Form 10-K405, Exhibit 13
period 1996-12-31
INDUSTRIAL BANCORP INC
filed 1997-03-27
CIK 942899

                                   EXHIBIT 13

Dear Shareholders,

         I am pleased to present our second Annual Report to Shareholders as a publicly traded stock company. 1996 was a very successful year, highlighted by being one of the first savings and loan holding companies in the nation to return capital to its shareholders. This $3.50 per share special return of capital distribution was done to enhance shareholder value and to improve return on equity in the future. In addition to the special return of capital distribution, Industrial Bancorp, Inc. paid a total of $.325 per share of dividends to its shareholders during 1996. Also during 1996, the Company applied for and received approval from the Office of Thrift supervision to repurchase up to 5% of its total outstanding common shares. The repurchase program, which began late in 1996 and will be completed in 1997, was also done to enhance shareholder value.

         Transition of management continued during 1996. On August 4, 1996, Mr. Lawrence R. Rhoades announced his retirement as Chief Executive Officer of the Company and its subsidiary. Mr. Rhoades began his career with Industrial Savings and Loan Association in 1964 when the association had two offices and $8.5 million in assets. Under his leadership and guidance, the association prospered to a total of 11 offices serving nine communities and over $326 million in assets. Under his direction, Industrial Savings and Loan Association has continually been recognized as one of the strongest and top performing thrifts in the State of Ohio, as well as the nation. His leadership skills and visionary talents distinguished him as one of the most highly regarded leaders within the thrift industry. He will continue his career with Industrial Savings as the Chief Financial Officer and Chairman of the Board. I am honored to have succeeded him as Chief Executive Officer.

         Our subsidiary, Industrial Savings and Loan Association, also completed a very successful year in 1996. Having completed its 106th year of operation, it continued to grow and prosper. One of the highlights of 1996 was the opening of our new branch facility in Ashland. We are very proud of this new facility and the new services it brings to our Ashland customers. Industrial Savings also expanded its servicing network in 1996 by adding two new ATMs. In 1996, we also announced the opening of a new loan production office in Mansfield. Industrial Savings is excited to have the opportunity to offer our loan products and services to the people of Mansfield and Richland County.

         The strength and vitality of Industrial Bancorp, Inc. continues, as evidenced by the year-end financial report. We reached a record high of $326.6 million in consolidated assets as of December 31, 1996. Savings deposits increased to $259.1 million as of year-end, which is also a new record. Mortgage lending remained strong in 1996, as we originated $81.1 million in new loans, which represents a 21% increase over the previous year.

         On behalf of the directors, management and employees, I would like to express our appreciation to you, our shareholders, for your confidence and investment in Industrial Bancorp, Inc. and to our valued customers for their continued support of Industrial Savings and Loan Association.

                                           David M. Windau
                                           President and Chief Executive Officer

                      BUSINESS OF INDUSTRIAL BANCORP, INC.

================================================================================

Industrial Bancorp, Inc. ("Industrial Bancorp"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of The Industrial Savings and Loan Association ("Industrial Savings"), a savings and loan association chartered under the laws of the State of Ohio. In August 1995, Industrial Bancorp acquired all of the common shares issued by Industrial Savings upon its conversion from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Since its formation, Industrial Bancorp's activities have been limited primarily to holding the common shares of Industrial Savings.

As a savings and loan holding company, Industrial Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS").

            BUSINESS OF THE INDUSTRIAL SAVINGS AND LOAN ASSOCIATION

================================================================================

Industrial Savings, which was organized under Ohio law in 1890, conducts business from its main office at 211 N. Sandusky Street in Bellevue, Ohio, and its nine branch offices in the northern Ohio communities of Ashland, Clyde, Findlay, Fremont, Norwalk, Sandusky, Tiffin and Willard. The principal business of Industrial Savings is the origination of loans secured by one- to four-family residential real estate located in the primary market area of Industrial Savings, which consists of the six Ohio counties of Ashland, Erie, Hancock, Huron, Sandusky and Seneca. Industrial Savings also originates construction and permanent mortgage loans secured by multifamily residences (over four units) and nonresidential real estate in its primary market area. In addition to real estate lending, Industrial Savings originates a limited number of commercial loans and secured and unsecured consumer loans. For liquidity and interest rate risk management purposes, Industrial Savings invests in interest-bearing deposits in other financial institutions, U.S. Government and agency obligations, mortgage-backed securities and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), borrowings from the Federal Home Loan Bank (the "FHLB") and principal repayments on loans.

As a savings and loan association incorporated under the laws of Ohio, Industrial Savings is subject to regulation, supervision and examination by the OTS and the Division of Financial Institutions of the Ohio Department of Commerce. Industrial Savings is also a member of the FHLB of Cincinnati.

                      SELECTED CONSOLIDATED FINANCIAL DATA

================================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding Industrial Bancorp at the dates and for the periods indicated.

                                                      At or for the year ended December 31,
                                             ----------------------------------------------------------
                                               1996        1995        1994         1993        1992
                                               ----        ----        ----         ----        ----
SELECTED FINANCIAL CONDITION DATA:                (Dollars in thousands, except per share data)
Total assets                                 $326,613    $322,994    $268,041     $245,516     $227,736
Investment securities                          23,797      27,882      16,014        5,010        8,450
Loans receivable - net                        285,803     259,124     235,537      205,001      187,478
Deposits                                      259,074     238,282     231,966      219,704      205,579
FHLB advances                                   2,000           -       6,000            -            -
Shareholders' equity (1)                       62,104      81,055      27,616       23,430       20,195

SUMMARY OF EARNINGS:

Interest income                               $25,468     $22,858     $19,024      $18,113      $18,420
Interest expense                               11,863      11,236       9,181        8,620        9,808
                                              -------     -------     -------      -------      -------
Net interest income                            13,605      11,622       9,843        9,493        8,612
Provision for loan losses                         180         180         200          240          230
                                              -------     -------     -------      -------      -------
Net interest income after
   provision for loan losses                   13,425      11,442       9,643        9,253        8,382
Noninterest income                                447         398         461          377          414
Noninterest expense                             9,453       5,518       4,734        4,220        3,845
                                              -------     -------     -------      -------      -------
Income before income tax and
   effect of accounting change                  4,419       6,322       5,370        5,410        4,951
Income tax expense                              2,020       2,149       1,752        1,853        1,765
Effect of accounting change                         -           -           -        (166)            -
                                              -------     -------     -------      -------      -------
                                                    -           -
Net income                                    $ 2,399     $ 4,173     $ 3,618      $ 3,391      $ 3,186
                                              =======     =======     =======      =======      =======
Earnings per share (2)                        $  0.47     $  0.42           -            -           -
Cash dividends declared per share (2) (3)     $  3.75     $  0.15           -            -           -

SELECTED FINANCIAL RATIOS:

Return on average assets                         0.75%       1.42%       1.42%        1.45%        1.51%
Return on average equity                         3.62        8.21       14.33        15.51        17.06
Average equity to average assets                20.59       17.29        9.88         9.36         8.85
Interest rate spread                             3.26        3.26        3.55         3.76         3.68
Net interest margin                              4.32        4.04        3.94         4.14         4.15
Efficiency ratio (4)                            68.14       46.60       46.85        43.82        43.71
Noninterest expense to average assets            2.94        1.88        1.85         1.81         1.82
Nonperforming assets to total assets             0.38        0.49        0.58         0.81         0.95
Nonperforming loans to total loans               0.42        0.60        0.62         0.92         1.13
Allowance for loan losses to total loans         0.53        0.52        0.50         0.48         0.40
Allowance for loan losses to
   nonperforming loans                         125.77       87.53       80.71        51.92        35.90
---------------------------

(1)   Shareholders' equity prior to the Conversion refers to members' equity.

(2) Per share data for 1995 is for the period from the date of completion of the Conversion, August 1, 1995, to December 31, 1995.

(3) The amount for the year ended December 31, 1996, includes a $3.50 per share special return of capital distribution in May 1996.

(4) Noninterest expense as a percentage of the sum of net interest income after provision for loan losses and noninterest income.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

================================================================================

                                    GENERAL

--------------------------------------------------------------------------------

The following discussion and analysis of the financial condition and results of operations of Industrial Bancorp and Industrial Savings should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in this Annual Report.

Industrial Bancorp was incorporated for the purpose of owning all of the outstanding common shares of Industrial Savings following the Conversion, and the ownership of such shares constitutes its principal business. As a result, the consolidated financial condition and results of operations discussed below focus principally on the financial condition and results of operations of Industrial Savings.

                         CHANGES IN FINANCIAL CONDITION

--------------------------------------------------------------------------------

The total consolidated assets of Industrial Bancorp amounted to $326.6 million at December 31, 1996, an increase of $3.6 million from $323.0 million at December 31, 1995. Growth in assets was limited by the $3.50 per share special return of capital distribution in May 1996, which totalled $19.4 million.

Loans receivable increased $26.7 million, or 10%, from $259.1 million at December 31, 1995, to $285.8 million at December 31, 1996. Substantially all of this increase was in one- to four-family residential real estate loans, which represent 85% of the total loan portfolio of Industrial Savings at December 31, 1996.

Investment securities totaled $23.8 million at December 31, 1996, compared to $27.9 million at December 31, 1995. The decrease occurred as proceeds from maturities of U.S. Treasury securities were used to partially fund loan growth.

Cash and cash equivalents declined by $19.3 million during 1996. Of the approximately $25.9 million of Conversion offering proceeds that remained in interest-bearing deposits at December 31, 1995, $19.4 million was used to make the special return of capital distribution in May 1996.

Office properties and equipment, net of accumulated depreciation, increased to $5.0 million at December 31, 1996, from $4.7 million at December 31, 1995. The $290,000 increase was primarily the result of completing the construction and relocation of Industrial Savings' branch office in the City of Ashland during 1996.

Total deposits increased $20.8 million, or 9%, to $259.1 million at December 31, 1996, from $238.3 million at December 31, 1995. Passbook savings deposits and certificates of deposit increased $2.4 million and $16.9 million, respectively.

FHLB advances were $2.0 million at December 31, 1996. These advances were acquired late in the year to fund loan growth.

Shareholders' equity was $62.1 million at December 31, 1996, $18.9 million less than the $81.0 million reported at December 31, 1995. The decline was primarily a result of the $19.4 million special return of capital distribution in May 1996 and the $2.6 million cost associated with the purchase of shares by The Industrial Savings and Loan Association Management Recognition Plan (the "MRP"). These expenditures were partially offset by net income of $2.4 million in 1996.

The following table presents certain average-balance information, as well as average yield on interest-earning assets and average cost of interest-bearing liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from monthly ending balances, which do not vary significantly from daily average balances.


                                                                               (Dollars in thousands)
                                                                               Year ended December 31,
                                            --------------------------------------------------------------------------------------
                                Weighted                  1996                         1995                         1994
                                 Average    -------------------------  ------------------------------------- ----------------------
                                yield/rate                    Average
                               December 31,  Average          yield/   Average            Average    Average              Average
                                   1996      balance Interest  rate    balance  Interest yield/rate  balance Interest    yield/rate
                                -----------  ------- -------- -------- -------  -------- ----------  ------- --------    ----------
Interest-earning assets:
   Interest-bearing deposits       6.21%   $ 13,629  $   649     4.76%$ 15,915   $   861     5.41%     17,747$    679      3.83%
   Investment securities (1)       5.69      28,289    1,712     6.05   22,544     1,288     5.71      11,143     566      5.08
   Mortgage-back securities       10.56         660       67    10.15      897        91    10.14       1,161     114      9.82
   Loans receivable (2)            8.11     271,998   23,040     8.47  248,012    20,618     8.31     220,058  17,665      8.03
                                           --------  -------           -------    ------             -------- -------
       Total interest-earning
         assets                    7.92     314,576   25,468     8.10  287,368    22,858     7.95     250,109  19,024      7.61

Non-interest-earning assets:
   Cash and due from banks                      933                        847                            760
   Premises and equipment                     5,019                      4,419                          4,056
   Other nonearning assets                    2,596                      2,552                          1,769
   Allowance for loan losses                 (1,557)                    (1,292)                        (1,104
                                           --------                   --------                       --------
       Total assets                        $321,567                   $293,894                       $255,590
                                           ========                   ========                       ========

Interest-bearing liabilities:
   Deposits:

     NOW accounts                  2.50      12,778      298     2.33 $ 11,358       264     2.32    $ 10,796     258      2.39
     Money market accounts         3.00       4,653      140     3.01    5,360       162     3.02       5,626     169      3.00
     Passbook savings accounts     3.10      52,872    1,631     3.08   55,559     1,719     3.09      71,367   2,208      3.09
     Certificates of deposit       5.68     174,590    9,772     5.60  156,811     8,503     5.42     136,836   6,493      4.75
                                           --------  -------          --------   -------             -------- -------
       Total deposits              4.86     244,893   11,841     4.84  229,088    10,648     4.65     224,625   9,128      4.06

   Conversion stock
     purchase funds                   -            -        -       -    3,838       117     3.05           -       -         -
   FHLB advances                   6.15         462       22     4.76    6,615       471     7.12       1,308      53      4.05
                                           -------- ---------         --------   --------            ------  ---------


   Total interest-bearing
     liabilities                   4.87     245,355   11,863     4.84  239,541    11,236     4.69     225,933   9,181      4.06

Non-interest-bearing liabilities             10,005                      3,526                          4,404
                                           --------                   --------
       Total liabilities                    255,360                    243,067                        230,337

Shareholders' equity (3)                     66,207                     50,827                         25,253
                                           --------                   --------                        -------

       Total liabilities and
         shareholders' equity              $321,567                   $293,894                       $255,590
                                           ========                   ========                       ========

Net interest income                                  $13,605                     $11,622                       $9,843
                                                     =======                     =======                       ======

Interest rate spread               3.05%                         3.26%                       3.26%                         3.55%

Net interest margin (4)                                          4.32%                       4.04%                         3.94%

Average interest-earning
   assets to average
   interest-bearing liabilities                                128.21%                     119.97%                       110.70%

-------------------------

(1) Average yields have been computed based on the amortized cost of the investment security.

(2)     Net of deferred loan fees,  loan  discounts and loans in process.
        Loan fees included in interest income amounted to $625,000, $493,000 and $530,000 in 1996, 1995 and 1994, respectively.
(3)     Shareholders' equity prior to the Conversion refers to members' equity.
(4)     Net interest income to average interest-earning assets.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earnings assets and interest-bearing liabilities have affected the interest income and interest expense of Industrial Savings during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided for changes attributable to (i) increases and decreases in volume (change in volume multiplied by prior year rate), (ii) increases and decreases in rate (change in rate multiplied by prior year volume) and (iii) total increases and decreases in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                       Year ended December 31,
                                         ----------------------------------------------------------------------------------
                                                         1996 vs. 1995                          1995 vs. 1994
                                         ---------------------------------------   ----------------------------------------
                                                Increase                                  Increase
                                           (decrease) due to           Total         (decrease) due to             Total
                                         ----------------------       increase     ----------------------         increase
                                         Volume            Rate      (decrease)    Volume            Rate        (decrease)
                                         ------            ----      ----------    ------            ----        ----------
                                                                          (In thousands)
Interest income attributable to:
     Interest-bearing deposits         $  (116)          $  (96)     $  (212)    $     (76)          $   258      $    182
     Investment securities                 344               80          424           644                78           722
     Mortgage-backed securities            (24)               -          (24)          (27)                4           (23)
     Loans receivable                    2,026              396        2,422         2,306               647         2,953
                                       -------            -----      -------       -------           -------       -------
       Total interest income             2,230              380        2,610         2,847               987         3,834

Interest expense attributable to:
     Deposits:
       NOW accounts                         33                1           34            13                (7)            6
       Money market accounts               (21)              (1)         (22)           (8)                1            (7)
       Passbook savings accounts           (83)              (5)         (88)         (489)                -          (489)
       Certificates of deposit             988              281        1,269         1,016               994         2,010
                                         -----            -----      -------        ------           -------       -------
        Total deposits                     917              276        1,193           532               988         1,520

     Conversion stock purchase
     funds                                (117)               -         (117)          117                 -           117
     FHLB advances                        (331)            (118)        (449)          352                66           418
                                        ------            -----       ------        ------           -------       -------

       Total interest expense              469              158          627         1,001             1,054         2,055
                                        ------            -----       ------        ------           -------       -------

Increase (decrease) in net

    interest income                     $1,761             $222       $1,983        $1,846           $   (67)       $1,779
                                        ======             ====       ======        ======           =======        ======

                        COMPARISON OF OPERATING RESULTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

--------------------------------------------------------------------------------

EARNINGS SUMMARY. Industrial Bancorp had consolidated net income of $2.4 million for the year ended December 31, 1996, compared to $4.2 million recorded for 1995. The decrease was due principally to two separate, but individually significant, events which occurred during 1996. The first was the special assessment levied by the Federal Deposit Insurance Corporation upon institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF"). The second was the impact of the $3.50 per share special return of capital distribution on shares held in trust for Industrial Bancorp's Employee Stock Ownership Plan (the "ESOP") but not allocated to ESOP participants. Industrial Bancorp recorded approximately $2.7 million in expense related to these two events. See Notes 9 and 13 of the Notes to Consolidated Financial Statements. The effect of these expenses offset an increase in net interest income of $2.0 million.

NET INTEREST INCOME. The consolidated net interest income of Industrial Bancorp is primarily dependent upon the net interest income of Industrial Savings, which is a function of the difference, or spread, between the average yield earned on loans and other interest-earning assets and the average rate paid on deposits and borrowings as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by the economic and competitive factors that influence interest rates, loan demand and deposit flows.

Net interest income increased $2.0 million, or 17%, to $13.6 million in 1996, compared to $11.6 million in 1995. The increase was primarily attributable to an increase in the excess of average interest-earning assets over average interest-bearing liabilities to $69.2 million in 1996 from $47.8 million in 1995, due to the growth in loans receivable and the reduced use of FHLB borrowings.

Total interest income increased $2.6 million, or 11%, to $25.5 million in 1996, compared to $22.9 million in 1995. The increase was largely due to average loans being $24.0 million higher in 1996 than in 1995. Interest and fees on loans totaled $23.0 million in 1996, compared to $20.6 million in 1995. The average yield earned on loans increased to 8.47% for 1996, compared to 8.31% for 1995, as a result of the moderately higher interest rate environment. Interest earned on investment securities increased to $1.7 million in 1996, compared to $1.3 million in 1995. The average yield earned on investment securities increased to 6.05% for 1996, compared to 5.71% for 1995, as a result of the higher interest rate environment.

Total interest expense increased $627,000, or 6%, to $11.9 million in 1996, compared to $11.2 million in 1995. The increase was primarily attributable to growth in average deposits, from $229.1 million in 1995 to $244.9 million in 1996, coupled with the related increase in weighted average rate paid from 4.65% in 1995 to 4.84% in 1996. The increase in interest expense due to deposit growth was somewhat offset by the limited use of FHLB borrowings, which averaged $6.2 million less in 1996 than in 1995.

YIELDS EARNED AND RATES PAID. The spread between the average yield on interest-earning assets and the average cost of interest-bearing liabilities was 3.26% for 1996, the same as for 1995. The increase in the average yield earned on interest-earning assets matched the increase in the average rate paid on interest-bearing liabilities. Average interest-earning assets continued to exceed average interest-bearing liabilities, increasing to a ratio of 128.21% at December 31, 1996, from 119.97% at December 31, 1995.

PROVISION FOR LOAN LOSSES. Industrial Savings maintains an allowance for loan losses in an amount which, in management's judgment, is adequate to absorb reasonably foreseeable losses inherent in its loan portfolio. The amount of the provision which is charged against earnings each year and added to the allowance is based upon management's ongoing review of such factors as historical loss performance, general prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral.

The foregoing statement regarding the adequacy of the allowance for loan losses is a "forward-looking" statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Factors that could affect the adequacy of the allowance for loan losses include, but are not limited to, the following: (1) changes in the national and local economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances with respect to certain large loans; (3) decreases in the value of collateral securing consumer loans to amounts equal to less than the outstanding balances of the consumer loans; and
(4) determinations by various regulatory agencies that Industrial Savings must recognize additions to its loan loss allowance based on such regulators' judgment of information available to them at the time of their examinations.

The provision for loan losses was $180,000 in 1996, the same as in 1995. Industrial Savings had no charge-offs in 1996 and approximately $1,000 in recoveries, compared to 1995, in which net charge-offs amounted to $13,000. Nonperforming loans were $334,000 less at December 31, 1996 than at December 31, 1995. At December 31, 1996, the allowance for loan losses was 125.77% of nonperforming loans and .53% of total loans. Management determined that a provision for loan losses was warranted in 1996 based on the $26.7 million growth in loans receivable.

NONINTEREST INCOME. Noninterest income for 1996 increased $49,000 from that recorded in 1995. Service fees related to the growing deposit base and expanding ATM usage contributed largely to this increase.

NONINTEREST EXPENSE. Noninterest expense increased significantly, to $9.5 million in 1996, compared to $5.5 million in 1995. The increase was primarily attributable to the industry-wide special SAIF assessment and the employee benefits expense associated with accounting for the special return of capital distribution on unallocated ESOP shares.

Salaries and employee benefits were $4.3 million in 1996, compared to $2.1 million in 1995, due principally to the recording of $1.2 million associated with the $3.50 per share special return of capital distribution related to unallocated ESOP shares. The accounting rules for this transaction dictated that an expense be reported on the income statement and that there be a compensating increase to an equity account. Salaries and employee benefits were also affected by the implementation of the MRP and its related expense, an increase in the number of full-time equivalent employees and normal pay increases.

Federal deposit insurance premiums, including the special assessment, were $2.1 million in 1996, compared to $531,000 in 1995. The special assessment upon SAIF-insured deposits amounted to $1.5 million. As a result of the special assessment in 1996, FDIC insurance premiums paid by Industrial Savings have been reduced effective October 1, 1996.

The foregoing statement regarding federal deposit insurance premiums is a "forward-looking" statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Events that could cause FDIC insurance premiums to increase above current rates include, but are not limited to, failures of thrift institutions and legislative action increasing the required reserves of the SAIF.

State franchise tax increased from $748,000 in 1995 to $843,000 in 1996, due to increased capital at Industrial Savings. Data processing and related fees, which are based on the outstanding number of loan and deposit accounts, increased from $339,000 in 1995 to $355,000 in 1996. Total occupancy and equipment and depreciation expense remained relatively stable at $601,000 for 1996, compared to $591,000 for 1995. Other expenses increased $139,000 in 1996, compared to 1995, due principally to increased lending activity.

INCOME TAX EXPENSE. Fluctuations in income tax expense are primarily attributable to the change in net income before taxes. Income before taxes amounted to $4.4 million in 1996, compared to $6.3 million in 1995. Despite this 30% decrease in income before taxes, the provision for income taxes declined only slightly to $2.0 million in 1996, compared to $2.1 million in 1995, as the expense related to the special return of capital distribution as applied to unallocated ESOP shares was not deductible for tax purposes.


                        COMPARISON OF OPERATING RESULTS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

--------------------------------------------------------------------------------

EARNINGS SUMMARY. Industrial Bancorp had consolidated net income of $4.2 million for the year ended December 31, 1995, an increase of 15% over the $3.6 million recorded for 1994. The increase in net income was primarily attributable to an increase in net interest income of $1.8 million. This increase was offset by a decrease in noninterest income of $63,000 and increases in noninterest expense of $784,000 and federal income tax expense of $397,000.

NET INTEREST INCOME. Net interest income increased $1.8 million, or 18%, to $11.6 million for 1995, compared to $9.8 million for 1994. The increase was primarily attributable to an increase in the excess of average interest-earning assets over average interest-bearing liabilities to $47.8 million in 1995 from $24.2 million in 1994. The increase in net interest income due to volume, principally the growth in loans, was marginally offset by reductions in net interest income due to rate.

Total interest income increased $3.8 million, or 20%, to $22.9 million for 1995, compared to $19.0 million for 1994. The increase was largely due to average loan and average investment securities balances being $28.0 and $11.4 million higher, respectively, for 1995, compared to 1994. Interest and fees on loans totaled $20.6 million in 1995, compared to $17.7 million for 1994. The average yield earned on loans increased to 8.31% for 1995, compared to 8.03% for 1994, as a result of the higher interest rate environment. Interest earned on investment securities and interest-bearing deposits increased to $2.1 million in 1995 from $1.2 million in 1994. The average yield earned on investment securities increased to 5.71% for 1995, from 5.08% for 1994, as a result of the investment portfolio increase and the higher interest rate environment.

Total interest expense increased $2.1 million, or 22%, to $11.2 million for 1995, compared to $9.2 million for 1994. The increase was primarily attributable to the weighted average rate paid on deposits increasing from 4.06% in 1994 to 4.65% in 1995, a result of the higher interest rate environment. A $4.4 million increase in average interest-bearing deposits and increased use of FHLB advances, which averaged $5.3 million more in 1995 than in 1994, also contributed to the increase in interest expense in 1995, compared to 1994. Interest expense on the funds deposited with Industrial Savings for the purchase of stock in the Conversion amounted to $117,000.

YIELDS EARNED AND RATES PAID. The spread between the average yield on interest-earning assets and the average interest cost of interest-bearing liabilities declined from 3.55% in 1994 to 3.26% in 1995. During 1995, the average rate paid on interest-bearing liabilities rose to a greater degree than did the average yields earned on interest-earning assets.

PROVISION FOR LOAN LOSSES. The provision for loan losses decreased by $20,000, or 10%, for the year ended December 31, 1995, compared to 1994. Industrial Savings had net charge-offs of $13,000 in 1995, compared to net recoveries of $8,000 in 1994, and nonperforming loans were $74,000 greater at December 31, 1995, than at December 31, 1994. With the provision in 1995, however, the allowance for loan losses as a percentage of nonperforming loans increased to 87.5%
at December 31, 1995, from 80.7% at December 31, 1994. As a percentage of total loans, the allowance for loan losses was .52% at December 31, 1995.

NONINTEREST INCOME. Noninterest income for 1995 decreased $63,000 from that recorded in 1994. The total for 1994 included a $70,000 gain on sale of real estate associated with the relocation of the Ashland branch office.

NONINTEREST EXPENSE. Noninterest expense increased $784,000, or 17%, to $5.5 million for 1995, compared to $4.7 million in 1994. Salaries and employee benefits increased $246,000, or 13%, for 1995 compared to 1994, as a result of an increase in the number of full-time equivalent employees and normal pay increases. State franchise tax, which is based on a percentage of consolidated capital, more than doubled, from $353,000 in 1994 to $748,000 in 1995, due primarily to the increase in capital raised through the Conversion.

Federal deposit insurance premiums increased to $531,000 in 1995 from $505,000 in 1994, as total deposit balances subject to such premiums increased. For the same reason, data processing and related fees, which are based on the outstanding number of loan and deposit accounts, increased from $302,000 in 1994 to $339,000 in 1995. Total occupancy and equipment and depreciation expense remained relatively stable at $591,000 for 1995, compared to $575,000 for 1994. Other expenses increased $64,000 in 1995, compared to 1994, as the capital raised through the Conversion resulted in increased lending activity and expenses related thereto.

INCOME TAX EXPENSE. Fluctuations in income tax expense are primarily attributable to the change in net income before taxes. Income before taxes in 1995 amounted to $6.3 million, compared to $5.4 million in 1994. The provision for income taxes increased, therefore, to $2.1 million in 1995, compared to $1.8 million in 1994.

                                 ASSET QUALITY

------------------------------------------------------------------------------

Industrial Savings has consistently maintained a high quality loan portfolio, as evidenced by its levels of nonperforming assets and nonperforming loans. Nonperforming assets (which includes nonperforming loans and real estate acquired through foreclosure or by deed-in-lieu thereof) declined from $1.6 million at December 31, 1995, to $1.3 million at December 31, 1996.

The following table summarizes Industrial Savings' nonperforming assets for the periods indicated:

                                                          At December 31,
                                  --------------------------------------------------------------
                                     1996         1995          1994          1993          1992
                                     ----         ----          ----          ----          ----
                                                       (Dollars in thousands)
Accruing loans delinquent
   90 days or more                 $  721         $  939       $  874        $  325       $   387
Nonaccrual loans                      517            633          624         1,603         1,766
                                   ------         ------       ------        ------       -------
    Total nonperforming loans       1,238          1,572        1,498         1,928         2,153

Real estate owned                      15             15           48            63             -
                                  -------         ------       ------        ------       -------

    Total nonperforming assets     $1,253         $1,587       $1,546        $1,991        $2,153
                                   ======         ======       ======        ======        ======

Nonperforming assets to
   total assets                      0.38%          0.49%        0.58%         0.81%        0.95%
Nonperforming loans as a
    percent of total loans           0.42%          0.60%        0.62%         0.92%        1.13%


Industrial Savings' allowance for loan losses has increased, consistent with growth in the loan portfolio, over the past five years and stood at $1.6 million at December 31, 1996. Over the last five years, Industrial Savings has experienced total charge-offs of $44,000 and total recoveries of $45,000.

The following table provides a history of Industrial Savings' loan loss experience and allowance for loan losses:

                                                        Year ended December 31,
                                    --------------------------------------------------------------
                                     1996          1995          1994          1993          1992
                                     ----          ----          ----          ----          ----
                                                        (Dollars in thousands)
Balance at beginning of year         $1,376        $1,209        $1,001       $  773         $526

Charge-offs                               -           (17)           (4)         (18)          (5)
Recoveries                                1             4            12            6           22
                                     ------        ------        ------       ------         ----
Net (charge-offs) recoveries              1           (13)            8          (12)          17
Provision for loan losses               180           180           200          240          230
                                     ------        ------        ------       ------         ----
Balance at end of year               $1,557        $1,376        $1,209       $1,001         $773
                                     ======        ======        ======       ======         ====

Net (charge-offs) recoveries to
   average loans                       0.00%       (0.01)%         0.00%       (0.01)%       0.01%
Allowance for loan losses to
   total loans                         0.53%        0.52%          0.50%        0.48%        0.40%
Allowance for loan losses to
   nonperforming loans               125.77%       87.53%         80.71%       51.92%       35.90%


                         ASSET AND LIABILITY MANAGEMENT

--------------------------------------------------------------------------------

Industrial Savings, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its efforts to monitor and manage interest rate risk, Industrial Savings utilizes the "net portfolio value" ("NPV") reports provided by the OTS on a quarterly basis.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning assets and other assets and outgoing cash flows on interest-bearing liabilities and other liabilities. The application of the NPV methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates. Both a 200 basis point increase and a 200 basis point decrease in market interest rates are considered.

The OTS has proposed regulations which, if adopted, would require an institution whose NPV would decrease more than 2% of the present value of the institution's assets as a result of an increase or a decrease in market interest rates to deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. At December 31, 1996, 2% of the present value of the assets of Industrial Savings was $6.8 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $12.7 million at December 31, 1996, the proposed OTS regulations, if effective, would require that Industrial Savings deduct $2.9 million from its capital in determining whether Industrial Savings met its risk-based capital requirement. Even if such deduction was required, the risk-based capital of Industrial Savings at December 31, 1996, would still exceed the regulatory risk-based capital requirement by approximately $40.4 million.

The following table presents, at December 31, 1996, an analysis of the interest rate risk of Industrial Savings, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point increments in market interest rates. The table also contains the policy limits set by the Board of Directors of Industrial Savings as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and the strong capital position of Industrial Savings.

                                                At December 31, 1996
                                            ---------------------------
               Change in
             interest rate     Board limit    $ change        % change
            (basis points)       % change      in NPV          in NPV
            --------------     ------------   --------        --------
                                        (Dollars in thousands)
                 +400                80%       $(26,390)         (38)%
                 +300                60         (19,582)         (28)
                 +200                40         (12,650)         (18)
                 +100                20          (5,953)          (9)
                    0                 -               -            -
                 -100                20           4,016            6
                 -200                40           5,360            8
                 -300                60           5,638            8
                 -400                80           6,914           10


Based on the information presented in the foregoing table, in the event that interest rates rise from the recent low levels, the net interest income of Industrial Savings could be negatively affected. Moreover, rising interest rates could negatively affect the earnings of Industrial Savings due to diminished loan demand. Industrial Savings attempts to mitigate interest rate risk by originating adjustable-rate loans and by maintaining its status as an approved Federal Home Loan Mortgage Corporation seller/servicer. The ability to sell certain loans will provide Industrial Savings the opportunity to continue to offer fixed-rate mortgage loans to its customers without retaining all of the interest rate risk associated with fixed-rate loans.

                        LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------

Industrial Bancorp's liquidity, primarily represented by cash and cash equivalents, is a result of the operating, investing and financing activities of Industrial Savings. These activities, on a consolidated basis, are summarized in the following table for the years indicated:

                                                                    Year ended December 31,
                                                         ----------------------------------------
                                                            1996             1995            1994
                                                            ----             ----            ----
                                                                      (In thousands)
Net income                                               $  2,399          $  4,173       $  3,618
Adjustments to reconcile net income to
   net cash from operating activities                       2,062               315           (699)
                                                         --------           -------        -------
Net cash from operating activities                          4,461             4,488          2,919
Net cash from investment activities                       (22,555)          (32,850)       (20,381)
Net cash from financing activities                         (1,204)           49,607         18,262
                                                         --------           -------        -------
Net change in cash and cash equivalents                   (19,298)           21,245            800
Cash and cash equivalents at beginning of year             26,711             5,466          4,666
                                                         --------           -------        -------
Cash and cash equivalents at end of year                 $  7,413           $26,711        $ 5,466
                                                         ========           =======        =======

The principal sources of funds for Industrial Savings are deposits, FHLB borrowings, loan repayments, maturity of investment securities and funds generated through operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan prepayments are more influenced by interest rates, general economic conditions and competition. Industrial Savings maintains a level of investment in liquid assets which is based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset and liability management program of Industrial Savings.

OTS regulations presently require Industrial Savings to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U. S. Treasury and federal agency obligations and other investments having maturities of five years or less, in an amount equal to 5% of the sum of Industrial Savings' average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Industrial Savings may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 1996, the regulatory liquidity ratio of Industrial Savings was 6.10%. At such date, Industrial Savings had commitments to originate loans and loans in process totaling $20.8 million and no commitments to purchase or sell loans. Industrial Savings considers its liquidity and capital reserves sufficient to meet its foreseeable short-term and long-term needs.

Industrial Savings is required by OTS regulations to maintain specified minimum amounts of capital. At December 31, 1996, Industrial Savings exceeded all applicable minimum capital requirements. The following table summarizes the regulatory capital requirements and actual capital of Industrial Savings at December 31, 1996:

                                                       Amount               Percent of Assets
                                                       ------               -----------------
Capital under generally accepted
accounting principles before adjustments               $56,627                     17.34%
                                                       =======                     =====

Tangible capital: (1)
   Capital level                                       $55,777                     17.14%
   Requirement                                           4,881                      1.50
                                                       -------                     -----
   Excess                                              $50,896                     15.64%
                                                       =======                     =====

Leverage capital: (1)
   Capital level                                       $55,777                     17.14%
   Requirement                                           9,763                      3.00
                                                       -------                     -----
   Excess                                              $46,014                     14.14%
                                                       =======                     =====

Risk-based capital: (2)
   Capital level                                       $57,291                     32.78%
   Requirement                                          13,984                      8.00
                                                       -------                     -----
   Excess                                              $43,307                     24.78%
                                                       =======                     =====

-------------------------------

(1) Tangible and leverage capital percentages are based on adjusted total assets of $325.4 million.

(2) Risk-based capital percentages are based on risk-weighted assets of $174.8 million.

                         MARKET PRICE OF COMMON SHARES

                        AND RELATED SHAREHOLDER MATTERS

================================================================================

There were 5,504,500 common shares of Industrial Bancorp outstanding on December 31, 1996, held of record by approximately 1,584 shareholders. The common shares of Industrial Bancorp are listed on the Nasdaq National Market ("Nasdaq") under the symbol "INBI".

The following table sets forth the high and low sales prices of the common shares of Industrial Bancorp during the periods indicated, as reported by Nasdaq. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                         High              Low              Period-end
                                         ----              ---              ----------
Quarter ended:
  September 30, 1995 (1)               $13.125           $12.000              $12.875
  December 31, 1995                     14.125            12.375               13.750
  March 31, 1996                        15.375            13.250               15.250
  June 30, 1996 (2)                     16.000            11.250               11.250
  September 30, 1996                    12.375             9.875               12.250
  December 31, 1996                     13.500            12.125               12.750
-----------------------------

(1) For the period from August 1, 1995, the date of completion of the Conversion, to September 30, 1995.

(2) In May 1996, Industrial Bancorp paid a $3.50 per share special return of capital distribution.

Industrial Bancorp has declared and paid quarterly cash dividends in each full fiscal quarter since the Conversion. Prior to the fourth quarter of 1996, all of such dividends were in the amount of $.075 per share. For the fourth quarter of 1996 and the first quarter of 1997, Industrial Bancorp increased the amount of the quarterly cash dividend to $.10 per share.

The income of Industrial Bancorp on an unconsolidated basis consists of dividends which may periodically be declared and paid by the Board of Directors of Industrial Savings on the common shares of Industrial Savings held by Industrial Bancorp and earnings on other investments. At December 31, 1996, investments of Industrial Bancorp, other than its investment in Industrial Savings, consisted of a $4.0 million loan to the ESOP, a loan of $700,000 to Industrial Savings to be used for operations and investment purposes and $662,000 on deposit with Industrial Savings.

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, Industrial Savings is not permitted to pay a cash dividend on its common shares if the regulatory capital of Industrial Savings would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of Industrial Savings, in the event of a complete liquidation, to those members of Industrial Savings before the Conversion who maintain a savings account at Industrial Savings after the Conversion) or applicable regulatory capital requirements prescribed by the OTS. OTS regulations applicable to all savings associations provide that a savings association which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings associations with total capital in excess of the capital requirements that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

Industrial Savings currently meets all of its regulatory capital requirements and, unless the OTS determines that Industrial Savings is an institution requiring more than normal supervision, Industrial Savings may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                    EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

--------------------------------------------------------------------------------

Several new accounting pronouncements have been issued by the Financial Accounting Standards Board that were effective for Industrial Bancorp's consolidated financial statements for the year ended December 31, 1996. Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of," requires a review of long-term assets for impairment of recorded value and resulting write-downs if the value is impaired. SFAS No. 122, "Accounting for Mortgage Servicing Rights," requires recognition of an asset when servicing rights are retained on in-house originated loans that are sold. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, entities to use a "fair value based method" to account for stock-based compensation plans. If the fair value accounting is not adopted, entities must disclose the pro forma effect on net income and on earnings per share as if the accounting had been adopted. These statements did not have a material effect on Industrial Bancorp's consolidated financial position or its results of operations.

In addition, SFAS No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities," provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and requires a consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred and derecognizes liabilities when extinguished. SFAS No. 125, which supersedes SFAS No. 122, requires that servicing assets and liabilities be subsequently measured by amortization in proportion to and over the period of estimated net servicing income or loss and requires assessment for asset impairment or increased obligation based on their fair values. SFAS No. 125 applies to transfers and extinguishments occurring after December 31, 1996, and early or retroactive application is not permitted. This statement is not expected to have a material impact on Industrial Bancorp's consolidated financial position or its results of operations.

                    IMPACT OF INFLATION AND CHANGING PRICES

--------------------------------------------------------------------------------

The financial statements and notes thereto included herein have been prepared in accordance with generally accepted accounting principles, which require Industrial Savings to measure financial position and operating results in terms of historical dollars, with the exception of investment securities available-for-sale, which are carried at fair value. Changes in the relative value of money due to inflation or recession are generally not considered. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. While interest rates are greatly influenced by changes in the rate of inflation, they do not change at the same rate or in the same magnitude as the rate of inflation. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policies.

                            INDUSTRIAL BANCORP, INC.
                               1996 ANNUAL REPORT

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS ....................................................................16

CONSOLIDATED FINANCIAL STATEMENTS

      Consolidated Balance Sheets..................................................................17

      Consolidated Statements of Income............................................................18

      Consolidated Statements of Shareholders' Equity..............................................19

      Consolidated Statements of Cash Flows........................................................21

      Notes to Consolidated Financial Statements ..................................................23

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Industrial Bancorp, Inc.
Bellevue, Ohio

We have audited the accompanying consolidated balance sheets of Industrial Bancorp, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrial Bancorp, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for impaired loans in 1995.

                                                   Crowe, Chizek and Company LLP

Cleveland, Ohio
January 15, 1997









--------------------------------------------------------------------------------

                            INDUSTRIAL BANCORP, INC.
                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1996 and 1995
               (In Thousands of Dollars Except Per Share Amounts)

--------------------------------------------------------------------------------

                                                                                          1996             1995
                                                                                          ----             ----
ASSETS

Cash and noninterest-bearing deposits (Note 14)                                      $       1,312     $        817
Interest-bearing demand deposits                                                             2,101            4,894
Overnight deposits                                                                           4,000           21,000
                                                                                     -------------     ------------
     Cash and cash equivalents                                                               7,413           26,711
Investment securities available for sale, at fair value (Note 3)                            23,236           17,128
Investment securities held to maturity (fair value: 1996 - $608;
  1995 -  $10,871) (Note 3)                                                                    561           10,754
Loans receivable - net (Notes 4 and 7)                                                     285,803          259,124
Office properties and equipment - net (Note 5)                                               5,029            4,739
Accrued interest receivable                                                                  1,784            1,765
Other assets                                                                                 2,787            2,773
                                                                                     -------------     ------------

                                                                                     $     326,613     $    322,994
                                                                                     =============     ============


LIABILITIES
Deposits (Note 6)                                                                    $     259,074     $    238,282
Federal Home Loan Bank advances (Note 7)                                                     2,000
Accrued interest payable and other liabilities                                               3,435            3,657
                                                                                     -------------     ------------

                                                                                           264,509          241,939
                                                                                     -------------     ------------

Commitments (Note 14)

SHAREHOLDERS' EQUITY (Notes 2 and 15)
Common stock, no par value, 10,000,000 shares authorized,
  5,554,500 shares issued                                                                   34,669           54,110
Additional paid-in capital                                                                   1,669
Retained earnings                                                                           31,803           30,682
Treasury stock,  50,000 shares at cost                                                        (634)
Unearned employee stock ownership plan shares (Note 9)                                      (3,974)          (4,436)
Unearned compensation (Note 11)                                                             (2,279)
Minimum additional pension liability (Note 8)                                                                   (49)
Unrealized gain on securities available for sale                                               850              748
                                                                                     -------------     ------------
                                                                                            62,104           81,055
                                                                                     -------------     ------------

                                                                                     $     326,613     $    322,994
                                                                                     =============     ============


--------------------------------------------------------------------------------

                  See accompanying notes to consolidated financial statements.

                            INDUSTRIAL BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1996, 1995 and 1994
               (In Thousands of Dollars Except Per Share Amounts)

--------------------------------------------------------------------------------

                                                                              1996           1995           1994
                                                                              ----           ----           ----
INTEREST INCOME
     Interest and fees on loans                                          $    23,040    $    20,618     $    17,665
     Interest and dividends on investment securities                           1,779          1,379             680
     Interest on deposits                                                        649            861             679
                                                                         -----------    -----------     -----------
                                                                              25,468         22,858          19,024
                                                                         -----------    -----------     -----------

INTEREST EXPENSE
     Interest on deposits (Note 6)                                            11,841         10,648           9,128
     Interest on FHLB advances                                                    22            471              53
     Interest on conversion stock purchase funds                                                117
                                                                         -----------    -----------
                                                                              11,863         11,236           9,181
                                                                         -----------    -----------     -----------

NET INTEREST INCOME                                                           13,605         11,622           9,843

Provision for loan losses (Note 4)                                               180            180             200
                                                                         -----------    -----------     -----------

Net interest income after provision for loan losses                           13,425         11,442           9,643
                                                                         -----------    -----------     -----------

NONINTEREST INCOME
     Service fees and other charges                                              401            348             330
     Other                                                                        46             50             131
                                                                         -----------    -----------     -----------
                                                                                 447            398             461
                                                                         -----------    -----------     -----------

NONINTEREST EXPENSE

     Salaries and employee benefits (Notes 8, 9, 10 and 11)                    4,291          2,145           1,899
     State franchise tax                                                         843            748             353
     Federal deposit insurance premiums (Note 13)                              2,060            531             505
     Occupancy and equipment                                                     330            353             361
     Data processing                                                             355            339             302
     Depreciation                                                                271            238             214
     Other                                                                     1,303          1,164           1,100
                                                                         -----------    -----------     -----------
                                                                               9,453          5,518           4,734
                                                                         -----------    -----------     -----------

Income before income tax                                                       4,419          6,322           5,370

Provision for income tax (Note 12)                                             2,020          2,149           1,752
                                                                         -----------    -----------     -----------

NET INCOME                                                               $     2,399    $     4,173     $     3,618
                                                                         ===========    ===========     ===========

Earnings per share (Note 1)                                              $       .47    $       .42
                                                                         ===========    ===========



--------------------------------------------------------------------------------

                  See accompanying notes to consolidated financial statements.

                            INDUSTRIAL BANCORP, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended December 31, 1996, 1995 and 1994
               (In Thousands of Dollars Except Per Share Amounts)

--------------------------------------------------------------------------------

                                                                         Unearned                            Unrealized
                                                                         Employee                   Minimum    Gain on
                                       Additional                          Stock                  Additional Securities
                                Common   Paid in    Retained  Treasury   Ownership     Unearned    Pension    Available
                                 Stock   Capital    Earnings    Stock   Plan Shares  Compensation  Liability  for Sale      Total
                                ------ ----------   --------  --------  -----------  ------------ ---------- ----------   ---------
BALANCE AT JANUARY 1, 1994                         $  23,658                                     $    (227)               $  23,431

Net income                                             3,618                                                                  3,618

Effect of change
   in accounting for investment
   securities (Note 1)                                                                           $     357         357

Change in unrealized gain on
   securities available for sale                                                                                    (2)          (2)

Change in minimum additional
   pension liability                                                                                   212                      212
                                                   ---------                                     ---------   ---------    ---------

BALANCE AT DECEMBER 31, 1994                          27,276                                           (15)        355       27,616

Net income                                             4,173                                                                  4,173

Sale of 5,554,500  shares of no
   par common stock, net of
   conversion costs (Note 2)     54,110                                                                                      54,110

Shares purchased under
   Employee Stock Ownership
   Plan (Note 9)                                                         $ (4,436)                                           (4,436)

Cash dividends declared
   ($.15 per share)                                     (767)                                                                  (767)

Change in unrealized gain on
   securities available for sale                                                                                   393          393

Change in minimum additional
   pension liability                                                                                   (34)                     (34)
                                ------- ---------  --------- ---------   --------      --------- ---------   ---------    ---------

BALANCE AT DECEMBER 31, 1995     54,110               30,682               (4,436)                     (49)        748       81,055

--------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended December 31, 1996, 1995 and 1994
               (In Thousands of Dollars Except Per Share Amounts)

--------------------------------------------------------------------------------

                                                                       Unearned                              Unrealized
                                                                       Employee                    Minimum     Gain on
                                      Additional                         Stock                   Additional  Securities
                               Common   Paid in    Retained  Treasury  Ownership     Unearned     Pension     Available
                                Stock   Capital    Earnings    Stock  Plan Shares  Compensation   Liability   for Sale     Total
                                ----- ----------   --------  -------- -----------  ------------   ---------   --------     -----
BALANCE AT JANUARY 1, 1996     $ 54,110            $ 30,682            $ (4,436)                $    (49)     $    748   $  81,055

Net income                                            2,399                                                                  2,399

Capital distribution declared
   ($3.50 per share) (Note 15)  (19,441)                                                                                   (19,441)

Employee stock ownership plan:

   Capital distribution on
     unallocated shares                $   1,553                                                                             1,553

   Shares released                           116                            462                                                578

Management Recognition plan:

   Shares purchased                                                               $  (2,630)                                (2,630)

   Compensation earned                                                                  351                                    351

Cash dividends declared
   ($.25 per share)                                  (1,278)                                                                (1,278)

Purchase of treasury stock
   (50,000 shares)                                          $    (634)                                                        (634)

Change in unrealized gain on
   securities available for sale                                                                                   102         102

Change in minimum additional
   pension liability                                                                                  49                        49
                               -------- --------  --------- ---------  --------   ---------    ---------     ---------   ---------

BALANCE AT DECEMBER 31, 1996   $ 34,669 $  1,669  $  31,803 $    (634) $ (3,974)  $  (2,279)   $       0     $     850   $  62,104
                               ======== ========  ========= =========  ========   =========    =========     =========   =========


--------------------------------------------------------------------------------

                  See accompanying notes to consolidated financial statements.

                            INDUSTRIAL BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1995, 1994 and 1993
                           (In Thousands of Dollars)

--------------------------------------------------------------------------------

                                                                              1996           1995           1994
                                                                              ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                             $  2,399       $  4,173        $  3,618
     Adjustments to reconcile net income to net cash from
       operating activities
         Depreciation                                                            271            238             214
         Provision for loan losses                                               180            180             200
         Accretion of deferred loan fees                                        (639)          (497)           (537)
         FHLB stock dividends                                                   (176)          (153)           (111)
         Net accretion on investment securities                                  (55)           (50)            (20)
         Gain on sale of fixed assets                                                                           (70)
         ESOP expense                                                          1,794
         MRP compensation expense                                                351
         Change in
              Deferred taxes                                                      29            312            (145)
              Accrued interest receivable and other assets                        96           (462)           (541)
              Accrued interest payable and other liabilities                     211            747             311
                                                                            --------       --------        --------
         Net cash from operating activities                                    4,461          4,488           2,919
                                                                            --------       --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES
     Net change in interest-bearing time deposits                                             2,500          21,000
     Proceeds from maturities of investment securities held
       to maturity                                                            10,000          6,500           2,000
     Purchases of investment securities available for sale                    (5,910)
     Purchases of investment securities held to maturity                                    (17,944)        (12,916)
     Mortgage-backed securities principal repayments                             205            220             471
     Net increase in loans                                                   (26,220)       (23,303)        (30,475)
     Proceeds from sale of real estate owned                                                     60             284
     FHLB stock purchases                                                        (69)          (241)             (5)
     Properties and equipment expenditures, net                                 (561)          (642)           (740)
                                                                            --------       --------        --------
         Net cash from investing activities                                  (22,555)       (32,850)        (20,381)
                                                                            --------       --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in deposits                                                 20,792          6,316          12,262
     Proceeds from FHLB advances                                               2,000         11,000           9,000
     Repayment of FHLB advances                                                             (17,000)         (3,000)
     Capital distribution to shareholders                                    (19,071)
     Purchase of management recognition plan shares                           (2,630)
     Proceeds from issuance of common stock, net of costs                                    54,110
     Cash provided to ESOP                                                                   (4,436)
     Cash dividends paid                                                      (1,661)          (383)
     Purchase of treasury stock                                                 (634)
                                                                            --------       ---------       ---------
         Net cash from financing activities                                   (1,204)        49,607          18,262
                                                                            --------       --------        --------


--------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                  Years ended December 31, 1996, 1995 and 1994
                           (In Thousands of Dollars)

--------------------------------------------------------------------------------

                                                                               1996          1995           1994
                                                                               ----          ----           ----
Net change in cash and cash equivalents                                   $   (19,298)   $   21,245     $       800

Cash and cash equivalents at beginning of year                                 26,711         5,466           4,666
                                                                          -----------    ----------     -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $     7,413    $   26,711     $     5,466
                                                                          ===========    ==========     ===========


Supplemental disclosures of cash flow information

     Cash paid during the year for:
         Interest                                                         $    11,655    $   11,060     $     9,096
         Income taxes                                                           1,780         1,646           2,439

     Noncash transactions:
         Transfer of loans to real estate owned                                                  33             276
         Transfer of securities to available for sale at fair value                          16,144             585


--------------------------------------------------------------------------------


          See accompanying notes to consolidated financial statements.

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Industrial Bancorp, Inc. (Company) and its wholly-owned subsidiary, Industrial Savings and Loan Association (Industrial). All significant intercompany transactions have been eliminated.

Industry Segment Information: The Company grants residential, consumer and commercial loans to customers located primarily in north-central Ohio. These loans account for substantially all of the Company's revenues. Mortgage loans make up approximately 98% of the Company's loan portfolio and the remaining 2% is made up of consumer and commercial loans.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Areas involving the use of management's estimates and assumptions include the allowance for loan losses, the realization of deferred tax assets, the determination and carrying value of impaired loans, depreciation of premises and equipment, the net accrued pension liability and the carrying value of other real estate recognized in the Company's financial statements. Actual results could differ from those estimates.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits with financial institutions and overnight deposits. Overnight deposits are sold for one-day periods. The Company reports net cash flows for customer loan transactions, deposit transactions and time deposits made with other financial institutions.


--------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities: Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This accounting guidance requires the Company to classify debt and marketable securities as held to maturity, trading or available for sale. The cumulative effect on shareholders' equity at January 1, 1994 of adopting SFAS No. 115 is included as a separate component of shareholders' equity in the statement of shareholders' equity and represents the after tax effect of adjusting securities available for sale to fair value. Prior to the adoption of SFAS No. 115, the Company recorded investment securities at amortized cost.

Securities classified as held to maturity are those that management has the positive intent and ability to hold to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Securities classified as available for sale are those that have no stated maturity or those that management intends to sell or that could be sold for liquidity, investment management, or similar reasons, even if there is not a present intention for such a sale. Securities available for sale are carried at fair value with unrealized gains and losses included as a separate component of shareholders' equity, net of tax.

Gains or losses on dispositions are based on net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.

Office Properties and Equipment: Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally on the straight-line and declining-balance methods over the estimated useful lives of the respective properties and equipment. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

Real Estate Owned: Real estate acquired through foreclosure or deed-in-lieu-of-foreclosure is initially recorded at the estimated fair value less estimated selling expenses. The costs of preparing properties for their intended use are capitalized, whereas costs relating to the holding of properties are expensed. Any subsequent reductions in the estimated fair value are reflected through a charge to operations.





-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loans, the whole allowance is available for any loan charge-offs that occur. A loan is charged off by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

SFAS No. 114, as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan," became effective January 1, 1995 and requires recognition of loan impairment. Loans are considered impaired if full principal or interest payments are not anticipated. Impaired loans are carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans.

Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one- to four-family residences, residential construction loans, and automobile, home equity and second mortgage loans. Mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and nonperforming and past-due asset disclosures.

Interest Income on Loans: Interest on loans is accrued over the term of the loans based upon the principal outstanding. Management reviews loans delinquent 90 days or more to determine if the interest accrual should be discontinued. The carrying value of impaired loans reflects cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and other cash payments are reported as reductions in carrying value. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in bad debt expense.



-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan Fees and Costs: The Company defers loan origination fees, net of direct loan origination costs, and recognizes them over the life of the loan as a yield adjustment. The net amount deferred is reported as a reduction of loans.

Employee Stock Ownership Plan: The Company has established an employee stock ownership plan (ESOP) for the benefit of substantially all employees of the Company and Industrial. The ESOP borrowed funds from the Company with which to acquire common shares of the Company. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from Industrial's discretionary contributions to the ESOP and earnings on ESOP assets. All dividends on unallocated shares received by the ESOP are used to pay debt service, or, at the Company's discretion, may be allocated to the ESOP participants and recorded as compensation expense. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. As payments are made, the shares are released from the suspense account and allocated to the participants. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations.

Stock Compensation: Expense for employee compensation under stock option plans is based on APB Opinion No. 25, with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

Income Taxes: The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using currently enacted tax rates, adjusted for allowances made for uncertainty regarding the realization of net tax assets.

Commitments and Financial Instruments With Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to extend credit which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 13.

Earnings per Common Share: Earnings per common share have been computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. ESOP shares that have not been allocated to participants are not considered outstanding for earnings per share purposes. Total shares used to compute earnings per common share were 5,135,213 and 5,110,890 in 1996 and 1995, respectively. Earnings per share for 1995 are based on the earnings for the period in which the stock was actually outstanding, August 1, 1995 to December 31, 1995.

Reclassifications: Certain items in the 1995 and 1994 financial statements have been reclassified to correspond with the 1996 presentation.



-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------


NOTE 2 -CONVERSION TO STOCK FORM OF OWNERSHIP

On January 17, 1995, the Board of Directors of Industrial unanimously adopted a Plan of Conversion to convert from a state-chartered mutual savings and loan association to a state chartered stock savings and loan association with the concurrent formation of a holding company, Industrial Bancorp, Inc. The conversion was consummated on August 1, 1995 by amending Industrial's articles of incorporation and issuing the Company's common stock in an amount equal to the market value of Industrial after giving effect to the conversion. A total of 5,554,500 shares of the Company's common stock were sold at $10 per share and net proceeds from the sale were $54.1 million after deducting the costs of the conversion.

The Company retained 50% of the net proceeds from the sale of common stock. The remainder of the net proceeds was invested in the capital stock issued by Industrial to the Company in connection with the conversion.

At the time of the conversion, Industrial established a liquidation account in the amount of $29.7 million, which was equal to its regulatory capital as of the latest practicable date prior to the conversion. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at Industrial after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases in deposit accounts will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. Industrial may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.


-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 3 - INVESTMENT SECURITIES

At December 31, 1996, the amortized cost and estimated fair value of debt and equity securities are as follows:

                                                                            Gross            Gross        Estimated
                                                           Amortized     Unrealized       Unrealized        Fair
                                                             Cost           Gains           Losses          Value
                                                           ---------     ----------       ----------      ---------
INVESTMENT SECURITIES AVAILABLE FOR SALE
     U.S. Treasury securities                             $    21,902    $        43    $        (7)    $    21,938
     Federal Home Loan Mortgage
       Corporation preferred stock                                 46          1,252                          1,298
                                                          -----------    -----------    -----------     -----------

     Total investment securities
       available for sale                                 $    21,948    $     1,295    $        (7)    $    23,236
                                                          ===========    ===========    ===========     ===========

INVESTMENT SECURITIES HELD TO MATURITY

     Mortgage-backed securities                           $       561    $        47                    $       608
                                                          ===========    ===========                    ===========

At December 31, 1995, the amortized cost and estimated fair value of debt and equity securities were as follows:

                                                                            Gross            Gross
                                                           Amortized     Unrealized       Unrealized      Estimated
                                                             Cost           Gains           Losses       Fair Value
                                                           ---------     ----------       ----------     ----------
INVESTMENT SECURITIES AVAILABLE FOR SALE
     U.S. Treasury securities                             $    15,949    $       195                    $    16,144
     Federal Home Loan Mortgage
       Corporation preferred stock                                 46            938                            984
                                                          ===========    ===========                    ===========

     Total investment securities
       available for sale                                 $    15,995    $     1,133                    $    17,128
                                                          ===========    ===========                    ===========

INVESTMENT SECURITIES HELD TO MATURITY
     U.S. Treasury securities                             $     9,987    $        59    $        (1)    $    10,045
     Mortgage-backed securities                                   767             59                            826
                                                          -----------    -----------    -----------     -----------

     Total investment securities held to
       maturity                                           $    10,754    $       118    $        (1)    $    10,871
                                                          ===========    ===========    ===========     ===========


-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 3 - INVESTMENT SECURITIES (Continued)

The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                 Amortized      Estimated
                                                                                   Cost        Fair Value
                                                                                 ----------    ----------
     INVESTMENT SECURITIES AVAILABLE FOR SALE
         Due in one year or less                                                $   12,992     $    12,030
         Due after one year through five years                                       8,910           9,908
                                                                                ----------     -----------
                                                                                    21,902          21,938
         Federal Home Loan Mortgage Corporation
           preferred stock                                                              46           1,298
                                                                                ----------     -----------
                                                                                $   21,948     $    23,236
                                                                                ==========     ===========


     INVESTMENT SECURITIES HELD TO MATURITY
         Mortgage-backed securities                                             $      561     $       608
                                                                                ==========     ===========

In December 1995, to provide additional flexibility to meet customer and asset/liability needs, Industrial reclassified certain investment securities with an amortized cost of approximately $15.9 million from held to maturity to available for sale. The securities were transferred as allowed by the Financial Accounting Standards Board guide to implementation of SFAS No. 115. The equity impact of the transfer was an increase of approximately $129,000 in unrealized gain.

No investment securities were sold during 1996, 1995 or 1994. The par values of securities pledged to collateralize public funds and for other purposes were approximately $15.0 million and $11.0 million at December 31, 1996 and 1995, respectively.



-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 4 - LOANS RECEIVABLE

At December 31, 1996 and 1995, loans receivable consisted of the following:

                                                                                   1996            1995
                                                                                   ----            ----
         Real estate loans
              Secured by one- to four-family residences                       $   248,694     $    226,868
              Home equity                                                          11,651            8,546
              Multi-family                                                          9,028            8,213
              Nonresidential                                                        8,842            9,100
                                                                              -----------     ------------
                                                                                  278,215          252,727
                                                                              -----------     ------------

              Real estate construction loans                                       15,885           13,394
              Undisbursed portion of construction loans                            (7,120)          (6,648)
                                                                              -----------     ------------
                  Total construction loans                                          8,765            6,746
                                                                              -----------     ------------

                  Total real estate loans                                         286,980          259,473
                                                                              -----------     ------------

         Commercial loans                                                             398              585
                                                                              -----------     ------------

         Consumer loans
              Education                                                             1,268            1,456
              Loans on deposit accounts                                             1,087              987
              Automobile                                                              773              826
              Other consumer                                                          831              771
                                                                              -----------     ------------
                  Total consumer loans                                              3,959            4,040
                                                                              -----------     ------------

                      Total loans                                                 291,337          264,098

              Net deferred loan origination fees                                   (3,977)          (3,598)
              Allowance for loan losses                                            (1,557)          (1,376)
                                                                              -----------     ------------

                                                                              $   285,803     $    259,124
                                                                              ===========     ============


-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 4 - LOANS RECEIVABLE (Continued)

Loans serviced by the Company for other institutions totaled approximately $5.7 million, $7.1 million and $7.0 million at December 31, 1996, 1995 and 1994, respectively.

Activity in the allowance for loan losses is as follows:

                                                                     1996          1995            1994
                                                                     ----          ----            ----
         Balance at beginning of year                           $     1,376     $    1,209     $     1,001
         Provision for losses                                           180            180             200
         Charge-offs                                                                   (17)             (4)
         Recoveries                                                       1              4              12
                                                                -----------     ----------     -----------

              Balance at end of year                            $     1,557     $    1,376     $     1,209
                                                                ===========     ==========     ===========

No loans were classified as impaired at December 31, 1996 and 1995 or during the years then ended.

NOTE 5 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at December 31, 1996 and 1995 consisted of the following:

                                                                                   1996            1995
                                                                                   ----            ----
         Land                                                                      $ 1,718          $1,646
         Buildings and improvements                                                  5,037           4,153
         Furniture and equipment                                                     1,026             921
         Construction in progress                                                                      531
                                                                                   -------          ------
              Total cost                                                             7,781           7,251
         Accumulated depreciation                                                    2,752           2,512
                                                                                   -------          ------
                                                                                   $ 5,029          $4,739
                                                                                   =======          ======


-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 6 - DEPOSITS

A summary of deposits at December 31, 1996 and 1995 is as follows:

                                                                                1996           1995
                                                                                ----           ----
Noninterest-bearing demand
  deposits                                                                 $       3,173     $       2,910
Passbook savings accounts                                                         53,410            51,008
NOW accounts                                                                      14,321            12,692
Money market accounts                                                              4,531             4,892
Certificates of deposit                                                          183,639           166,780
                                                                           -------------     -------------
                                                                           $     259,074     $     238,282
                                                                           =============     =============

Deposit accounts with balances of $100,000 or more at December 31, 1996 and 1995 totaled approximately $40.1 million and $40.5 million, respectively.

At December 31, 1996, scheduled maturities of certificates of deposit are as follows:

                                                                               Amount
                                                                               ------
                  1997                                                     $     122,312
                  1998                                                            38,763
                  1999                                                            13,915
                  2000                                                             3,229
                  2001                                                             4,099
              Thereafter                                                           1,321
                                                                           -------------
                                                                           $     183,639
                                                                           =============

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Industrial has an advance line of credit with the Federal Home Loan Bank of Cincinnati. These advances are collateralized by residential mortgage loans under a blanket collateral agreement and by Federal Home Loan Bank stock. At December 31, 1996 Industrial had one $2.0 million advance outstanding which carried a 6.15% fixed interest rate and matures in October, 1998. At December 31, 1995, Industrial had no advances outstanding.


------------------------------------------------------------------------------


                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 8 - PENSION PLAN

Prior to January 1, 1996, the Company sponsored a defined benefit pension plan for all eligible employees. Retirement benefits were based on years of service and the employee's compensation. On February 20, 1996, the Board of Directors approved a resolution to terminate the pension plan effective December 31, 1995. This eliminated the accrual of benefits for future services, except for additional benefits that accrued for employees during the Plan year beginning in 1995. The nonvested accumulated benefit obligation as of December 31, 1995 became vested. The vested benefit obligation was settled by a lump-sum payment to each covered employee in December, 1996. The following table sets forth the funded status and amounts recognized in the December 31, 1995 balance sheet for the plan:

                                                                                                  1995
                                                                                                  ----
         Actuarial present value of accumulated benefit obligation,
         including vested benefits of $595,000                                                 $       638
                                                                                               ===========

         Actuarial present value of projected benefit obligation for services
           rendered to date                                                                    $       914
         Plan assets at fair value, primarily deposits in financial institutions                      (579)
                                                                                                ----------
         Unfunded projected benefit obligation                                                         335
         Unrecognized prior service costs                                                               34
         Unrecognized net loss                                                                        (325)
         Unrecognized transition liability, net of amortization over 19 years                         (108)
         Minimum additional pension liability                                                          122
                                                                                               -----------
           Accrued pension liability                                                           $        58
                                                                                               ===========

For financial reporting purposes at December 31, 1995, an additional liability was recognized for the amount by which the accumulated benefit obligation exceeded plan assets. An intangible asset was recorded up to the sum of the unrecognized prior service costs and transition obligation, and shareholders' equity was reduced for the excess.


-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 8 - PENSION PLAN (Continued)

Net pension expense for 1995 and 1994 included the following:

                                                                                   1995           1994
                                                                                   ----           ----
         Service cost - benefits earned                                         $       92     $       114
         Interest cost on projected
           benefit obligation                                                           66              81
         Actual return on plan assets                                                  (76)            (27)
         Net amortization and deferral                                                  45              (2)
                                                                                ----------     -----------

              Net pension expense                                               $      127     $       166
                                                                                ==========     ===========

Significant assumptions used in determining the net period pension expense were:

                                                                                   1995           1994
                                                                                   ----           ----
         Discount rate                                                             6.50%          6.50%
         Rate of increase in compensation levels                                   3.00           3.00
         Long-term rate of return on assets                                        5.75           5.75

Total contributions made during 1995 and 1994 for the defined benefit pension plan were $151,000 and $141,000, respectively.

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN

The Company has established an ESOP for the benefit of substantially all employees of the Company and Industrial. The ESOP borrowed funds from the Company with which to acquire common shares of the Company. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from Industrial's discretionary contributions to the ESOP and earnings on ESOP assets. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid.



-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN (Continued)

The Company accounts for its ESOP in accordance with Statement of Position 93-6 of the American Institute of Certified Public Accountants. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are reported as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt, or, at the Company's discretion, may be allocated to the ESOP participants and recorded as compensation expense. Compensation expense for the year ended December 31, 1996 for the ESOP was approximately $1.8 million. Approximately $1.2 million of the 1996 ESOP expense was related to the $3.50 per share return of capital. Of the return of capital corresponding to ESOP shares, approximately 25% was recorded as a reduction of debt while the remainder was allocated to the participants and, therefore, recorded as compensation expense.

ESOP shares as of December 31, 1996 and 1995 were as follows:

                                                                        1996              1995
                                                                        ----              ----
     Shares released for allocation                                        46,218
     Unreleased shares                                                    397,392          443,610
                                                                   --------------    -------------
        Total ESOP shares                                                 443,610          443,610
                                                                   ==============    =============

     Fair value of unreleased shares (in thousands)                $        5,067    $       6,100
                                                                   ==============    =============


NOTE 10 - STOCK OPTION AND INCENTIVE PLAN

At December 31, 1996, shares reserved, options granted and shares available for grants are as follows:

                    Shares reserved                                              555,450
                    Options granted, $11.00 per share                            388,815
                                                                             -----------
                    Shares available for grant                                   166,635
                                                                             ===========




-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 10 - STOCK OPTION AND INCENTIVE PLAN (Continued)

The Company sponsors a stock option plan which authorizes the Stock Option and Incentive Plan Committee of the Board of Directors to grant options to certain officers and directors of Industrial and the Company. A total of 555,450 common shares were reserved for issuance under the Plan. Options may be granted at a price not less than fair market value at the date of grant. Options to purchase 388,815 shares were granted during 1996 at an exercise price of $11.00 per share. One-fifth of the options awarded become exercisable on each of the first five anniversaries of the date of grant. The option period expires 10 years from the date of grant. No options were exercisable during the year ended December 31, 1996.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans as the market value of the Company's common stock was less than the exercise price of the options at the date of grant.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, entities to use a "fair value based method" to account for stock-based compensation plans. If the fair value accounting encouraged by SFAS No. 123 is not adopted, entities must disclose the pro forma effect on net income and on earnings per share had the fair value accounting been adopted. The fair value of a stock option is estimated using an option pricing model which considers the current price of the stock, expected price volatility, expected dividends on the stock and the risk-free interest rate. Once estimated, the fair value of an option is not later changed. Had compensation cost been determined based on the fair value guidelines of SFAS No. 123, the Company's net income and earnings per share for 1996 would have been:

        Net income                                        As reported                    $   2,399
                                                          Pro forma                      $   2,323

        Primary earnings per share                        As reported                    $        .47
                                                          Pro forma                      $        .44

        Fully diluted earnings per share                  As reported                    $        .47
                                                          Pro forma                      $        .44

Using the Black-Scholes option pricing model for purposes of the pro forma disclosures above, the following assumptions for December 31, 1996 were risk-free interest rates of 6.34%; dividend yields of 3.86%; volatility factors of the expected market price of the Company's common stock of 40.8% and an expected life of the option of 7.5 years. Based on these assumptions the estimated fair value of the options granted during 1996 was $3.57 per share.





-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 10 - STOCK OPTION AND INCENTIVE PLAN (Continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

In future years, the pro forma effect of not applying SFAS No. 123 is expected to increase as additional options are granted and as outstanding options continue to vest.

NOTE 11 - MANAGEMENT RECOGNITION PLAN

A management recognition plan (MRP) was adopted by the Board of Directors on February 20, 1996 and approved by the shareholders of the Company on April 16, 1996. The MRP will be used as a means of providing directors and certain key employees of Industrial with an ownership interest in the Company in a manner designed to compensate such directors and key employees for services to Industrial. Industrial contributed sufficient funds to enable the MRP to purchase a number of common shares in the open market which is equal to 4% of the common shares sold in connection with the conversion.

On May 1, 1996, the Management Recognition Plan Committee of the Board of Directors awarded 222,180 shares to certain directors and officers of Industrial and the Company. No shares had been previously awarded. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the date of the awards. In the event of the death or disability of a participant, however, the participant's shares will be deemed to be earned and nonforfeitable upon such date. There were 500 shares at December 31, 1996 which had not been awarded. Compensation expense, which is based upon the cost of the shares, was $351,000 for the year ended December 31, 1996.




-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 12 - INCOME TAXES

The provision for income tax consists of the following:

                                                                    1996           1995           1994
                                                                    ----           ----           ----
         Current expense                                        $     1,991     $    1,837     $     1,897
         Deferred expense/(benefit)                                      29            312            (145)
                                                                -----------     ----------     -----------

                                                                $     2,020     $    2,149     $     1,752
                                                                ===========     ==========     ===========

The differences between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before taxes are as follows:

                                                                    1996           1995           1994
                                                                    ----           ----           ----
         Income tax computed at the
           statutory federal rate                               $     1,502     $    2,149     $     1,826
         Add tax effect of ESOP deduction                               579
         Other                                                          (61)                           (74)
                                                                -----------     ----------     -----------


                                                                $     2,020     $    2,149     $     1,752
                                                                ===========     ==========     ===========


-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 12 - INCOME TAXES (Continued)

Deferred income taxes are provided for temporary differences. The components of the Company's net deferred tax asset at December 31 consist of the following:

                                                                                      1996           1995
                                                                                      ----           ----
         Deferred tax assets
              Deferred loan fees                                                $    1,337     $     1,521
              Accrued MRP award                                                        119
              Construction period interest                                              18              12
              Accrued vacation                                                          37               9
              ESOP shares allocated                                                     31
                                                                                ----------     -----------
                                                                                     1,542           1,542
                                                                                ----------     -----------

         Deferred tax liabilities
              Bad debt deduction                                                      (410)           (435)
              FHLB stock dividends                                                    (447)           (387)
              Unrealized gain on investment
                securities available for sale                                         (438)           (385)
              Depreciation expense                                                    (120)           (125)
              Pension expense                                                                          (14)
              Accumulated accretion                                                    (33)            (20)
                                                                                ----------     -----------
                                                                                    (1,448)         (1,366)
                                                                                ----------     -----------
                  Net deferred tax asset                                        $       94     $       176
                                                                                ==========     ===========

The Company has paid more federal income tax in the last three years than the recorded deferred tax asset at December 31, 1996. Therefore, management has determined that the recorded deferred tax asset is totaly recoverable.

In years prior to 1996, Industrial was permitted to determine taxable income after deducting a provision for bad debts in excess of such provision recorded in the financial statements. Accordingly, retained earnings at December 31, 1996 includes approximately $3.4 million for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income. The related amount of unrecognized deferred tax liability was approximately $1.1 million at December 31, 1996.


-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 13 - FDIC INSURANCE

The deposits of savings associations such as Industrial are presently insured by the Savings Association Insurance Fund (the SAIF), which, along with the Bank Insurance Fund (the BIF), is one of the two insurance funds administered by the FDIC. Financial institutions which are members of the BIF had historically experienced substantially lower deposit insurance premiums because the BIF had achieved its required level of reserves, while the SAIF had not. On September 30, 1996, President Clinton signed into law the Omnibus Bill which included provisions designed to recapitalize the SAIF and to mitigate the BIF/SAIF premium disparity. As a result, the FDIC levied a special assessment of 65.7 cents per $100 of SAIF insured deposits at March 31, 1995. The assessment was paid on November 27, 1996, from working capital of Industrial. When the SAIF reaches its required reserve ratio following the assessment, the FDIC is expected to reduce the annual assessment rates for SAIF-insured institutions to bring them in line with BIF assessment rates. The Company's special assessment totaled $1.0 million after taxes.

Industrial, however, will continue to be subject to an assessment to fund the repayment of the FICO obligations. It is anticipated that the FICO assessment for SAIF-insured institutions will be approximately 6.5 cents per $100 of deposits while BIF-insured institutions will pay approximately 1.5 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC-insured institutions.

NOTE 14 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-
               SHEET RISK

Industrial is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans. Industrial's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is represented by the contractual amount of those instruments. Industrial follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.




-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 14 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-
               SHEET RISK (Continued)

As of December 31, 1996 and 1995, Industrial had commitments to make loans at market rates and loans in process to be funded in six months or less approximating $20.8 million and $16.2 million, respectively. Approximately $9.5 million and $8.3 million of these commitments had fixed rates at December 31, 1996 and 1995, respectively. The interest rates on mortgage loans ranged from 6.250% to 10.250% for variable rate loans and from 6.750% to 8.875% for fixed rate loans at December 31, 1996. Loan commitments are generally for 30 days from the time management approves the loan. Since loan commitments may expire without being used, the amount does not necessarily represent future cash commitments.

At December 31, 1996 and 1995, Industrial was required by the Federal Reserve Bank of Cleveland to maintain cash reserves of $417,000 and $306,000, respectively. These reserves do not earn interest.


NOTE 15 - RESTRICTIONS ON RETAINED EARNINGS AND CAPITAL
          REQUIREMENTS

Industrial is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Industrial must meet specific capital guidelines that involve quantitative measures of Industrial's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Industrial's capital amounts and classifications are also subject to qualitative judgments by the regulators about Industrial's components, risk weightings and other factors. At December 31, 1996, management believes the Company and Industrial are in compliance with all regulatory capital requirements. Based on Industrial's computed regulatory capital ratios, Industrial is considered well capitalized under Section 38 of the Federal Deposit Insurance Act at December 31, 1996.

Federal regulations limit all capital distributions, including cash dividends, by savings associations. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings.

The Company paid a capital distribution of $3.50 per share on May 15, 1996.
The capital distribution resulted in a $19.4 million reduction in shareholders' equity.




-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 15 - RESTRICTIONS ON RETAINED EARNINGS AND CAPITAL
               REQUIREMENTS (Continued)

At December 31, 1996 and 1995, Industrial's actual capital levels (in thousands) and minimum required levels were:

                                                                                                         Minimum Required
                                                                                Minimum Required      To Be Well Capitalized
                                                                                   For Capital        Under Prompt Corrective
                                                            Actual               Adequacy Purposes       Action Regulations
                                                            ------               -----------------       ------------------
                                                       Amount     Ratio          Amount     Ratio         Amount     Ratio
                                                       ------     -----          ------     -----         ------     -----
1996
----
Total capital (to risk weighted assets)               $   57,291    32.78%      $  13,984      8.0%       $  17,480     10.0%
Tier 1 (core) capital (to risk weighted assets)       $   55,777    31.91%      $   6,992      4.0%       $  10,488      6.0%
Tier 1 (core) capital (to adjusted total assets)      $   55,777    17.14%      $   9,763      3.0%       $  16,271      5.0%
Tangible capital (to adjusted total assets)           $   55,777    17.14%      $   4,881      1.5%       N/A

1995
----
Total capital (to risk weighted assets)               $   55,079    33.81%      $  13,034      8.0%       $  16,293     10.0%
Tier 1 (core) capital (to risk weighted assets)       $   53,738    32.98%      $   6,517      4.0%       $   9,776      6.0%
Tier 1 (core) capital (to adjusted total assets)      $   53,738    16.62%      $   9,701      3.0%       $  16,168      5.0%
Tangible capital (to adjusted total assets)           $   53,738    16.62%      $   4,851      1.5%       N/A


NOTE 16 - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows carrying values and the related estimated fair values of financial instruments at December 31, 1996 and 1995. Items which are not financial instruments are not included.

                                            -------------1996------------    -------------1995------------
                                                         ----                             ----
                                                               Estimated                         Estimated
                                               Carrying           Fair          Carrying            Fair
                                                 Value           Value           Value             Value
                                                 -----           -----           -----             -----
     FINANCIAL ASSETS
         Cash and cash equivalents          $      7,413     $      7,413    $     26,711      $    26,711
         Investment securities                    23,797           23,844          27,882           27,999
         Loans receivable, net                   285,803          287,168         259,124          260,076
         Accrued interest receivable               1,784            1,784           1,765            1,765

     FINANCIAL LIABILITIES
         Deposits                           $   (259,074)    $   (259,603)   $   (238,282)     $  (238,893)
         FHLB advances                            (2,000)          (2,016)
         Accrued interest payable                   (582)            (582)           (372)            (372)


-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 16 - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
          (Continued)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for commercial loans is based on estimates of the difference in the interest rate Industrial would charge borrowers for similar loans with similar maturities made at December 31, applied for an estimated time period until the loan is assumed to reprice or be repaid. The estimated fair value for other loans is based on estimates of the rate Industrial would charge for similar loans at December 31, applied over estimated payment periods. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposit is based on estimates of the rate Industrial would pay on such deposits at December 31, applied for the time period until maturity. The estimated fair value of commitments is not material.

While these estimates of fair values are based on management's judgment of appropriate factors, there is no assurance that were Industrial to have disposed of such items at December 31, 1995, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1995 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities of Industrial that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements may nevertheless have value, but are not included in the above disclosures. These include, among other items, the estimated earning power of core deposit accounts, the earning potential of loan servicing rights, the value of a trained work force, customer goodwill and similar items.




-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following are condensed parent company only financial statements for the Company at December 31:

                            CONDENSED BALANCE SHEET

                                                                                            1996           1995
                                                                                            ----           ----
     ASSETS
     Cash and cash equivalents                                                          $       662     $       288
     Investment in subsidiary                                                                56,627          54,486
     Loan receivable from ESOP                                                                4,066           4,436
     Loan receivable from subsidiary                                                            700          22,250
     Other assets                                                                                49              11
                                                                                        -----------     -----------

                                                                                        $    62,104     $    81,471
                                                                                        ===========     ===========

     LIABILITIES
     Dividend payable                                                                                   $       416
                                                                                                        -----------

     SHAREHOLDERS' EQUITY
     Common stock                                                                       $    34,669          54,110
     Additional paid-in capital                                                               1,669
     Retained earnings                                                                       31,803          30,682
     Treasury stock                                                                            (634)
     Unearned employee stock ownership plan shares                                           (3,974)         (4,436)
     Unearned compensation                                                                   (2,279)
     Minimum additional pension liability                                                                       (49)
     Unrealized gain on securities available for sale                                           850             748
                                                                                        -----------     -----------

                                                                                             62,104          81,055
                                                                                        -----------     -----------

                                                                                        $    62,104     $    81,471
                                                                                        ===========     ===========





-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
          (Continued)

                           CONDENSED INCOME STATEMENT
                      For the year ended December 31, 1996
                  and the five months ended December 31, 1995

                                                                                            1996          1995
                                                                                            ----          ----
     INCOME
     Interest                                                                           $       791     $       565

     EXPENSES
     Management fees                                                                             60              25
     Other operating expense                                                                    167              14
                                                                                        -----------     -----------
                                                                                                227              39
                                                                                        -----------     -----------

     INCOME BEFORE INCOME TAXES AND EQUITY IN
       UNDISTRIBUTED EARNINGS OF SUBSIDIARY                                                     564             526

     Provision for income taxes                                                                 192             179
                                                                                        -----------     -----------

     INCOME BEFORE EQUITY IN UNDISTRIBUTED
       EARNINGS OF SUBSIDIARY                                                                   372             347

     Equity in undistributed earnings of subsidiary                                           2,027           1,786
                                                                                        -----------     -----------

     NET INCOME                                                                         $     2,399     $     2,133
                                                                                        ===========     ===========





-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

-------------------------------------------------------------------------------

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
          (Continued)

                       CONDENSED STATEMENT OF CASH FLOWS
                      For the year ended December 31, 1996
                and for the five months ended December 31, 1995

                                                                                            1996           1995
                                                                                            ----           ----
     CASH FLOWS FROM OPERATING ACTIVITIES
         Net income                                                                     $     2,399     $     2,133
         Adjustments to reconcile net income to net cash from
           operating activities
              Equity in undistributed net income of subsidiary                               (2,027)         (1,786)
              Dividends on unallocated ESOP shares                                             (144)             32
              Changes in other assets                                                           (38)            (11)
                                                                                        -----------     -----------

              Net cash from operating activities                                                190             368
                                                                                        -----------     -----------

     CASH FLOWS FROM INVESTING ACTIVITIES
         Investment in subsidiary                                                                           (27,121)
         Loans to subsidiary                                                                                (22,600)
         Principal repayment on loan to subsidiary                                           21,550             350
         Loan to ESOP                                                                                        (4,436)
         Principal repayment on loan to ESOP                                                    370
                                                                                        -----------     -----------

              Net cash used by investing activities                                          21,920         (53,807)
                                                                                        -----------     -----------

     CASH FLOWS FROM FINANCING ACTIVITIES
         Proceeds from sale of stock, net of offering costs                                                  54,110
         Capital distribution to shareholders                                               (19,441)
         Cash dividends paid                                                                 (1,661)           (383)
         Purchase of treasury stock                                                            (634)
                                                                                        -----------     -----------

              Net cash from financing activities                                            (21,736)         53,727
                                                                                        -----------     -----------

     Net change in cash and cash equivalents                                                    374             288

     Cash and cash equivalents at beginning of period                                           288
                                                                                        -----------     -----------

     Cash and cash equivalents at end of period                                         $       662     $       288
                                                                                        ===========     ===========



-------------------------------------------------------------------------------

                                  (Continued)

                            INDUSTRIAL BANCORP, INC.

NOTE 18 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a consolidated summary of quarterly financial information:

                                                               March 31     June 30     September 30   December 31
                                                               --------     -------     ------------   -----------
1996
Interest income                                               $    6,344    $    6,377    $    6,332     $    6,415
Interest expense                                                   2,832         2,887         3,011          3,133
                                                              ----------    ----------    ----------     ----------

     Net interest income                                           3,512         3,490         3,321          3,282
Provision for loan losses                                             45            45            45             45
Other income                                                          96            99           104            148
Other expense                                                      1,664         1,658         4,786          1,345
                                                              ----------    ----------    ----------     ----------

     Income before taxes                                           1,899         1,886        (1,406)         2,040
Provision for incomes taxes                                          645           637            55            683
                                                              ----------    ----------    ----------     ----------

     Net income                                               $    1,254    $    1,249    $   (1,461)    $    1,357
                                                              ==========    ==========    ==========     ==========


1995
Interest income                                               $    5,250    $    5,459    $    6,033     $    6,116
Interest expense                                                   2,681         2,931         2,854          2,770
                                                              ----------    ----------    ----------     ----------

     Net interest income                                           2,569         2,528         3,179          3,346
Provision for loan losses                                             45            45            45             45
Other income                                                          80            87            95            136
Other expense                                                      1,263         1,318         1,433          1,504
                                                              ----------    ----------    ----------     ----------

     Income before taxes                                           1,341         1,252         1,796          1,933
Provision for incomes taxes                                          457           438           603            651
                                                              ----------    ----------    ----------     ----------

     Net income                                               $      884    $      814    $    1,193     $    1,282
                                                              ==========    ==========    ==========     ==========


                            INDUSTRIAL BANCORP, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

================================================================================

Lawrence R. Rhoades                                     Director and Chairman of the Board
Chairman of the Board and Chief Financial Officer
The Industrial Savings and Loan Association

David M. Windau                                         Director and President
President, Chief Executive Officer and Treasurer
The Industrial Savings and Loan Association

Fredric C. Spurck                                       Director
President and Chief Executive Officer
Webster Industries, Inc.

Roger O. Wilkinson                                      Director
Deputy Director
Huron County Alcohol, Drug Addiction
and Mental Health Services Board

Graydon H. Hayward                                      Director
President
Hayward Rigging & Construction, Inc.

Leon W. Maginnis                                        Director
Vice President
Hirt Publishing Company, Inc.

Bob Moore                                               Director
President
Willard Foods

David W. Ball                                           Secretary
Senior Vice President and Secretary
The Industrial Savings and Loan Association

Stephan S. Beal                                         Treasurer
Senior Vice President
The Industrial Savings and Loan Association

                  THE INDUSTRIAL SAVINGS AND LOAN ASSOCIATION
                        DIRECTORS AND EXECUTIVE OFFICERS

================================================================================

Lawrence R. Rhoades                                     Director, Chairman of the Board and
                                                        Chief Financial Officer

David M. Windau                                         Director, President, Chief Executive
                                                        Officer and Treasurer

Fredric C. Spurck                                       Director

Roger O. Wilkinson                                      Director

Graydon H. Hayward                                      Director

Leon W. Maginnis                                        Director

Bob Moore                                               Director

David W. Ball                                           Senior Vice President and Secretary

Stephan S. Beal                                         Senior Vice President

                                 ANNUAL MEETING

================================================================================

The 1997 Annual Meeting of Shareholders of Industrial Bancorp, Inc. will be held on April 15, 1997, at 2:30 p.m., local time, at The Bellevue Elks Lodge #1013, located at 214 W. Main Street, Bellevue, Ohio 44811. Shareholders are cordially invited to attend.

                                   FORM 10-K

================================================================================

A copy of Industrial Bancorp's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                            Industrial Bancorp, Inc.
                             211 N. Sandusky Street
                              Bellevue, Ohio 44811
                Attention: Patrick S. Smith, Investor Relations

                              SHAREHOLDER SERVICES

================================================================================

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for Industrial Bancorp's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

                         Registrar and Transfer Company
                               10 Commerce Drive
                           Cranford, N.J. 07016-3572
                                 (908) 272-8511