Form 10-K, Exhibit 13
period 1997-12-31
INDUSTRIAL BANCORP INC
filed 1998-03-30
CIK 942899

EXHIBIT 13


                     1997 ANNUAL REPORT TO SHAREHOLDERS


Contents
--------

 1    President's Message
 2    Selected Consolidated Financial Data
 3. Management's Discussion and Analysis of Financial Condition and Results of Operations
14    Report of Independent Auditors
15    Consolidated Financial Statements
20    Notes to Consolidated Financial
       Statements
35    Directors and Executive Officers

Company Profile
---------------

      Industrial Bancorp, Inc. is a savings  and loan holding company
headquartered   in Bellevue, Ohio.  Its sole subsidiary, Industrial Savings and Loan Association, maintains ten full-service offices and one loan production office serving communities in seven counties throughout north central Ohio.

      Founded in 1890, Industrial Savings and Loan is a state-chartered savings and loan association with deposits insured by the FDIC. Industrial Savings and Loan provides traditional banking services including a wide selection of mortgage, loan and deposit products to local consumers and businesses.


Dear Shareholders,

      I am pleased to present our Annual Report to Shareholders for 1997. This report will show that 1997 was yet another year of increased earnings, continued growth and solid performance by Industrial Bancorp common stock. The market value of our common stock rose $5.00 per share during 1997, an increase of 39.2%. In addition, regular cash dividends increased to $0.48 per share during 1997.

      Also during 1997, the Company applied for and received approval from the Office of Thrift supervision to repurchase an additional 5% of its total outstanding common shares. Under the repurchase program, which began late in 1996, the Company has been able to purchase 451,700 shares of outstanding stock as of year-end 1997, with additional stock yet to be purchased.

      Our subsidiary, Industrial Savings and Loan Association, also completed a very successful year in 1997. Having completed its 107th year of operation, it continued to grow and prosper. One of the highlights of 1997 was the opening of our new loan production office in Mansfield, Ohio. We are pleased to have the opportunity to offer our loan products and services to the people of Mansfield and Richland County. Also during 1997, we were recognized by the Office of Thrift Supervision as being one of the nation's top 102 most consistently profitable thrift institutions. We are very proud to be part of this prestigious group.

      The strength and vitality of Industrial Bancorp, Inc. continues, as evidenced by the year-end financial report. We reached a record high of $364.0 million in consolidated assets as of December 31, 1997, which represents an 11.5% increase from December 31, 1996. Also, consolidated earnings exceeded $5.1 million, or $1.04 per share. Lending remained very strong in 1997, as we originated $102.8 million in new loans, which represents a 25.0% increase over the previous year and the first time in the Company's history we generated more than $100 million in loans during a one year period. Savings deposits increased to $271.0 million as of year-end, which is also a new record.

      Your Board of Directors also made a commitment in excess of $600,000 to upgrade the teller terminals in all of our offices and the technology in our appraisal office. Both of the upgrades will be completed in the first half of 1998 and will enhance our ability to offer better service to our customers. This new technology will not only assist us in preparing for Year 2000 Compliance, but will also take us well into the next century. We are very excited about these advancements in technology and look forward to providing better service to our customers in the future.

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


                                       David M. Windau
                                       President and Chief Executive Officer


                    SELECTED CONSOLIDATED FINANCIAL DATA
===========================================================================


                                                 At or for the year ended December 31,
                                       --------------------------------------------------------
                                         1997        1996        1995        1994        1993
                                       --------------------------------------------------------
                                             (Dollars in thousands, except per share data)

Selected financial condition data:
Total assets                           $364,023    $326,613    $322,994    $268,041    $245,516
Investment securities                    21,467      23,797      27,882      16,014       5,010
Loans receivable - net                  321,669     285,803     259,124     235,537     205,001
Deposits                                270,957     259,074     238,282     231,966     219,704
FHLB advances                            29,000       2,000           -       6,000           -
Shareholders' equity (1)                 60,862      62,104      81,055      27,616      23,430

Summary of earnings:

Interest income                        $ 27,805    $ 25,468    $ 22,858    $ 19,024    $ 18,113
Interest expense                         14,065      11,863      11,236       9,181       8,620
                                       --------------------------------------------------------
Net interest income                      13,740      13,605      11,622       9,843       9,493
Provision for loan losses                   186         180         180         200         240
                                       --------------------------------------------------------
Net interest income after
 provision for loan losses               13,554      13,425      11,442       9,643       9,253
Noninterest income                          509         447         398         461         377
Noninterest expense                       6,167       9,453       5,518       4,734       4,220
                                       --------------------------------------------------------
Income before income tax and
 effect of accounting change              7,896       4,419       6,322       5,370       5,410
Income tax expense                        2,783       2,020       2,149       1,752       1,853
Effect of accounting change                   -           -           -           -        (166)
                                       --------------------------------------------------------
Net income                             $  5,113    $  2,399    $  4,173    $  3,618    $  3,391
                                       ========================================================
Basic earnings per share (2)           $   1.04    $   0.47    $   0.42           -           -
Diluted earnings per share (2)             1.03        0.47        0.42           -    	      -
Cash dividends per share (2) (3)           0.48        3.75        0.15           -    	      -

Selected financial ratios:

Return on average assets                   1.48%       0.75%       1.42%       1.42%       1.45%
Return on average equity                   8.38        3.62        8.21       14.33       15.51
Average equity to average assets          17.63       20.59       17.29        9.88        9.36
Interest rate spread                       3.13        3.26        3.26        3.55        3.76
Net interest margin                        4.05        4.32        4.04        3.94        4.14
Efficiency ratio (4)                      43.85       68.14       46.60       46.85       43.82
Noninterest expense to average assets      1.78        2.94        1.88        1.85        1.81
Nonperforming assets to total assets       0.31        0.38        0.49        0.58        0.81
Nonperforming loans to total loans         0.32        0.42        0.60        0.62        0.92
Allowance for loan losses to
 total loans                               0.54        0.53        0.52        0.50        0.48
Allowance for loan losses to
 nonperforming loans                     168.76      125.77       87.53       80.71       51.92

--------------------
<F1>   Shareholders' equity prior to the Conversion refers to members'
       equity.

<F2>   Per share data for 1995 is for the period from the date of the
       Conversion, August 1, 1995, to December 31, 1995.

<F3>   The amount for the year ended December 31, 1996, includes a $3.50 per share special return of capital distribution.

<F4>    Noninterest expense as a percentage of the sum of net interest income after provision for loan losses and noninterest income.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
============================================================================

                                   GENERAL

----------------------------------------------------------------------------

In August 1995, Industrial Bancorp, Inc. ("Industrial Bancorp"), acquired all of the common shares issued by The Industrial Savings and Loan Association ("Industrial Savings") upon its conversion from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Since the ownership of such shares constitutes Industrial Bancorp's principal business, the consolidated financial condition and results of operations discussed below focus principally on the financial condition and results of operations of Industrial Savings.

The following discussion and analysis should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in this Annual Report beginning on page 15.

                       CHANGES IN FINANCIAL CONDITION

----------------------------------------------------------------------------

The total consolidated assets of Industrial Bancorp amounted to $364.0 million at December 31, 1997, an increase of $37.4 million from $326.6 million at December 31, 1996.

Loans receivable increased $35.9 million, or 13%, from $285.8 million at December 31, 1996, to $321.7 million at December 31, 1997. Substantially all of this increase was in one- to four-family residential real estate loans and home equity loans, which represent 90% of the total loan portfolio of Industrial Savings at December 31, 1997.

Investment securities totaled $21.5 million at December 31, 1997, compared to $23.8 million at December 31, 1996. Proceeds of $12.0 million from the maturities of U.S. Treasury securities were partially offset by purchases of $9.0 million of investment securities. The excess funds were used to originate loans.

Cash and cash equivalents were $3.4 million more at December 31, 1997 than at December 31, 1996.

Office properties and equipment, net of accumulated depreciation, amounted to $5.0 million at December 31, 1997 and 1996.

Total deposits increased $11.9 million, or 5%, to $271.0 million at December 31, 1997, from $259.1 million at December 31, 1996. Certificates of deposit increased $12.1 million and passbook savings deposits decreased $788,000.

Due to the favorable interest rate environment, management has chosen to use advances from the Federal Home Loan Bank ("FHLB") to fund loan growth in excess of deposit growth. FHLB advances were $29.0 million at December 31, 1997 compared to $2.0 million at December 31, 1996.

Shareholders' equity was $60.9 million at December 31, 1997, $1.2 million less than the $62.1 million reported at December 31, 1996. The decline was primarily due to the purchase of 401,700 treasury shares at a cost of $5.7 million during 1997, partially offset by net income of $5.1 million in 1997.

The table on the following page presents certain average-balance information, as well as average yields on interest-earning assets and average costs of interest-bearing liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from monthly ending balances, which do not vary significantly from daily average balances.

                                                                                      Year ended December 31,
                                         -------------------------------------------------------------------------------------------
                                                     1997                           1996                           1995
                      Weighted average   -----------------------------  -----------------------------  -----------------------------
                        yield/rate at    Average             Average    Average             Average    Average             Average
                      December 31, 1997  Balance  Interest  yield/rate  Balance  Interest  yield/rate  Balance  Interest  yield/rate
                      --------------------------------------------------------------------------------------------------------------
									    (Dollars in thousands)

Interest-earning assets
  Interest-bearing
   deposits                   5.96%      $ 11,696  $   436      3.73%   $ 13,629  $   649      4.76%   $ 15,915  $   861      5.41%
  Investment securities(1)    5.78         23,053    1,539      6.68      28,289    1,712      6.05      22,544    1,288      5.71
  Mortgage-back securities   10.61            497       51     10.26         660       67     10.15         897       91     10.14
  Loans receivable(2)         8.73        304,397   25,779      8.47     271,998   23,040      8.47     248,012   20,618      8.31
                                         -----------------              -----------------              -----------------
    Total interest-
     earning assets           8.50        339,643   27,805      8.19     314,576   25,468      8.10     287,368   22,858      7.95

Non-interest-earning assets:
  Cash and due from banks                   1,051                            933                            847
  Premises and equipment                    4,983                          5,019                          4,419
  Other nonearning assets                   1,832                          2,596                          2,552
  Allowance for loan losses                (1,652)                        (1,557)                        (1,292)
                                         --------                       --------                       --------
    Total assets                         $345,857                       $321,567                       $293,894
                                         ========                       ========                       ========

Interest-bearing liabilities:
  Deposits:
    NOW accounts              2.50       $ 14,084      327      2.32    $ 12,778      298      2.33    $ 11,358      264      2.32
    Money market accounts     3.00          4,323      130      3.01       4,653      140      3.01       5,360      162      3.02
    Passbook savings
     accounts                 3.10         53,079    1,644      3.10      52,872    1,631      3.08      55,559    1,719      3.09
    Certificates of deposit   5.82        189,887   10,904      5.74     174,590    9,772      5.60     156,811    8,503      5.42
                                         -----------------              -----------------              -----------------
      Total deposits          4.99        261,373   13,005      4.98     244,893   11,841      4.84     229,088   10,648      4.65

  Conversion stock purchase
   funds                                                                                                  3,838      117      3.05
  FHLB advances               6.20         16,615    1,060      6.38         462       22      4.76       6,615      471      7.12
                                         -----------------              -----------------              -----------------
  Total interest-bearing
   liabilities                5.11        277,988   14,065      5.06     245,355   11,863      4.84     239,541   11,236      4.69

Non-interest-bearing
 liabilities                                6,882                         10,005                          3,526
                                         --------                       --------                       --------
      Total liabilities                   284,870                        255,360                        243,067

Shareholders' equity(3)                    60,987                         66,207                         50,827
                                         --------                       --------                       --------
      Total liabilities and
       shareholders' equity              $345,857                       $321,567                       $293,894
                                         ========                       ========                       ========

Net interest income                                $13,740                        $13,605                        $11,622
                                                   =======                        =======                        =======

Interest rate spread          3.39%                             3.13%                          3.26%                          3.26%

Net interest  margin(4)                                         4.05%                          4.32%                          4.04%

Average interest-earning
 assets to average interest-
 bearing liabilities                                          122.18%                        128.21%                        119.97%

--------------------
<F1>   Average yields have been computed based on the amortized cost of the investment security.
<F2>   Net of deferred loan fees, loan discounts and loans in process.  Loan fees included in interest income amounted to $626,000, $625,000 and
       $493,000 in 1997, 1996 and 1995, respectively.
<F3>   Shareholders' equity prior to the Conversion refers to members'
       equity.
<F4>   Net interest income to average interest-earning assets.


The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the interest income and interest expense of Industrial Savings during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided for changes attributable to (i) increases and decreases in volume (change in volume multiplied by prior year rate), (ii) increases and decreases in rate (change in rate multiplied by prior year volume) and (iii) total increases and decreases in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.


                                                        Year ended December 31,
                                   -----------------------------------------------------------------
                                            1997 vs. 1996                     1996 vs. 1995
                                   -------------------------------   -------------------------------
                                   Increase(decrease)                Increase(decrease)
                                         due to           Total          due to             Total
                                   ------------------    increase    ------------------    increase
                                   Volume       Rate    (decrease)   Volume       Rate    (decrease)
                                   -----------------------------------------------------------------
                                                           (In thousands)

Interest income attributable to:
--------------------------------
Interest-bearing deposits          $  (84)     $(129)     $ (213)    $ (116)     $ (96)     $ (212)
Investment securities                (338)       166        (172)       344         80         424
Mortgage-backed securities            (17)         1         (16)       (24)         -         (24)
Loans receivable                    2,744         (5)      2,739      2,026        396       2,422
                                   ---------------------------------------------------------------
      Total interest income         2,305         33       2,338      2,230        380       2,610

Interest expense attributable to:
---------------------------------
Deposits:
  NOW accounts                         30         (1)         29         33          1          34
  Money market accounts               (10)         -         (10)       (21)        (1)        (22)
  Passbook savings accounts             6          7          13        (83)        (5)        (88)
  Certificates of deposit             873        259       1,132        988        281       1,269
                                   ---------------------------------------------------------------
      Total deposits                  899        265       1,164        917        276       1,193
Conversion stock purchase funds         -          -           -       (117)         -        (117)
FHLB advances                       1,028         10       1,038       (331)      (118)       (449)
                                   ---------------------------------------------------------------
      Total interest expense        1,927        275       2,202        469        158         627
                                   ---------------------------------------------------------------

Increase (decrease) in net
 interest income                   $  378      $(242)     $  136     $1,761      $ 222      $1,983
                                   ===============================================================


                       COMPARISON OF OPERATING RESULTS

----------------------------------------------------------------------------

Earnings Summary. Industrial Bancorp had consolidated net income of $5.1 million for the year ended December 31, 1997, compared to $2.4 million for 1996 and $4.2 million for 1995. The reduced amount in 1996 was due principally to two separate, but individually significant, events which occurred during 1996. The first was the special assessment levied by the Federal Deposit Insurance Corporation upon institutions with deposits insured by the Savings Association Insurance Fund ("SAIF"). The second was the impact of the $3.50 per share special return of capital distribution on shares held in trust for Industrial Bancorp's Employee Stock Ownership Plan ("ESOP") but not allocated to ESOP participants. Industrial Bancorp recorded approximately $2.7 million in expense related to these two events. See Notes 9 and 12 of the Notes to Consolidated Financial Statements.

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

Net interest income increased to $13.7 million in 1997, compared to $13.6 million in 1996 and $11.6 million in 1995. The 1996 increase was primarily attributable to an increase in the excess of average interest-earning assets over average interest-bearing liabilities to $69.2 million in 1996 from $47.8 million in 1995, due to the growth in loans receivable and the reduced use of FHLB advances in 1996. The excess of average interest-earning assets over average interest-bearing liabilities decreased to $61.7 million in 1997 as a result of the repurchase of treasury stock which replaced a noninterest-bearing funding source with interest-bearing advances from the FHLB.

Total interest income increased to $27.8 million in 1997, compared to $25.5 million in 1996 and $22.9 million in 1995. The increases were largely due to average loans being $32.4 million higher in 1997 than in 1996 and $24.0 million higher in 1996 than in 1995. Interest and fees on loans totaled $25.8 million in 1997, compared to $23.0 million in 1996 and $20.6 million in 1995. The average yield earned on loans was 8.47% for both 1997 and 1996, and 8.31% for 1995. The moderately higher interest rate environment experienced in 1996 compared to 1995, stabilized during 1997.

Interest earned on investment securities declined to $1.5 million in 1997, compared to $1.7 million in 1996 as the investment portfolio decreased with the maturities of U.S. Treasury securities. Additional investments were limited during 1997 due to the excess growth of loans over deposits and the resultant use of FHLB advances to fund the excess. The average yield earned on investment securities increased to 6.68% for 1997, compared to 6.05% for 1996, as the maturing investment securities generally earned a rate of interest lower than the remaining securities. Interest earned on investment securities was $1.3 million in 1995. The average yield earned on investment securities increased to 6.05% for 1996, compared to 5.71% for 1995, as a result of the moderately higher interest rate environment.

Total interest expense increased to $14.1 million in 1997, compared to $11.9 million in 1996 and $11.2 million in 1995. The increase in 1997 compared to 1996 was primarily attributable to the increased use of FHLB advances, which averaged $16.6 million in 1997, compared to $462,000 in 1996. Increased reliance upon FHLB advances occurred as the growth in average deposits, from $244.9 million in 1996 to $261.4 million in 1997, did not keep pace with loan demand. The average rate paid for deposits increased to 4.98% in 1997 from 4.84% in 1996 as the mix in the deposit portfolio shifted to a greater percentage of certificates of deposit. The increase in 1996 compared to 1995 was primarily attributable to growth in average deposits, from $229.1 million in 1995 to $244.9 million in 1996, coupled with the increase in average weighted rate paid from 4.65% in 1995 to 4.84% in 1996.

Yields Earned and Rates Paid. The spread between the average yield on interest-earning assets and the average cost of interest-bearing liabilities was 3.13% for 1997, compared to 3.26% for both 1996 and 1995. The increase in the average yield earned on interest-earning assets was exceeded by the increase in the average rate paid on interest-bearing liabilities in 1997 compared to 1996, whereas the increase in the average yield earned on interest-earning assets matched the increase in the average rate paid on interest-bearing liabilities in 1996 compared to 1995.

The ratio of average interest-earning assets to average interest-bearing liabilities was 122.18% at December 31, 1997, compared to 128.21% at December 31, 1996 and 119.97% at December 31, 1995.

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

The foregoing statement regarding the adequacy of the allowance for loan losses is a "forward-looking " statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Factors that could affect the adequacy of the allowance for loan losses include, but are not limited to, the following: (1) changes in the national and local economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances with respect to certain large loans; (3) decreases in the value of collateral securing consumer loans to amounts equal to less than the outstanding balances of the consumer loans; and (4) determinations by various regulatory agencies that Industrial Savings must recognize additions to its loan loss allowance based on such regulators' judgment of information available to them at the time of their examinations.

The provision for loan losses was $186,000 in 1997, compared to $180,000 in 1996 and 1995. Industrial Savings had only $2,000 in charge-offs during 1997, compared to none in 1996 and $17,000 in 1995. Recoveries totaled $1,000 in both 1997 and 1996 and $4,000 in 1995. Nonperforming loans were $206,000 less at December 31, 1997 than at December 31, 1996, which was $334,000 less than at December 31, 1995. At December 31, 1997, the allowance for loan losses was 168.76% of nonperforming loans and .54% of total loans. Management determined that a provision for loan losses was warranted in 1997 based on the $35.9 million growth in loans receivable.

Noninterest Income. Noninterest income increased to $509,000 in 1997, compared to $447,000 in 1996 and $398,000 in 1995. Service fees related to the growing deposit base and expanding ATM usage contributed largely to these increases.

Noninterest Expense. Noninterest expense amounted to $6.2 million in 1997 compared to $9.5 million in 1996 and $5.5 million in 1995. The amount for 1996 was significantly higher because of the industry-wide special SAIF assessment and the employee benefits expense associated with accounting for the special return of capital distribution on unallocated ESOP shares.

Salaries and employee benefits were $3.1 million in 1997, compared to $4.3 million in 1996 and $2.1 million in 1995, due principally to the recording of $1.2 million in 1996 associated with the $3.50 per share special return of capital distribution related to unallocated ESOP shares. Salaries and employee benefits were also affected by the implementation of the MRP in 1996, increases in the number of full-time equivalent employees and normal pay increases.

State franchise tax increased from $748,000 in 1995 to $843,000 in 1996 due to an increase in capital at Industrial Savings during 1996, and decreased to $524,000 in 1997, due to an intercompany transfer of capital from Industrial Savings to Industrial Bancorp during 1997. In addition to reducing the amount of state franchise tax paid, the transfer will provide greater flexibility for the parent company.

Federal deposit insurance premiums were reduced to $135,000 in 1997, from $2.1 million in 1996, which included the $1.5 million special assessment upon SAIF-insured deposits, and $531,000 in 1995.

Data processing and related fees, which are based on the outstanding number of loan and deposit accounts, increased to $370,000 in 1997 from $355,000 in 1996 and $339,000 in 1995. Total occupancy and equipment and depreciation expense increased to $638,000 for 1997, compared to $601,000 for 1996 and $591,000 in 1995. Other expenses increased $80,000 in 1997 compared to 1996, and $139,000 in 1996 compared to 1995, due principally to increased lending activity.

Income Tax Expense. Fluctuations in income tax expense are primarily attributable to the change in net income before taxes. Income before taxes amounted to $7.9 million in 1997, compared to $4.4 million in 1996 and $6.3 million in 1995. Despite the lower income before taxes in 1996, the provision for income taxes expense remained comparable for all three years as the expense related to the special return of capital distribution as applied to unallocated ESOP shares was not deductible for tax purposes in 1996.

                                ASSET QUALITY

----------------------------------------------------------------------------

Industrial Savings has consistently maintained a high quality loan portfolio, as evidenced by its level of nonperforming assets which consists of nonperforming loans and real estate acquired through foreclosure or by deed-in-lieu thereof.

The following table summarizes Industrial Savings' nonperforming assets for the periods indicated:


                                               At  December 31,
                                ----------------------------------------------
                                 1997      1996      1995      1994      1993
                                ----------------------------------------------
                                            (Dollars in thousands)

Accruing loans delinquent
 90 days or more                $  294    $  721    $  939    $  874    $  325
Nonaccrual loans                   738       517       633       624     1,603
                                ----------------------------------------------
  Total nonperforming loans      1,032     1,238     1,572     1,498     1,928
Real estate owned                   86        15        15        48        63
                                ----------------------------------------------
  Total nonperforming assets    $1,118    $1,253    $1,587    $1,546    $1,991
                                ==============================================

Nonperforming assets to
 total assets                     0.31%     0.38%     0.49%     0.58%     0.81%
Nonperforming loans to
 total loans                      0.32%     0.42%     0.60%     0.62%     0.92%


Industrial Savings' allowance for loan losses has increased, consistent with growth in the loan portfolio, over the past five years and stood at $1.7 million at December 31, 1997 compared to $1.0 million at December 31, 1993. As a percentage of nonperforming loans, the allowance for loan losses has steadily increased from 51.92% at December 31, 1993 to 168.76% at December 31, 1997. Over the last five years, Industrial Savings has experienced total charge-offs of $42,000 and total recoveries of $25,000.

                       ASSET AND LIABILITY MANAGEMENT

----------------------------------------------------------------------------

Industrial Savings, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to estimate the change in the Company's "net portfolio value" ("NPV") in the event of hypothetical changes in interest rates.

As part of its efforts to monitor and manage interest rate risk, Industrial Savings' asset and liability committee reviews with the Board of Directors, on a quarterly basis, reports provided by the Office of Thrift Supervision ("OTS") and considers methods of maintaining acceptable levels of changes in NPV. Industrial Savings' asset and liability management is designed to minimize the impact of sudden and sustained changes in interest rates on NPV. If estimated changes to NPV are not within the limits established by the Board, the Board may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning assets and other assets and outgoing cash flows on interest-bearing liabilities and other liabilities. The application of the NPV methodology attempts to quantify interest rate risk in the event of a sudden and sustained 1 to 4 percent increase or decrease in market rates.

The following table presents, at December 31, 1997, an analysis of the interest rate risk of Industrial Savings, as measured by changes in NPV for instantaneous and sustained parallel shifts of 1% to 4% increments in market interest rates. The table also contains the policy limits set by the Board of Directors of Industrial Savings as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and the strong capital position of Industrial Savings.


                                                Change in Net Portfolio Value
                                 Board limit    -----------------------------
      Change in interest rate      % change           $                  %
      -----------------------------------------------------------------------
                                                (In thousands)


              + 4.0%                 80%           (29,387)            (53)
              + 3.0%                 60            (21,656)            (39)
              + 2.0%                 40            (13,815)            (25)
              + 1.0%                 20             (6,273)            (11)
                  0                   -                  -               -
              - 1.0%                 20              3,511               6
              - 2.0%                 40              4,090               7
              - 3.0%                 60              4,728               9
              - 4.0%                 80              6,671              12


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

NPV is calculated by the OTS using information provided by the Company. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit run-off, and should not be relied upon as indicative of actual results. Further the computations do not contemplate any actions the Company may undertake in response to changes in interest rates.

                       LIQUIDITY AND CAPITAL RESOURCES

----------------------------------------------------------------------------

Industrial Bancorp's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities, on a consolidated basis, are summarized in the following table for the years indicated:


                                                    Year ended December 31,
                                                 -----------------------------
                                                   1997       1996       1995
                                                 -----------------------------
                                                        (In thousands)

Net income                                       $ 5,113    $ 2,399    $ 4,173
Adjustments to reconcile net income to
 net cash from operating activities                  (34)     2,062        315
                                                 -----------------------------
Net cash from operating activities                 5,079      4,461      4,488
Net cash from investment activities              (32,584)   (22,555)   (32,850)
Net cash from financing activities                30,864     (1,204)    49,607
                                                 -----------------------------
Net change in cash and cash equivalents            3,359    (19,298)    21,245
Cash and cash equivalents at beginning of year     7,413     26,711      5,466
                                                 -----------------------------
Cash and cash equivalents at end of year         $10,772    $ 7,413    $26,711
                                                 =============================


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

OTS regulations presently require Industrial Savings to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U. S. Treasury and federal agency obligations and other investments generally having maturities of five years or less, in an amount equal to 4% of the sum of Industrial Savings' average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Industrial Savings may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 1997, the regulatory liquidity ratio of Industrial Savings was 4.69%.
At such date, Industrial Savings had commitments to originate loans and loans in process totaling $24.2 million and no commitments to purchase or sell loans. Industrial Savings considers its liquidity and capital reserves sufficient to meet its foreseeable short-term and long-term needs.

Industrial Savings is required by OTS regulations to maintain specified minimum amounts of capital. At December 31, 1997, Industrial Savings exceeded all applicable minimum capital requirements. The following table summarizes the regulatory capital requirements and actual capital of Industrial Savings at December 31, 1997:


                                         Amount       Percent of assets
                                     ---------------------------------
      				     (In thousands)

      Tangible capital: (1)
        Capital level                    $35,696             9.86%
        Requirement                        5,433             1.50
                                         ------------------------
        Excess                           $30,263             8.36%
                                         ========================

      Leverage capital: (1)
        Capital level                    $35,696             9.86%
        Requirement                       10,866             3.00
                                         ------------------------
        Excess                           $24,830             6.86%
                                         ========================

      Risk-based capital: (2)
        Capital level                    $37,392            19.03%
        Requirement                       15,718             8.00
                                         ------------------------
        Excess                           $21,674            11.03%
                                         ========================

--------------------
<F1>   Tangible and leverage capital percentages are based on adjusted total assets of $362.2 million.
<F2>   Risk-based capital percentages are based on risk-weighted assets of
       $196.5 million.


        MARKET PRICE OF COMMON SHARES AND RELATED SHAREHOLDER MATTERS

----------------------------------------------------------------------------

There were 5,102,800 common shares of Industrial Bancorp outstanding on December 31, 1997, held of record by approximately 1,520 shareholders. The common shares of Industrial Bancorp are listed on the Nasdaq National Market ("Nasdaq") under the symbol "INBI".

The following table sets forth the high and low sales prices of the common shares of Industrial Bancorp during the periods indicated, as reported by Nasdaq. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. Also reflected in the table are the amounts of dividends distributed in each period indicated.


                               High       Low      Period-end    Dividend
                             --------------------------------------------

    Quarter ended:
      March 31, 1996         $15.375    $13.250      $15.250       $.075
      June 30, 1996 (1)       16.000     11.250       11.250        .075
      September 30, 1996      12.375      9.875       12.250        .075
      December 31, 1996       13.500     12.125       12.750         .10
      March 31, 1997          13.000     12.500       12.625         .10
      June 30, 1997           14.000     12.000       13.688         .12
      September 30, 1997      18.000     13.625       18.000         .12
      December 31, 1997       18.375     17.250       17.750         .14

--------------------
<F1>   In May 1996, Industrial Bancorp paid a $3.50 per share special return of capital distribution.


The income of Industrial Bancorp on an unconsolidated basis consists of dividends, which may periodically be declared and paid on the common shares of Industrial Savings held by Industrial Bancorp, and earnings on other investments. At December 31, 1997, investments of Industrial Bancorp, other than its investment in Industrial Savings, consisted of a $3.7 million loan to the ESOP, a loan of $19.5 million to Industrial Savings to be used for operations and investment purposes and $538,000 on deposit with Industrial Savings.

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

                         YEAR 2000 COMPLIANCE ISSUES

----------------------------------------------------------------------------

Industrial Bancorp established a Year 2000 Committee, which includes senior management representatives, to assess the risk of potential problems that might arise from the failures of computer programming to recognize the year 2000 and to develop a plan to mitigate any such risk. Research by the committee indicates that the greatest potential impact upon the Company is the risk related to vendors used by the Company, particularly Industrial Savings' data processing service bureau. Quarterly progress reports from the service bureau indicate levels of manpower and expertise sufficient to amend and test the adequacy of their computer programming and systems prior to the arrival of the year 2000. All other vendors used by the Company have been identified and requests for year 2000 certifications have been forwarded.

The year 2000 compliance program established by the committee includes quarterly progress reports submitted to the Board of Directors and a target date of December 31, 1998 for required internal testing, which is expected to be minimal. The committee estimates that the impact upon the Company's results of operations, liquidity and capital resources will be immaterial.

                   EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

----------------------------------------------------------------------------

Several new accounting standards have been issued by the Financial Accounting Standards Board, which are effective for the Industrial Bancorp's consolidated financial statements for the years ending on or after December 31, 1997.

Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," issued in 1996, revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It was originally effective for some transactions in 1997 and others in 1998. SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," issued in December 1996, defers, for one year, the effective date of provisions related to securities lending, repurchase agreements and other similar transactions. The remaining portions of SFAS No. 125 continued to be effective January 1, 1997. This statement did not have a material impact on the Company's financial statements.

SFAS No. 128, "Earnings Per Share," issued in March 1997, is effective for financial statements for periods ending after December 15, 1997, including interim periods. Two measures of earnings per share ("EPS") are defined under the new statement. Basic EPS replaces "primary earnings per share," and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Basic EPS does not consider dilution from potentially dilutive securities such as stock options, warrants, and convertible securities. Diluted EPS replaces "fully diluted earnings per share" and assumes dilutive potential common shares have been issued (e.g. through the exercise of dilutive options, or the conversion of convertible preferred stock into common shares). The statement further requires that all previously reported earnings per share amounts be restated for prior periods. Adoption of the provisions of SFAS No. 128 by Industrial Bancorp did not have any material impact on current or prior period earnings per share amounts.

SFAS No. 129, "Disclosures of Information about Capital Structure," issued in February 1997 and effective for financial statements for periods ending after December 15, 1997, consolidated existing accounting guidance relating to disclosure about a company's capital structure. Public companies generally have been required to make disclosures now required by this statement and, therefore, it had no impact on the Company.

SFAS No. 130, "Reporting Comprehensive Income," issued in June 1997, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," issued in June 1997, significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement uses a "management approach" to disclose financial and descriptive information about an enterprise's reportable operating segments which is based on reporting information the way the management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. This statement is effective for financial statements for periods beginning after December 15, 1997.


                       REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Industrial Bancorp, Inc.
Bellevue, Ohio


We have audited the accompanying consolidated balance sheets of Industrial Bancorp, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrial Bancorp, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                       Crowe, Chizek and Company LLP

Cleveland, Ohio
January 15, 1998


                         CONSOLIDATED BALANCE SHEETS
                           (Dollars in thousands)


December 31,                                         1997        1996
-----------------------------------------------------------------------

ASSETS
Cash and noninterest-bearing deposits              $  1,273    $  1,312
Interest-bearing demand deposits                      3,499       2,101
Overnight deposits                                    6,000       4,000
                                                   --------------------
      Cash and cash equivalents                      10,772       7,413
Investment securities available for sale,
 at fair value                                       21,030      23,236
Investment securities held to maturity
 (fair value: 1997 - $474;  1996 - $608)                437         561
Loans receivable - net                              321,669     285,803
Office properties and equipment - net                 4,972       5,029
Accrued interest receivable and other assets          5,143       4,571
                                                   --------------------
      Total assets                                 $364,023    $326,613
                                                   ====================
LIABILITIES
Deposits                                           $270,957    $259,074
Federal Home Loan Bank advances                      29,000       2,000
Accrued interest payable and other liabilities        3,204       3,435
                                                   --------------------
      Total liabilities                             303,161     264,509
                                                   --------------------

SHAREHOLDERS' EQUITY
Common stock, no par value, 10,000,000 shares
 authorized, 5,554,500 shares issued                 34,669      34,669
Additional paid-in capital                            1,879       1,669
Retained earnings                                    34,569      31,803
Treasury stock, at cost
 (1997 - 451,700 shares; 1996 - 50,000 shares)       (6,306)       (634)
Unearned employee stock ownership plan shares        (3,529)     (3,974)
Unearned compensation                                (1,753)     (2,279)
Unrealized gain on securities available for sale      1,333         850
                                                   --------------------
      Total shareholders' equity                     60,862      62,104
                                                   --------------------
      Total liabilities and shareholders' equity   $364,023    $326,613
                                                   ====================


See accompanying notes to consolidated financial statements.


                      CONSOLIDATED STATEMENTS OF INCOME
              (Dollars in thousands, except per share amounts)


For the year ended December 31,                         1997       1996       1995
-----------------------------------------------------------------------------------

Interest income
  Interest and fees on loans                          $25,779    $23,040    $20,618
  Interest and dividends on investment securities       1,590      1,779      1,379
  Interest on deposits                                    436        649        861
                                                      -----------------------------
                                                       27,805     25,468     22,858
                                                      -----------------------------

Interest expense
  Interest on deposits                                 13,005     11,841     10,648
  Interest on Federal Home Loan Bank advances           1,060         22        471
  Interest on conversion stock purchase funds                                   117
                                                      -----------------------------
                                                       14,065     11,863     11,236
                                                      -----------------------------

Net interest income                                    13,740     13,605     11,622

Provision for loan losses                                 186        180        180
                                                      -----------------------------

Net interest income after provision for loan losses    13,554     13,425     11,442
                                                      -----------------------------

Noninterest income
  Service fees and other charges                          466        401        348
  Other                                                    43         46         50
                                                      -----------------------------
                                                          509        447        398
                                                      -----------------------------

Noninterest expense
  Salaries and employee benefits                        3,117      4,291      2,145
  State franchise tax                                     524        843        748
  Federal deposit insurance premiums                      135      2,060        531
  Occupancy and equipment                                 352        330        353
  Data processing                                         370        355        339
  Depreciation                                            286        271        238
  Other                                                 1,383      1,303      1,164
                                                      -----------------------------
                                                        6,167      9,453      5,518
                                                      -----------------------------

Income before income tax                                7,896      4,419      6,322

Provision for income tax                                2,783      2,020      2,149
                                                      -----------------------------

Net income                                            $ 5,113    $ 2,399    $ 4,173
                                                      =============================

Basic earnings per share                              $  1.04    $  0.47    $    0.42
Diluted earnings per share                            $  1.03    $  0.47    $    0.42


               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              (Dollars in thousands, except per share amounts)


                                                                         Unearned                              Unrealized
                                                                         Employee                   Minimum     Gain on
                                      Additional                           Stock                   Additional  Securities
                             Common     Paid in   Retained   Treasury    Ownership     Unearned     Pension    Available
                             Stock      Capital   Earnings     Stock    Plan Shares  Compensation  Liability    for Sale    Total
                             -----------------------------------------------------------------------------------------------------

Balance at January 1, 1995                        $27,276                                            $(15)       $  355    $27,616

Net income                                          4,173                                                                    4,173

Sale of 5,554,500  shares
 of no par common stock,
 net of conversion costs     $54,110                                                                                        54,110

Shares purchased under
 Employee Stock Ownership
 Plan                                                                     $(4,436)                                          (4,436)

Cash dividends declared
 ($.15 per share)                                    (767)                                                                    (767)

Change in unrealized gain
 on securities available
 for sale                                                                                                           393        393

Change in minimum additional
 pension liability                                                                                    (34)                     (34)
                             -----------------------------------------------------------------------------------------------------
Balance at December 31, 1995  54,110               30,682                  (4,436)                    (49)          748     81,055

Net income                                          2,399                                                                    2,399

Capital distribution declared
 ($3.50 per share)           (19,441)                                                                                      (19,441)

Purchase of treasury stock
 (50,000 shares)                                              $(634)                                                          (634)

Cash dividends declared
 ($.25 per share)                                  (1,278)                                                                  (1,278)

Employee Stock Ownership Plan:
  Capital distribution on
   unallocated shares                   $1,553                                                                               1,553

  Shares released                          116                                462                                              578

Management Recognition Plan:
  Shares purchased                                                                     $(2,630)                             (2,630)

  Compensation earned                                                                      351                                 351

Change in unrealized gain
 on securities available
 for sale                                                                                                           102        102

Change in minimum additional
 pension liability                                                                                     49                       49
                             -----------------------------------------------------------------------------------------------------
Balance at December 31, 1996  34,669     1,669     31,803      (634)       (3,974)      (2,279)         -           850     62,104

Net income                                          5,113                                                                    5,113

Purchase of treasury stock
 (401,700 shares)                                            (5,672)                                                        (5,672)

Cash dividends declared
 ($.48 per share)                                  (2,347)                                                                  (2,347)

Employee Stock Ownership Plan:
  Shares released                          210                                445                                              655

Management Recognition Plan:
  Compensation earned                                                                      526                                 526

Change in unrealized gain
 on securities available
 for sale                                                                                                           483        483
                             -----------------------------------------------------------------------------------------------------
Balance at December 31, 1997 $34,669    $1,879    $34,569     $(6,306)    $(3,529)     $(1,753)      $  -        $1,333    $60,862
                             =====================================================================================================


See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Dollars in thousands)


For the year ended December 31,                                   1997       1996       1995
---------------------------------------------------------------------------------------------

Cash flows from operating activities
  Net income                                                    $ 5,113    $ 2,399    $ 4,173
  Adjustments to reconcile net income to net
   cash from operating activities
    Depreciation                                                    286        271        238
    Provision for loan losses                                       186        180        180
    Accretion of deferred loan fees                                (674)      (639)      (497)
    FHLB stock dividends                                           (200)      (176)      (153)
    Net accretion on investment securities                          (50)       (55)       (50)
    ESOP expense                                                    655      1,794
    MRP compensation expense                                        526        351
    Change in
      Deferred taxes                                                105         29        312
      Accrued interest receivable and other assets                 (637)        96       (462)
      Accrued interest payable and other liabilities               (231)       211        747
                                                                -----------------------------
    Net cash from operating activities                            5,079      4,461      4,488
                                                                -----------------------------
Cash flows from investing activities
  Net change in interest-bearing time deposits                                          2,500
  Proceeds from maturities of investment securities
   available for sale                                            12,000     10,000
  Purchases of investment securities available for sale          (9,008)    (5,910)
  Purchases of investment securities held to maturity                                 (17,944)
  Principal repayments and maturities of investment
   securities held to maturity                                      124        205      6,720
  Net increase in loans                                         (35,378)   (26,220)   (23,303)
  Proceeds from sale of real estate owned                                                  60
  FHLB stock purchases                                              (93)       (69)      (241)
  Properties and equipment expenditures, net                       (229)      (561)      (642)
                                                                -----------------------------
      Net cash from investing activities                        (32,584)   (22,555)   (32,850)
                                                                -----------------------------
Cash flows from financing activities
  Net increase in deposits                                       11,883     20,792      6,316
  Proceeds from FHLB advances                                    33,000      2,000     11,000
  Repayment of FHLB advances                                     (6,000)              (17,000)
  Capital distribution to shareholders                                     (19,071)
  Purchase of MRP shares                                                    (2,630)
  Proceeds from issuance of common stock, net of costs                                 54,110
  Cash provided to ESOP                                                                (4,436)
  Cash dividends paid                                            (2,347)    (1,661)      (383)
  Purchase of treasury stock                                     (5,672)      (634)
                                                                -----------------------------
      Net cash from financing activities                         30,864     (1,204)    49,607
                                                                -----------------------------
Net change in cash and cash equivalents                           3,359    (19,298)    21,245
Cash and cash equivalents at beginning of year                    7,413     26,711      5,466
                                                                -----------------------------
Cash and cash equivalents at end of year                        $10,772    $ 7,413    $26,711
                                                                =============================

Cash paid during the year for:
  Interest                                                      $13,938    $11,655    $11,060
  Income taxes                                                    2,947      1,780      1,646
Noncash transactions:
  Transfer of loans to real estate owned                             71                    33
  Transfer of securities to available for sale, at fair value                          16,144


See accompanying notes to consolidated financial statements.


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Industrial Bancorp, Inc. (Company) and its wholly-owned subsidiary, Industrial Savings and Loan Association (Industrial). All significant intercompany transactions have been eliminated.

Industry Segment Information: The Company grants residential, consumer and commercial loans to customers located primarily in north-central Ohio. These loans account for substantially all of the Company's revenues. Real estate loans make up approximately 99% of the Company's loan portfolio and the remaining 1% is made up of consumer and commercial loans.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Areas involving the use of management's estimates and assumptions include the allowance for loan losses, the realization of deferred tax assets, the determination and carrying value of impaired loans, depreciation of premises and equipment, and the carrying value of other real estate recognized in the Company's financial statements. Estimates that are more susceptible to change in the near term include the allowance for loan losses and the fair value of certain financial instruments. Actual results could differ from those estimates.

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

Statement of Cash Flows: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits with financial institutions and overnight deposits. Overnight deposits are sold for one-day periods. The Company reports net cash flows for customer loan transactions, deposit transactions and time deposits made with other financial institutions.

Investment Securities: Securities classified as held to maturity are those that management has the positive intent and ability to hold to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Securities classified as available for sale are those that have no stated maturity or those that management intends to sell or that could be sold for liquidity, investment management, or similar reasons, even if there is not a present intention for such a sale. Securities available for sale are carried at fair value with unrealized gains and losses included as a separate component of shareholders' equity, net of tax.

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

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board Opinion No. 25, with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of Statement of Financial Accounting Standards (SFAS) No.123 were used for stock-based compensation.

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

Commitments and Financial Instruments With Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to extend credit which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 14.

Earnings Per Share: Basic and diluted earnings per share are computed under the provisions of SFAS No. 128, "Earnings Per Share," which was adopted retroactively by the Company at the beginning of the fourth quarter of 1997. Adoption of the Statement did not materially change prior period earnings per share amounts. Basic earnings per share have been computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share have been computed based on the weighted average number of shares of common stock considering the dilutive effect of the assumed exercise of options outstanding during the period. ESOP shares that have not been allocated to participants are not considered outstanding for purposes of computing earnings per share. The number of shares used to compute basic and diluted earnings per share were 4,901,711 and 4,964,415 in 1997, respectively, and 5,127,380 and 5,135,213 in 1996, respectively, and 5,110,890 in 1995. Earnings per share for 1995 are based on the earnings for the period in which the stock was actually outstanding, August 1, 1995 to December 31, 1995 and upon 5,110,890 weighted average shares outstanding during the five month period.

Reclassifications: Certain items in the 1996 and 1995 financial statements have been reclassified to correspond with the 1997 presentation.


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


NOTE 3 - INVESTMENT SECURITIES

At December 31, 1997, the amortized cost and estimated fair value of debt and equity securities are as follows:


                                                           Gross         Gross      Estimated
                                            Amortized   Unrealized    Unrealized       Fair
                                               Cost        Gains        Losses        Value
                                            -------------------------------------------------

Investment securities available for sale
  U.S. Treasury securities                   $15,971      $   78         $(1)        $16,048
  U.S. agency securities                       2,993          18                       3,011
  Federal Home Loan Mortgage
  Corporation preferred stock                     46       1,925                       1,971
                                             -----------------------------------------------
    Total                                    $19,010      $2,021         $(1)        $21,030
                                             ===============================================
Investment securities held to maturity
  Mortgage-backed securities                 $   437      $   37                     $   474
                                             ===================                     =======


At December 31, 1996, the amortized cost and estimated fair value of debt and equity securities were as follows:


                                                           Gross         Gross
                                            Amortized   Unrealized    Unrealized    Estimated
                                               Cost        Gains        Losses      Fair Value
                                            --------------------------------------------------

Investment securities available for sale
  U.S. Treasury securities                   $21,902      $   43         $(7)        $21,938
  Federal Home Loan Mortgage
  Corporation preferred stock                     46       1,252                       1,298
                                             -----------------------------------------------
    Total                                    $21,948      $1,295         $(7)        $23,236
                                             ===============================================
  Mortgage-backed securities                 $   561      $   47                     $   608
                                             ===================                     =======


The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                   Amortized    Estimated
                                                     Cost       Fair Value
                                                   -----------------------

      Investment securities available for sale
        Due in one year or less                    $ 5,994      $ 5,998
        Due after one year through five years       12,970       13,061
                                                   --------------------
                                                    18,964       19,059
        Federal Home Loan Mortgage Corporation
         preferred stock                                46        1,971
                                                   --------------------
                                                   $19,010      $21,030
                                                   ====================
      Investment securities held to maturity
        Mortgage-backed securities                 $   437      $   474
                                                   ====================


No investment securities were sold during 1997, 1996 or 1995. The par values of securities pledged to collateralize public funds and for other purposes were approximately $15.5 million and $15.0 million at December 31, 1997 and 1996, respectively.


NOTE 4 - LOANS RECEIVABLE

At December 31, 1997 and 1996, loans receivable consisted of the following:


                                                 1997        1996
                                               --------------------
Real estate loans
  Secured by one- to four-family residences    $278,438    $248,694
  Home equity                                    15,407      11,651
  Multi-family                                    8,170       9,028
  Nonresidential                                 10,521       8,842
                                               --------------------
                                                312,536     278,215
                                               --------------------

  Real estate construction loans                 20,013      15,885
  Undisbursed portion of construction loans      (9,672)     (7,120)
                                               --------------------
    Total construction loans                     10,341       8,765
                                               --------------------
      Total real estate loans                   322,877     286,980
                                               --------------------

Commercial loans                                    297         398
                                               --------------------

Consumer loans
  Loans on deposit accounts                       1,258       1,087
  Automobile                                      1,189         773
  Education                                       1,155       1,268
  Other consumer                                    806         831
                                               --------------------
    Total consumer loans                          4,408       3,959
                                               --------------------
      Total loans                               327,582     291,337

  Net deferred loan origination fees             (4,171)     (3,977)
  Allowance for loan losses                      (1,742)     (1,557)
                                               --------------------
                                               $321,669    $285,803
                                               ====================


Loans serviced by the Company for other institutions totaled approximately $4.8 million, $5.7 million and $7.1 million at December 31, 1997, 1996 and 1995, respectively.

Activity in the allowance for loan losses is as follows:


                                 1997      1996      1995
                                --------------------------

Balance at beginning of year    $1,557    $1,376    $1,209
Provision for losses               186       180       180
Charge-offs                         (2)        -       (17)
Recoveries                           1         1         4
                                --------------------------
  Balance at end of year        $1,742    $1,557    $1,376
                                ==========================


No loans were classified as impaired at December 31, 1997, 1996 and 1995 or during the years then ended.

Industrial has granted loans to certain of its executive officers and directors and their related business interests.

A summary of activity on related party loans aggregating $60,000 or more to any one related party is as follows:


                                         1997
                                         ----

      Balance at beginning of year       $  -
        Loans originated                  183
        Repayments                        (88)
                                         ----
      Balance at end of year             $ 95
                                         ====



NOTE 5 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at December 31, 1997 and 1996 consisted of the following:


                                       1997      1996
                                      ----------------

        Land                          $1,829    $1,718
        Buildings and improvements     5,058     5,037
        Furniture and equipment        1,083     1,026
                                      ----------------
          Total cost                   7,970     7,781
        Accumulated depreciation       2,998     2,752
                                      ----------------
                                      $4,972    $5,029
                                      ================



NOTE 6 - DEPOSITS

A summary of deposits at December 31, 1997 and 1996 is as follows:


                                         1997        1996
                                       --------------------

Noninterest-bearing demand deposits    $  3,287    $  3,173
Passbook savings accounts                52,622      53,410
NOW accounts                             15,277      14,321
Money market accounts                     4,049       4,531
Certificates of deposit                 195,722     183,639
                                       --------------------
                                       $270,957    $259,074
                                       ====================


Deposit accounts with balances of $100,000 or more at December 31, 1997 and 1996 totaled approximately $44.3 million and $40.1 million, respectively.

At December 31, 1997, scheduled maturities of certificates of deposit are as follows:


                             Amount
                            --------

              1998          $131,266
              1999            39,478
              2000            17,042
              2001             5,777
              2002             1,586
              Thereafter         573
                            --------
                            $195,722
                            ========



NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

At December 31, 1997, advances from the Federal Home Loan Bank of Cincinnati consisted of the following:


      Year of maturity                 Interest rate    Amount
      ---------------------------------------------------------

            1998                        5.80 - 6.15%    $ 4,000
            1999                        6.00 - 6.30       7,000
            2000                        6.30 - 6.60       7,000
            2001                            6.21          2,000
            2002                        5.95 - 6.25       9,000
                                                        -------
                                                        $29,000
                                                        =======
      Weighted average interest rate        6.20%


These advances are collateralized by residential mortgage loans totaling $43.5 million under a blanket collateral agreement and by Federal Home Loan Bank stock. At December 31, 1996 Industrial had one $2.0 million advance outstanding with a 6.15% fixed interest rate, maturing in 1998.


NOTE 8 - PENSION PLAN

Prior to January 1, 1996, the Company sponsored a defined benefit pension plan for all eligible employees. Retirement benefits were based on years of service and the employee's compensation. On February 20, 1996, the Board of Directors approved a resolution to terminate the pension plan effective December 31, 1995. This eliminated the accrual of benefits for future services, except for additional benefits that accrued for employees during the Plan year beginning in 1995. The nonvested accumulated benefit obligation as of December 31, 1995 became vested. The vested benefit obligation was settled by a lump-sum payment to each covered employee in December, 1996. Total contributions made during 1995 for the defined benefit pension plan were $151,000.

Net pension expense for 1995 included the following:


      Service cost - benefits earned       $ 92
      Interest cost on projected
       benefit obligation                    66
      Actual return on plan assets          (76)
      Net amortization and deferral          45
                                           ----
        Net pension expense                $127
                                           ====


In determining the net pension expense for 1995, the following assumptions were used: a discount rate of 6.50%, a rate of increase in compensation levels of 3.00% and a long-term rate of return on assets of 5.75%.


NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN

In 1996, the Company established an ESOP for the benefit of substantially all employees of the Company and Industrial. The ESOP borrowed funds from the Company with which to acquire common shares of the Company. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from Industrial's discretionary contributions to the ESOP and earnings on ESOP assets. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid.

The Company accounts for its ESOP in accordance with Statement of Position 93-6 of the American Institute of Certified Public Accountants.
Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are reported as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt, or, at the Company's discretion, may be allocated to the ESOP participants and recorded as compensation expense. Compensation expense related to the ESOP for the years ended December 31, 1997 and 1996 were approximately $655,000 and $1.8 million, respectively. Approximately $1.2 million of the 1996 ESOP expense was related to the $3.50 per share return of capital. Of the return of capital corresponding to ESOP shares, approximately 25% was recorded as a reduction of debt while the remainder was allocated to the participants and, therefore, recorded as compensation expense.

ESOP shares as of December 31, 1997 and 1996 were as follows:


                                                        1997        1996
                                                      --------------------

    Shares allocated to participants                    90,728      46,218
    Unreleased shares                                  352,882     397,392
                                                      --------------------
      Total ESOP shares                                443,610     443,610
                                                      ====================
    Fair value of unreleased shares (in thousands)    $  6,264    $  5,067
                                                      ====================



NOTE 10 - STOCK OPTION AND INCENTIVE PLAN

The Company sponsors a stock option plan which authorizes the Stock Option and Incentive Plan Committee of the Board of Directors to grant options to certain officers and directors of Industrial and the Company. A total of 555,450 common shares were reserved for issuance under the Plan. Options may be granted at a price not less than fair market value at the date of grant. Options to purchase 388,815 shares were granted during 1996 at an exercise price of $11.00 per share. One-fifth of the options awarded become exercisable on each of the first five anniversaries of the date of grant. The option period expires 10 years from the date of grant. No options were granted during 1997 and 77,763 options were exercisable as of December 31, 1997.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans as the market value of the Company's common stock was less than the exercise price of the options at the date of grant.

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, entities to use a "fair value based method" to account for stock-based compensation plans. If the fair value accounting encouraged by SFAS No. 123 is not adopted, entities must disclose the pro forma effect on net income and on earnings per share had the fair value accounting been adopted. The fair value of a stock option is estimated using an option pricing model which considers the current price of the stock, expected price volatility, expected dividends on the stock and the risk-free interest rate. Once estimated, the fair value of an option is not later changed. Had compensation cost been determined based on the fair value guidelines of SFAS No. 123, the Company's net income and earnings per share for 1997 and 1996 would have been:


                                              1997                       1996
                                    ------------------------   ------------------------
                                    As reported    Pro forma   As reported    Pro forma
                                    ---------------------------------------------------

      Net income                       $5,113        $4,930       $2,399        $2,323
      Basic earnings per share           1.04          1.01         0.47          0.45
      Diluted earnings per share         1.03          0.99         0.47          0.44


The following assumptions were used under the Black-Sholes option pricing model for purposes of the pro forma disclosures above: a risk-free interest rate of 6.34%, a dividend yield of 3.86%, volatility factors of the expected market price of the Company's common stock of 40.8%, and an expected life of the option of 7.5 years. Based on these assumptions the estimated fair value of the options granted during 1996 was $3.57 per share.

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

On May 1, 1996, the Management Recognition Plan Committee of the Board of Directors awarded 222,180 shares to certain directors and officers of Industrial and the Company. No shares had been previously awarded. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the date of the awards. In the event of the death or disability of a participant, however, the participant's shares will be deemed to be earned and nonforfeitable upon such date. At December 31, 1997, there were 500 shares that had not been awarded. Compensation expense, which is based upon the cost of the shares, was $526,000 and $351,000 for the years ended December 31, 1997 and 1996, respectively.


NOTE 12 - FDIC INSURANCE

The deposits of savings associations such as Industrial are presently insured by the Savings Association Insurance Fund (the SAIF), which, along with the Bank Insurance Fund (the BIF), is one of the two insurance funds administered by the FDIC. Financial institutions which are members of the BIF had historically experienced substantially lower deposit insurance premiums because the BIF had achieved its required level of reserves, while the SAIF had not. In 1996, the Omnibus Bill became law and included provisions designed to recapitalize the SAIF and to mitigate the BIF/SAIF premium disparity. As a result, the FDIC levied a special assessment of 65.7 cents per $100 of SAIF insured deposits at March 31, 1995. The Company's special assessment was paid in November of 1996, from working capital of Industrial, and totaled $1.0 million after taxes. Following the special assessment, the FDIC reduced the annual assessment rates for SAIF-insured institutions to bring them in line with BIF assessment rates.

Industrial will continue to be subject to an assessment to fund the repayment of the FICO obligations. The FICO assessment for SAIF-insured institutions is approximately 6.5 cents per $100 of deposits while BIF-insured institutions pay approximately 1.5 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC-insured institutions.


NOTE 13 - INCOME TAXES

The provision for income tax consists of the following:


                          1997      1996      1995
                         --------------------------

      Current expense    $2,678    $1,991    $1,837
      Deferred expense      105        29       312
                         --------------------------
                         $2,783    $2,020    $2,149
                         ==========================


The differences between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before taxes are as follows:


                                          1997      1996      1995
                                         --------------------------

      Income tax computed at the
       statutory federal rate            $2,685    $1,502    $2,149
      Add tax effect of ESOP deduction       72       579
      MRP awards expense                    (16)
      Other                                  42       (61)
                                         --------------------------
                                         $2,783    $2,020    $2,149
                                         ==========================


Deferred income taxes are provided for temporary differences. The components of the Company's net deferred tax balance at December 31 consist of the following:


                                                                 1997      1996
                                                                ----------------

Deferred tax assets
  Deferred loan fees                                            $1,211    $1,337
  Accrued MRP awards                                               119       119
  Construction period interest                                      17        18
  Accrued vacation                                                  36        37
  ESOP shares allocated                                             57        31
  Other                                                             10
                                                                ----------------
                                                                 1,450     1,542
                                                                ----------------
Deferred tax liabilities
  Bad debt deduction                                              (350)     (410)
  FHLB stock dividends                                            (515)     (447)
  Unrealized gain on investment securities available for sale     (687)     (438)
  Depreciation expense                                            (120)     (120)
  Accumulated accretion                                            (38)      (33)
                                                                ----------------
                                                                (1,710)   (1,448)
                                                                ----------------

    Net deferred tax (liability)/ asset                         $ (260)   $   94
                                                                ================


The Company has not established a valuation allowance as it is management's belief that it has adequate taxable income and carrybacks to realize recorded deferred tax assets.

In years prior to 1996, Industrial was permitted to determine taxable income after deducting a provision for bad debts in excess of such provision recorded in the financial statements. Accordingly, retained earnings at December 31, 1997 includes approximately $4.2 million for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income. The related amount of unrecognized deferred tax liability was approximately $1.4 million at December 31, 1997.


NOTE 14 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

As of December 31, 1997 and 1996, Industrial had commitments to make loans at market rates and loans in process to be funded in six months or less approximating $24.1 million and $20.8 million, respectively. Approximately $11.4 million and $9.5 million of these commitments had fixed rates at December 31, 1997 and 1996, respectively. The interest rates on these commitments ranged from 6.75% to 8.00% for variable rate loans and from 6.75% to 8.75% for fixed rate loans at December 31, 1997. Loan commitments are generally for 30 days from the time management approves the loan. Since loan commitments may expire without being used, the amount does not necessarily represent future cash commitments.

At December 31, 1997 and 1996, Industrial was required by the Federal Reserve Bank of Cleveland to maintain cash reserves of $436,000 and $417,000, respectively. These reserves do not earn interest.


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

Industrial's capital amounts and classifications are also subject to qualitative judgments by the regulators about Industrial's capital components, risk weightings and other factors. Based on Industrial's computed regulatory capital ratios, Industrial is considered well capitalized under Section 38 of the Federal Deposit Insurance Act at December 31, 1997. Management believes no conditions or events have occurred since December 31, 1997 that would change Industrial's category.

Federal regulations limit all capital distributions, including cash dividends, by savings associations. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings.

At December 31, 1997 and 1996, Industrial's actual capital levels (in thousands) and minimum required levels were:


                                                                            Minimum Required
                                                   Minimum Required      To Be Well Capitalized
                                                      For Capital       Under Prompt Corrective
                                   Actual          Adequacy Purposes       Action Regulations
                              ----------------     -----------------    -----------------------
                              Amount     Ratio     Amount      Ratio    Amount           Ratio
                              -----------------------------------------------------------------

1997
----
Total capital
 (to risk weighted assets)    $37,392    19.03%    $15,718      8.0%    $19,648          10.0%
Tier 1 (core) capital
 (to risk weighted assets)    $35,696    18.17%    $ 7,859      4.0%    $11,789           6.0%
Tier 1 (core) capital
 (to adjusted total assets)   $35,696     9.86%    $10,866      3.0%    $18,110           5.0%
Tangible capital
 (to adjusted total assets)   $35,696     9.86%    $ 5,433      1.5%                N/A

1996
----
Total capital
 (to risk weighted assets)    $57,291    32.78%    $13,984      8.0%    $17,480          10.0%
Tier 1 (core) capital
 (to risk weighted assets)    $55,777    31.91%    $ 6,992      4.0%    $10,488           6.0%
Tier 1 (core) capital
 (to adjusted total assets)   $55,777    17.14%    $ 9,763      3.0%    $16,271           5.0%
Tangible capital
 (to adjusted total assets)   $55,777    17.14%    $ 4,881      1.5%                N/A



NOTE 16 - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows carrying values and the related estimated fair values of financial instruments at December 31, 1997 and 1996. Items that are not financial instruments are not included.


                                           1997                      1996
                                 -----------------------   -----------------------
                                 Carrying     Estimated    Carrying     Estimated
                                   Value      Fair Value     Value      Fair Value
                                 -------------------------------------------------

Financial assets
  Cash and cash equivalents      $  10,772    $  10,772    $   7,413    $   7,413
  Investment securities             21,467       21,504       23,797       23,844
  Loans receivable, net            321,669      324,187      285,803      287,168
  Accrued interest receivable        1,985        1,985        1,784        1,784

Financial liabilities
  Deposits                       $(270,957)   $(271,716)   $(259,074)   $(259,603)
  FHLB advances                    (29,000)     (29,015)      (2,000)      (2,016)
  Accrued interest payable            (709)        (709)        (582)        (582)


For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents and accrued interest is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for commercial loans is based on estimates of the difference in the interest rate Industrial would charge borrowers for similar loans with similar maturities made at December 31, applied for an estimated time period until the loan is assumed to reprice or be repaid. The estimated fair value for other loans is based on estimates of the rate Industrial would charge for similar loans at December 31, applied over estimated payment periods. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposit and FHLB advances is based on estimates of the rate Industrial would pay on such deposits or advances at December 31, applied for the time period until maturity. The estimated fair value of commitments is not material.

While these estimates of fair values are based on management's judgment of appropriate factors, there is no assurance that were Industrial to have disposed of such items at December 31, 1997 the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1997 should not necessarily be considered to apply at subsequent dates.

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


NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION


CONDENSED BALANCE SHEETS                               December 31,
(Dollars in thousands)                                1997       1996
                                                    ------------------

ASSETS
Cash and cash equivalents                           $   538    $   662
Investment in subsidiary                             37,029     56,627
Loan receivable from ESOP                             3,697      4,066
Loan receivable from subsidiary                      19,500        700
Other assets                                             99         49
                                                    ------------------
                                                    $60,863    $62,104
                                                    ==================
LIABILITIES
Other liabilities                                   $     1

SHAREHOLDERS' EQUITY
Common stock                                         34,669    $34,669
Additional paid-in capital                            1,879      1,669
Retained earnings                                    34,569     31,803
Treasury stock                                       (6,306)      (634)
Unearned employee stock ownership plan shares        (3,529)    (3,974)
Unearned compensation                                (1,753)    (2,279)
Unrealized gain on securities available for sale      1,333        850
                                                    ------------------
                                                     60,862     62,104
                                                    ------------------
                                                    $60,863    $62,104
                                                    ==================



                                                                                      For the five
                                                                For the year ended    months ended
CONDENSED STATEMENTS OF INCOME                                     December 31,       December 31,
(Dollars in thousands)                                            1997       1996         1995
                                                                ----------------------------------

Income
Interest                                                        $   287     $  791       $  565
Cash dividends from subsidiary                                   26,500
                                                                -------------------------------
                                                                 26,787        791          565
                                                                -------------------------------
Expenses
Management fees                                                      60         60           25
Other operating expenses                                            123        167           14
                                                                -------------------------------
                                                                    183        227           39
                                                                -------------------------------
Income before income taxes and equity in
 undistributed earnings of subsidiary                            26,604        564          526
Provision for income taxes                                           35        192          179
                                                                -------------------------------
Income before equity in undistributed earnings of subsidiary     26,569        372          347
Equity in undistributed earnings of subsidiary                  (21,456)     2,027        1,786
                                                                -------------------------------

  Net income                                                    $ 5,113     $2,399       $2,133
                                                                ===============================



                                                                             For the five
                                                       For the year ended    months ended
CONDENSED STATEMENTS OF CASH FLOWS                        December 31,       December 31,
(Dollars in thousands)                                   1997       1996         1995
                                                       ----------------------------------

Cash flows from operating activities
Net income                                             $ 5,113    $ 2,399       $ 2,133
Adjustments to reconcile net income to
 net cash from operating activities:
  Equity in undistributed earnings of subsidiary        21,456     (2,027)       (1,786)
  Dividends on unallocated ESOP shares                    (194)      (144)           32
  Changes in other assets                                  (50)       (38)          (11)
                                                       --------------------------------
    Net cash from operating activities                  26,325        190           368
                                                       --------------------------------

Cash flows from investing activities
  Investment in subsidiary                                                      (27,121)
  Loans to subsidiary                                  (23,900)                 (22,600)
  Principal repayment on loans to subsidiary             5,100     21,550           350
  Loan to ESOP                                                                   (4,436)
  Principal repayment on loan to ESOP                      370        370
                                                       --------------------------------
    Net cash from investing activities                 (18,430)    21,920       (53,807)
                                                       --------------------------------

Cash flows from financing activities
  Proceeds from sale of stock, net of offering costs                             54,110
  Capital distribution to shareholders                            (19,441)
  Cash dividends paid                                   (2,347)    (1,661)         (383)
  Purchase of treasury stock                            (5,672)      (634)
                                                       --------------------------------
    Net cash from financing activities                  (8,019)   (21,736)       53,727
                                                       --------------------------------

Net change in cash and cash equivalents                   (124)       374           288
Cash and cash equivalents at beginning of period           662        288
                                                       --------------------------------
Cash and cash equivalents at end of period             $   538    $   662       $   288
                                                       ================================



NOTE 18 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a consolidated summary of quarterly financial information:


                               March 31    June 30    September 30    December 31
                               --------------------------------------------------
1997
Interest income                 $6,581     $6,846       $ 7,084          $7,294
Interest expense                 3,187      3,423         3,657           3,798
                                -----------------------------------------------
  Net interest income            3,394      3,423         3,427           3,496

Provision for loan losses           49         47            45              45
Other income                       111        111           120             167
Other expense                    1,565      1,530         1,630           1,442
                                -----------------------------------------------
  Income before taxes            1,891      1,957         1,872           2,176

Provision for incomes taxes        671        674           642             796
                                -----------------------------------------------
  Net income                    $1,220     $1,283       $ 1,230          $1,380
                                ===============================================

Basic EPS                       $ 0.24     $ 0.26       $  0.25          $ 0.29
Diluted EPS                       0.24       0.26          0.25            0.28


1996
Interest income                 $6,344     $6,377       $ 6,332          $6,415
Interest expense                 2,832      2,887         3,011           3,133
                                -----------------------------------------------
  Net interest income            3,512      3,490         3,321           3,282

Provision for loan losses           45         45            45              45
Other income                        96         99           104             148
Other expense                    1,664      1,658         4,786           1,345
                                -----------------------------------------------
  Income before taxes            1,899      1,886        (1,406)          2,040

Provision for incomes taxes        645        637            55             683
                                -----------------------------------------------
  Net income                    $1,254     $1,249       $(1,461)         $1,357
                                ===============================================

Basic EPS                       $ 0.25     $ 0.24       $ (0.29)         $ 0.26
Diluted EPS                       0.25       0.24         (0.29)           0.26


                          INDUSTRIAL BANCORP, INC.
          Directors
-------------------------------------------------

Lawrence  R. Rhoades
Chairman of the Board and Chief Financial Officer

David M. Windau
President and Chief Executive Officer

Fredric C. Spurck
President and Chief Executive Officer
Webster Industries, Inc.

Roger O. Wilkinson
Deputy Director
Huron County Alcohol, Drug Addiction
 and Mental Health Services Board

Graydon H. Hayward
President
Hayward Rigging & Construction, Inc.

Leon W. Maginnis
Vice President - Finance
Hirt Publishing Company, Inc.

Bob Moore
President, Retired
Willard Foods


                 Executive Officers
-------------------------------------------------

Lawrence  R. Rhoades
Chairman of the Board and Chief Financial Officer

David M. Windau
President and Chief Executive Officer

David W. Ball
Senior Vice President - Loans

Stephan S. Beal
Senior Vice President - Operations


                               Annual Meeting
------------------------------------------------------------------------------

The 1998 Annual Meeting of Shareholders of Industrial Bancorp, Inc. will be held on April 21, 1998, at 2:30 p.m., local time, at the Bellevue Elks Lodge #1013, located at 214 West Main Street, Bellevue, Ohio 44811. Shareholders are cordially invited to attend.



                                  Form 10-K
------------------------------------------------------------------------------

A copy of Industrial Bancorp's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be available to shareholders at no charge upon request to:

                          Industrial Bancorp, Inc.
                           211 N. Sandusky Street
                            Bellevue, Ohio  44811
                 Attn: Patrick S. Smith, Investor Relations
                               (419) 483-3375



                            Shareholder Services
------------------------------------------------------------------------------

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for Industrial Bancorp's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

                       Registrar and Transfer Company
                              10 Commerce Drive
                      Cranford, New Jersey  07016-3572
                               (908) 272-8511