Form 10-K, Exhibit 13
period 1998-12-31
INDUSTRIAL BANCORP INC
filed 1999-03-29
CIK 942899

EXHIBIT 13

                     1998 ANNUAL REPORT OF SHAREHOLDERS

Contents

 1   President' Message
 2   Selected Consolidated Financial Data
 3   Management's Discussion and Analysis of Financial Condition and Results
      of Operations
14   Consolidated Financial Statements
18   Notes to Consolidated Financial Statements
32   Report of Independent Auditors
32   Common Stock Information
33   Directors and Executive Officers


Company Profile

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


Dear Shareholders,

      I am pleased to present our Annual Report to Shareholders for 1998. This report will show that 1998 was yet another year of increased earnings, continued growth and solid performance by Industrial Bancorp common stock. The market value of our common stock rose $2.25 per share during 1998, an increase of 13%. In addition, regular cash dividends increased to $0.59 per share during 1998 from $0.48 per share during 1997, an increase of 23%.

      Also during 1998, the Company continued its stock repurchase program by authorizing the repurchase of an additional 5% of its total outstanding common shares. Under the repurchase program, which began late in 1996, the Company has been able to purchase 723,464 shares of outstanding stock as of year-end 1998, with additional stock yet to be purchased.

      Our subsidiary, Industrial Savings and Loan Association also completed another very successful year in 1998. Having completed its 108th year of operation, it continued to grow and prosper. One of the highlights of 1998 was the announcement of a new branch office to be located inside a local grocery supercenter in Willard, Ohio. Construction is underway and should be completed in the near future. We are excited about this opportunity to expand our services to our existing customers and to add to our customer base throughout the Willard area. Also during 1998, we upgraded all of our teller equipment and computer software. This financial commitment, in excess of $650,000, will enhance our ability to better serve our customers as well as assist us in preparing for the year 2000 and beyond. This upgrade in technology took place with very little disruption to our delivery of quality service to our customers thanks to the hard work and dedication of all of our employees. They are truly to be commended for their efforts.

      The strength and vitality of Industrial Bancorp, Inc. continues, as evidenced by the year-end financial report. We reached a record high of $388.1 million in consolidated assets as of year-end 1998, which represents a 7% increase from year-end 1997. During 1998 we sold $17.5 million of fixed rate loans in the secondary market. Also, consolidated earnings exceeded $5.7 million for the year, compared to $5.1 million for last year, an increase of 12%. Earnings per share amounted to $1.22 per share for 1998 compared to $1.04 per share for 1997, an increase of 17%. Lending remained very strong in 1998, as we originated $118.8 million in new loans, which represents a 16% increase over the previous year. Savings deposits increased to $288.6 million as of year-end, which is also a new record.

      On behalf of the directors, management and employees, I would like to express our appreciation to you, our shareholders, for your confidence and investment in Industrial Bancorp, Inc. and to our valued customers for their continued support of Industrial Savings and Loan Association.


                                       David M. Windau
                                       President and Chief Executive Officer

                                SELECTED CONSOLIDATED FINANCIAL DATA


                                              1998        1997        1996        1995        1994
                                            --------------------------------------------------------
Selected financial condition data:                (Dollars in thousands, except per share data)

Total assets                                $388,059    $364,023    $326,613    $322,994    $268,041
Investment securities                         21,518      21,467      23,797      27,882      16,014
Loans receivable - net                       326,972     321,669     285,803     259,124     235,537
Deposits                                     288,584     270,957     259,074     238,282     231,966
FHLB advances                                 35,000      29,000       2,000           -       6,000
Shareholders' equity (1)                      60,741      60,862      62,104      81,055      27,616

Summary of earnings:

Interest income                             $ 30,562    $ 27,805    $ 25,468    $ 22,858    $ 19,024
Interest expense                              15,825      14,065      11,863      11,236       9,181
                                            --------------------------------------------------------
Net interest income                           14,737      13,740      13,605      11,622       9,843
Provision for loan losses                        200         186         180         180         200
                                            --------------------------------------------------------
Net interest income after
 provision for loan losses                    14,537      13,554      13,425      11,442       9,643
Noninterest income                               858         509         447         398         461
Noninterest expense                            6,663       6,167       9,453       5,518       4,734
                                            --------------------------------------------------------
Income before income tax                       8,732       7,896       4,419       6,322       5,370
Income tax expense                             3,028       2,783       2,020       2,149       1,752
                                            --------------------------------------------------------
Net income                                  $  5,704    $  5,113    $  2,399    $  4,173    $  3,618
                                            ========================================================

Basic earnings per share (2)                $   1.22    $   1.04    $   0.47    $   0.42           -
Diluted earnings per share (2)                  1.19        1.03        0.47        0.42           -
Cash dividends per share (2) (3)                0.59        0.48        3.75        0.15           -

Selected financial ratios:
Return on average assets                        1.50%       1.48%       0.75%       1.42%       1.42%
Return on average equity                        9.36        8.38        3.62        8.21       14.33
Average equity to average assets               16.03       17.63       20.59       17.29        9.88
Interest rate spread                            3.11        3.13        3.26        3.26        3.55
Net interest margin                             3.95        4.05        4.32        4.04        3.94
Efficiency ratio (4)                           43.28       43.85       68.14       46.60       46.85
Noninterest expense to average assets           1.75        1.78        2.94        1.88        1.85
Nonperforming assets to total assets            0.38        0.31        0.38        0.49        0.58
Nonperforming loans to total loans              0.45        0.32        0.42        0.60        0.62
Allowance for loan losses to total loans        0.59        0.54        0.53        0.52        0.50
Allowance for loan losses to
 nonperforming loans                          129.72      168.76      125.77       87.53       80.71

--------------------
<F1>  Shareholders' equity prior to the Conversion refers to members'
      equity.
<F2>  Per share data for 1995 is for the period from the date of the
      Conversion, August 1, 1995, to December 31, 1995.
<F3>  The amount for 1996 includes a $3.50 per share special return of capital distribution.
<F4>  Noninterest expense as a percentage of the sum of net interest income after provision for loan losses and noninterest income.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

==============================================================================

In August 1995, Industrial Bancorp, Inc. ("Industrial Bancorp) acquired all of the common shares issued by The Industrial Savings and Loan Association ("Industrial Savings") upon its conversion from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Since the ownership of such shares constitutes the principal business of Industrial Bancorp, the discussion below focuses principally on the financial condition and results of operations of Industrial Savings.

The following discussion and analysis of Industrial Bancorp, Inc. and its wholly-owned subsidiary, Industrial Savings and Loan Association, (together referred to as the "Company") should be read in conjunction with and with reference to the consolidated financial statements and accompanying notes presented in this Annual Report beginning on page 14.

                       CHANGES IN FINANCIAL CONDITION

------------------------------------------------------------------------------

Total consolidated assets of the Company were $388.1 million at year-end 1998, an increase of $24.1 million from $364.0 million at year-end 1997.

Loans receivable increased $5.3 million to $327.0 million at year-end 1998 from $321.7 million at year-end 1997. Loan originations exceeded $100 million for the second year in a row, with 93% of the originations in the one- to four-family residential mortgage and real estate construction loan categories. Also during 1998, the Company experienced an unusual amount of refinancings and sold $17.7 million of fixed-rate mortgage loans on the secondary market. Investment securities held steady, totaling $21.5 million at year-end in both 1998 and 1997. Maturities of U.S. Treasury and agency securities totaling $6.0 million were replaced by purchases of the same totaling $5.0 million and an increase of $768,000 in unrealized gains on those securities during the year. Cash and cash equivalents were $28.5 million at year-end 1998, more than double the $10.8 million at year-end 1997. The Company has taken advantage of minor variations between long-term and short-term interest rates to improve its liquidity position. Office properties and equipment, net of accumulated depreciation, increased to $5.4 million at year-end 1998 from $5.0 million at year-end 1997. The increase is principally due to the Company's substantial upgrade in technology, primarily teller equipment and computer hardware and software.

Total deposits increased $17.6 million, or 6%, to $288.6 at year-end 1998 from $271.0 million at year-end 1997. Certificates of deposit increased $12.1 million and transaction accounts, including passbook savings deposits, increased $5.6 million. The Company has taken advantage of the favorable interest rate environment and used advances from the Federal Home Loan Bank ("FHLB") to fund loan growth in excess of loan sales and deposit growth. FHLB advances were $35.0 million at year-end 1998 compared to $29.0 million at year-end 1997.

Shareholders' equity was $60.7 million at year-end 1998, compared to $60.9 million at year-end 1997. Net income of $5.7 million was offset by purchases of 272,000 treasury shares at a cost of $5.5 million during 1998.

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


                                                                       1998                                  1997
                                    Weighted average    ----------------------------------    ----------------------------------
                                     yield/rate at      Average                   Average     Average                   Average
                                        12/31/98        balance     Interest    yield/rate    balance     Interest    yield/rate
                                    --------------------------------------------------------------------------------------------
                                                                       (Dollars in thousands)

Interest-earning assets:
  Interest-bearing deposits               4.68%         $ 18,656    $   708        3.79%      $ 11,696    $   436        3.73%
  Investment securities (1)               5.99            20,396      1,344        6.59         23,053      1,539        6.68
  Mortgage-backed securities             10.48               345         34        9.98            497         51       10.26
  Loans receivable (2)                    8.04           333,775     28,476        8.53        304,397     25,779        8.47
                                                        -------------------                   -------------------
      Total interest-earning assets       7.69           373,172     30,562        8.19        339,643     27,805        8.19

Noninterest-earning assets:
  Cash and noninterest-bearing
   deposits                                                1,109                                 1,051
  Office properties and equipment                          5,302                                 4,983
  Other nonearning assets                                  2,371                                 1,832
  Allowance for loan losses                               (1,832)                               (1,652)
                                                        --------                              --------
      Total assets                                      $380,122                              $345,857
                                                        ========                              ========

Interest-bearing liabilities:
  Deposits:
    NOW accounts                          2.90          $ 16,139        355        2.20       $ 14,084        327        2.32
    Money market accounts                 3.00             4,391        133        3.03          4,323        130        3.01
    Passbook savings accounts             3.10            53,014      1,626        3.07         53,079      1,644        3.10
    Certificates of deposit               5.54           202,198     11,516        5.70        189,887     10,904        5.74
                                                        -------------------                   -------------------
      Total deposits                      4.80           275,742     13,630        4.94        261,373     13,005        4.98

      FHLB advances                       6.09            35,692      2,195        6.15         16,615      1,060        6.38
                                                        -------------------                   -------------------

      Total interest-bearing
       liabilities                        4.94           311,434     15,825        5.08        277,988     14,065        5.06

Noninterest-bearing liabilities                            7,763                                 6,882
                                                        --------                              --------
      Total liabilities                                  319,197                               284,870
                                                        ========                              ========

Shareholders' equity                                      60,925                                60,987
                                                        --------                              --------

      Total liabilities and
       shareholders' equity                             $380,122                              $345,857
                                                        ========                              ========

Net interest income                                                 $14,737                               $13,740
                                                                    =======                               =======

Interest rate spread                      2.75%                                    3.11%                                 3.13%

Net interest  margin  (4)                                                          3.95%                                 4.05%

Average interest-earning assets
 to average interest-bearing
 liabilities                                                                     119.82%                               122.18%


                                                        1996
                                         ----------------------------------
                                         Average                 Average
                                         balance     Interest    yield/rate
                                         ----------------------------------
                                               (Dollars in thousands)

Interest-earning assets:
  Interest-bearing deposits              $ 13,629    $   649         4.76%
  Investment securities (1)                28,289      1,712         6.05
  Mortgage-backed securities                  660         67        10.15
  Loans receivable (2)                    271,998     23,040         8.47
                                         -------------------
      Total interest-earning assets       314,576     25,468         8.10

Noninterest-earning assets:
  Cash and noninterest-bearing
   deposits                                   933
  Office properties and equipment           5,019
  Other nonearning assets                   2,596
  Allowance for loan losses                (1,557)
                                         --------
      Total assets                       $321,567
                                         ========
Interest-bearing liabilities:
  Deposits:
    NOW accounts                         $ 12,778        298         2.33
    Money market accounts                   4,653        140         3.01
    Passbook savings accounts              52,872      1,631         3.08
    Certificates of deposit               174,590      9,772         5.60
                                         -------------------
      Total deposits                      244,893     11,841         4.84

      FHLB advances                           462         22         4.76
                                         -------------------

      Total interest-bearing
       liabilities                        245,355     11,863         4.84

Noninterest-bearing liabilities            10,005
                                         --------
      Total liabilities                   255,360

Shareholders' equity                       66,207
                                         --------

      Total liabilities and
       shareholders' equity              $321,567
                                         ========

Net interest income                                  $13,605
                                                     =======

Interest rate spread                                                 3.26%

Net interest  margin  (4)                                            4.32%

Average interest-earning assets
 to average interest-bearing
 liabilities                                                       128.21%

--------------------
<F1>  Average yields have been computed based on the amortized cost of the investment security.
<F2>  Net of deferred loan fees, loan discounts and loans in process. Loan fees included in interest income amounted to $1.0 million, $626,000 and $625,000 in 1998, 1997 and 1996.
<F3>  Net interest income to average interest-earning assets.


The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the interest income and interest expense of the Company during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided for changes attributable to (i) increases and decreases in volume (change in volume multiplied by prior year rate), (ii) increases and decreases in rate (change in rate multiplied by prior year volume) and (iii) total increases and decreases in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.


                                                      1998 vs. 1997                       1997 vs. 1996
                                             --------------------------------    -----------------------------
                                             Increase(decrease)                  Increase(decrease)
                                                   due to            Total             due to            Total
                                             ------------------     increase     ------------------     increase
                                             Volume        Rate    (decrease)    Volume        Rate    (decrease)
                                             --------------------------------------------------------------------
                                                                        (In thousands)

Interest income attributable to:
--------------------------------
Interest-bearing deposits                    $  265        $  7      $  272      $  (84)       $(129)    $ (213)
Investment securities                          (175)        (20)       (195)       (338)         165       (173)
Mortgage-backed securities                      (16)         (1)        (17)        (17)           1        (16)
Loans receivable                              2,505         192       2,697       2,744           (5)     2,739
                                             ------------------------------------------------------------------
      Total interest income                   2,579         178       2,757       2,305           32      2,337

Interest expense attributable to:
---------------------------------
Deposits:
  NOW accounts                                   46         (18)         28          30           (1)        29
  Money market accounts                           2           1           3         (10)           -        (10)
  Passbook savings accounts                      (2)        (16)        (18)          6            7         13
  Certificates of deposit                       702         (90)        612         873          259      1,132
                                             ------------------------------------------------------------------
Total deposits                                  748        (123)        625         899          265      1,164
FHLB advances                                 1,175         (40)      1,135       1,028           10      1,038
                                             ------------------------------------------------------------------
      Total interest expense                  1,923        (163)      1,760       1,927          275      2,202
                                             ------------------------------------------------------------------

Increase(decrease) in net interest income    $  656        $341      $  997      $  378        $(243)     $ 135
                                             ==================================================================


                       COMPARISON OF OPERATING RESULTS

------------------------------------------------------------------------------

Earnings Summary. The Company had consolidated net income of $5.7 million for 1998, compared to $5.1 million for 1997 and $2.4 million for 1996. The reduced amount in 1996 was due principally to two separate, but individually significant, events that occurred during 1996. The first was the special assessment levied by the Federal Deposit Insurance Corporation upon institutions with deposits insured by the Savings Association Insurance Fund ("SAIF"). The second was the impact of the $3.50 per share special return of capital distribution on shares held in trust for the Company's Employee Stock Ownership Plan ("ESOP") but not allocated to ESOP participants. The Company recorded approximately $2.7 million in expense related to these two events.

Net Interest Income. Net interest income of the Company is a function of the difference, or spread, between the average yield earned on loans and other interest-earning assets and the average rate paid on deposits and borrowings as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by the economic and competitive factors that influence interest rates, loan demand and deposit flows.

Net interest income increased to $14.7 million in 1998, compared to $13.7 million in 1997 and $13.6 million in 1996. Total interest income increased to $30.6 million in 1998, compared to $27.8 million in 1997 and $25.5 million in 1996. The increases were largely due to average loans being $29.4 million higher in 1998 than in 1997 and $32.4 million higher in 1997 than in 1996. Interest and fees on loans totaled $28.5 million in 1998, compared to $25.8 million in 1997 and $23.0 million in 1996. The average yield earned on loans was 8.53% for 1998 and 8.47% for both 1997 and 1996. Interest earned on investment securities declined to $1.3 million in 1998 compared to $1.5 million in 1997 and $1.7 million in 1996 while income from interest-bearing deposits has increased to $708,000 in 1998 compared to $436,000 in 1997 and $649,000 in 1996. The Company allowed the average balance of its investment portfolio to decline in favor of shorter term, more liquid investments due to the flat yield curve in 1998. Additional investments were limited during 1997 due to the excess growth of loans over deposits, without any loan sales, and the resultant increased use of FHLB advances to fund the excess.

Total interest expense increased to $15.8 million in 1998, compared to $14.1 million in 1997 and $11.9 million in 1996. The increases were principally due to the increased use of FHLB advances, which averaged $35.7 million in 1998, compared to $16.6 million in 1997 and $462,000 in 1996. Increased reliance upon FHLB advances began in 1997 and continued in 1998 as the growth in average deposits, from $244.9 million in 1996 to $261.4 million in 1997 and $275.7, did not keep pace with loan demand. The Company has diminished some of its reliance upon FHLB advances by selling $17.7 million of mortgage loans on the secondary market in 1998. The average rate paid for deposits decreased to 4.94% in 1998 from 4.98% in 1997 as the maturity of the deposit portfolio, particularly certificates of deposit, shifted to shorter-term, lower yielding deposits. The average rate paid for deposits increased to 4.98% in 1997 from 4.84% in 1996 as the mix in the deposit portfolio shifted to a greater percentage of higher yielding certificates of deposit from lower yielding transaction accounts.

Yields Earned and Rates Paid. The spread between the average yield on interest-earning assets and the average cost of interest-bearing liabilities remained relatively stable, reflecting the interest rate environment, declining only slightly to 3.11% in 1998 from 3.13% in 1997. The decline in the interest rate spread from 3.26% in 1996 to 3.13% in 1997 was a result of the initiation of treasury stock purchases, which replaced a noninterest-bearing funding source with interest-bearing FHLB advances.

The excess of average interest-earning assets over average interest-bearing liabilities remained steady at $61.7 million for both 1998 and 1997, compared to $69.2 million for 1996. The ratio of average interest-earning assets to average interest-bearing liabilities was 119.82% for 1998, compared to 122.18% for 1997 and 128.21% for 1996.

Provision for Loan Losses. The Company maintains an allowance for loan losses in an amount which, in management's judgment, is adequate to absorb probable losses inherent in its loan portfolio. The amount of the provision which is charged against earnings each year and added to the allowance is based upon management's ongoing review of such factors as historical loss performance, general prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral.

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

The provision for loan losses was $200,000 in 1998, compared to $186,000 in 1997 and $180,000 1996. The Company had $14,000 in charge-offs during 1998, compared to $2,000 in 1997 and none in 1996. Recoveries totaled $2,000 in 1998 and $1,000 in both 1997 and 1996. Nonperforming loans were $1.5 million at year-end 1998, compared to $1.0 million at year-end 1997 and $1.2 million at year-end 1996. At year-end 1998, the allowance for loan losses was 129.72% of nonperforming loans and .59% of total loans compared to 168.76% and .54% at year-end 1997. Management determined that a provision for loan losses was warranted in 1998 based on the increased level of nonperforming loans and the growth in loans receivable during 1998.

Noninterest Income. Noninterest income increased to $858,000 in 1998, compared to $509,000 in 1997 and $447,000 in 1996. Service fees related to the growing deposit base and expanding ATM usage contributed largely to these increases during each of the three years. In 1998, income of $174,000 was recognized as a result of the sale of mortgage loans on the secondary market.

Noninterest Expense. Noninterest expense amounted to $6.7 million in 1998, compared to $6.2 million in 1997 and $9.5 million in 1996. The amount for 1996 was significantly higher because of the industry-wide special SAIF assessment and the employee benefits expense associated with accounting for the special return of capital distribution on unallocated ESOP shares.

Salaries and employee benefits were $3.4 million in 1998, compared to $3.1 million in 1997 and $4.3 million in 1996. The expense was higher in 1996 due principally to the recording of $1.2 million associated with the $3.50 per share special return of capital distribution related to unallocated ESOP shares. Salaries and employee benefits were also affected by the implementation of the MRP in 1996, by increases in ESOP expense as the value of the Company's stock continues to rise, and by normal pay increases.

State franchise tax has decreased from $843,000 in 1996 to $524,000 in 1997 and $442,000 in 1998, due to intercompany transfers of capital from Industrial Savings to Industrial Bancorp in 1998 and 1997. In addition to reducing the amount of state franchise tax paid, the transfer will provide the Company with greater flexibility in the future. Federal deposit insurance premiums increased to $168,000 in 1998 compared to $135,000 in 1997, as a result of the growth in deposits. The $2.1 million of insurance premiums in 1996 included the $1.5 million special assessment upon SAIF-insured deposits.

Data processing and related fees, which are based on the outstanding number of loan and deposit accounts, increased to $437,000 in 1998 from $370,000 in 1997 and $355,000 in 1996. Total occupancy and equipment and depreciation expense increased to $757,000 for 1998, compared to $638,000 for 1997 and $601,000 in 1996, due principally to the significant upgrade in technology the Company made during 1998. Advertising expense has remained relatively stable totaling $188,000 for 1998, down from $194,000 in 1997, which was up from $186,000 in 1996. Other expenses increased $52,000 in 1998 compared to 1997, and $72,000 in 1997 compared to 1996, due principally to increases in lending activity.

Income Tax Expense. Fluctuations in income tax expense are primarily attributable to the change in income before taxes. Income before taxes amounted to $8.7 million in 1998, compared to $7.9 million in 1997 and $4.4 million in 1996. The Company's effective tax rates were 34.7% in 1998, compared to 35.2% in 1997 and 45.7% in 1996. The higher effective tax rate in 1996 was because the special return of capital distribution as applied to unallocated ESOP shares was not deductible for tax purposes.

                                ASSET QUALITY

------------------------------------------------------------------------------

The Company has consistently maintained a high quality loan portfolio, as evidenced by its level of nonperforming assets which consists of loans accounted for on a nonaccrual basis, accruing loans past due 90 days or more, and real estate acquired through or instead of foreclosure. Nonperforming assets were $1.4 million at year-end 1998, compared to $1.1 million at year-end 1997 and $1.2 million at year-end 1996. As a percentage of year-end total assets, nonperforming assets were 0.38% in 1998, 0.31% in 1997 and 0.38% in 1996.

The Company's allowance for loan losses has increased, consistent with growth in the loan portfolio, over the past five years and stood at $1.9 million at year-end 1998 compared to $1.2 million at year-end 1994. As a percentage of nonperforming loans, the allowance for loan losses has increased from 80.71% at year-end 1994 to 129.72% at year-end 1998. Over the last five years, the Company has experienced total charge-offs of $38,000 and total recoveries of $21,000.

                       ASSET AND LIABILITY MANAGEMENT

------------------------------------------------------------------------------

The Company is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to estimate the change in the Company's "net portfolio value" ("NPV") in the event of hypothetical changes in interest rates.

As part of its efforts to monitor and manage interest rate risk, the Company's asset and liability committee reviews with the Board of Directors, on a quarterly basis, reports provided by the Office of Thrift Supervision ("OTS") and considers methods of maintaining acceptable levels of changes in NPV. The Company's asset and liability management is designed to minimize the impact of sudden and sustained changes in interest rates on NPV. If estimated changes to NPV are not within the limits established by the Board, the Board may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning assets and other assets and outgoing cash flows on interest-bearing liabilities and other liabilities. The application of the NPV methodology attempts to quantify interest rate risk in the event of a sudden and sustained 1 to 4 percent increase or decrease in market rates.

The following table presents, at year-end 1998, an analysis of the interest rate risk of the Company, as measured by changes in NPV for instantaneous and sustained parallel shifts of 1% to 4% increments in market interest rates. The table also contains the policy limits set by the Board as the maximum change in NPV that the Board deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and the strong capital position of the Company.


                                                Change in Net Portfolio Value
                                 Board limit    -----------------------------
      Change in interest rate     % change            $             %
      -----------------------------------------------------------------------
                                                       (In thousands)

               + 4.0%                80%           (26,680)       (51)
               + 3.0%                60            (18,960)       (36)
               + 2.0%                40            (11,274)       (22)
               + 1.0%                20             (4,434)        (9)
                   0                  -                  -          -
               - 1.0%                20              1,857          4
               - 2.0%                40              3,335          6
               - 3.0%                60              5,676         11
               - 4.0%                80              7,046         14


Based on the above information, in the event that interest rates rise from the recent low levels, the net interest income of the Company could be negatively affected. Moreover, rising interest rates could negatively affect the earnings of the Company due to diminished loan demand. The Company attempts to mitigate interest rate risk by originating adjustable-rate loans and by selling a portion of its of fixed-rate mortgage loans on the secondary market to Freddie Mac.

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

                       LIQUIDITY AND CAPITAL RESOURCES

------------------------------------------------------------------------------

The Company's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities, which are summarized as follows:


                                                       1998       1997       1996
                                                      -----------------------------
                                                             (In thousands)

    Net income                                        $ 5,704    $ 5,113    $ 2,399
    Adjustments                                           744        (34)     2,062
                                                      -----------------------------
    Net cash from operating activities                  6,448      5,079      4,461
    Net cash from investment activities                (4,186)   (32,584)   (22,555)
    Net cash from financing activities                 15,502     30,864     (1,204)
                                                      -----------------------------
    Net change in cash and cash equivalents            17,764      3,359    (19,298)
    Cash and cash equivalents at beginning of year     10,772      7,413     26,711
                                                      -----------------------------
    Cash and cash equivalents at end of year          $28,536    $10,772    $ 7,413
                                                      =============================


The principal sources of funds for the Company are deposits, FHLB borrowings, loan repayments, the sale of mortgage loans on the secondary market, maturity of investment securities and funds generated through operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan prepayments are more influenced by interest rates, general economic conditions and competition. The Company maintains a level of investment in liquid assets which is based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and
(iv) the objectives of the asset and liability management program of the Company.

OTS regulations presently require the Company to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U. S. Treasury and federal agency obligations and other investments generally having maturities of five years or less, in an amount equal to 4% of the sum of the Company's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which the Company may rely if necessary to fund deposit withdrawals or other short-term funding needs. At year-end 1998, the regulatory liquidity ratio of the Company was 7.90%. At such date, the Company had commitments to originate loans and loans in process totaling $12.8 million and commitments to sell loans totaling $341,000. The Company considers its liquidity and capital reserves sufficient to meet its foreseeable short-term and long-term needs.

The Company's savings and loan association is required by OTS regulations to maintain specified minimum amounts of capital. At year-end 1998, the association exceeded all applicable minimum capital requirements. The association's actual capital and regulatory capital requirements at year-end 1998 were as follows:


                                     Amount    Percent of assets
                                    ----------------------------
                                           (In thousands)

      Tangible capital: (1)
        Capital level               $34,110           8.85%
        Requirement                   5,784           1.50
                                    ----------------------
        Excess                      $28,326           7.35%
                                    ======================
      Tier 1 (Core) capital: (1)
        Capital level               $34,110           8.85%
        Requirement                  11,569           3.00
                                    ----------------------
        Excess                      $22,541           4.85%
                                    ======================
      Risk-based capital: (2)
        Capital level               $36,018          17.21%
        Requirement                  16,740           8.00
                                    ----------------------
        Excess                      $19,278           9.21%
                                    ======================

--------------------
<F1>  Tangible and Tier 1 (Core) capital percentages are based on adjusted total assets of  $385.6 million.
<F2>  Risk-based capital percentages are based on risk-weighted assets of
      $209.2 million.


                         YEAR 2000 COMPLIANCE ISSUES

------------------------------------------------------------------------------

The Company began addressing the Year 2000 compliance issue in 1996, with the review and analysis of its customer delivery system, specifically its teller terminals and related equipment. Early in 1997, the Company formed a Year 2000 Committee, which includes senior management representatives, to assess the potential risk, establish a budget, and develop and implement a plan to mitigate the risk that might arise from the failures of computer programming to recognize the Year 2000. The Year 2000 compliance program established by the committee includes quarterly progress reports submitted to the Board of Directors, contingency planning, and the completion of all internal testing by the end of the first quarter of 1999.

Included in the assessment was the identification of technology applications and systems that could be impacted by the Year 2000 date change and the identification of any third-party vendors that impact the daily operations of the Company. The Committee acknowledged that the greatest potential impact upon the Company is the risk related to the Company's data processing service bureau. The Committee also determined that the teller terminals and related equipment then in use were not Year 2000 compliant and that the manufacturer had no plans to correct the problem. Various other in-house applications and third-party dependent equipment were identified which would require testing for Year 2000 compliance.

The budget established as part of the compliance program consisted mainly of the hardware and software purchases necessary to replace the then existing customer delivery system with new Year 2000 compliant technology, primarily computers and the related equipment. The renovation of this technology was estimated at approximately $600,000. Other factors, such as software update purchases, training and additional employee hours were also considered.

Beyond the technology conversion to the new customer delivery system, which was completed by mid-year 1998, the primary task of the Committee's Year 2000 compliance program was the validation, or testing, of any application, system or equipment recognized during assessment. Subsequent to the installation of the new teller terminals and platform system, which was completed by mid-year 1998, testing was completed which verified that the new system was Year 2000 compliant. The highest priority and effort has been devoted to monitoring the progress of testing associated with Fiserv, the nationally recognized data processing service bureau under contract with the Company to perform transaction processing. The Company has continually assessed the validation of the Year 2000 compliance of this application, which has been identified as mission critical to the Company's operations. Fiserv's validation efforts have included a date handling strategy of the host software, client task force proxy testing, third party vendor interface testing, and application review, testing, and programming changes to both the base system and individualized client packages of the OnLine Financial teller/platform system supported and maintained by Fiserv. By year-end 1998, all in-house equipment identified during assessment had been tested, with the exception of automated teller machines, which are scheduled to have validation completed by the end of the first quarter of 1999.

Vendors used by the Company have been identified and assessed for the impact upon operations of the Company if they would be unable to provide services due to Year 2000 noncompliance. The Company has also reviewed the potential impact of Year 2000 noncompliance of large borrowers or significant employers in our primary market area. The loan portfolio of the Company is highly diversified with regard to individual borrowers and types of businesses, with the largest segment being to one- to four-family residential mortgage loans. The primary market area is not significantly dependent upon one employer or industry. The Company does not anticipate any significant or prolonged Year 2000 related difficulties generated by the identified vendors, large borrowers, or local employer base that would materially affect the Company's net income or cash flow.

The Company has also considered the risk arising from relationships with customers of Industrial Savings, both borrowers and depositors. As these customers both provide (through deposits) and use (through loans) the majority of the funds available to the Company, there is a potential risk that the Year 2000 issue could lead to increased demand for credit, increased levels of nonperforming loans, or increased demand upon the Company's liquidity. The Company has developed and made available to customers and other interested parties an informational brochure explaining the possible impact of the Year 2000 problems and what the Company has done to mitigate such potential problems.

A contingency plan has been developed to insure the necessary policies and procedures are in effect to mitigate potential interruptions in service that the Company may experience as the Year 2000 begins. The Company has had a disaster recovery plan in effect for many years, which has worked well when events required its use. The Year 2000 Contingency Plan approved by the Board of Directors has expanded the basic disaster recovery plan and addressed issues specific to the potential risk associated with the Year 2000 problems. The greatest concern the Company has related to contingency planning is the possible interruption of electrical power, which is a contingency faced by all businesses.

The Company's efforts to devise and implement the Year 2000 compliance program has cost approximately $650,000 to date. These costs principally represent the hardware and software purchases associated with the update and conversion of teller terminals in bringing the customer delivery system Year 2000 compliant. While incidental expense is expected in 1999, and although the Company anticipates and has planned for an increased demand for liquidity, the Year 2000 Committee estimates that the impact upon the Company's results of operations and capital resources will be minimal.

                   EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

------------------------------------------------------------------------------

The Financial Accounting Standards Board has issued new accounting standards that are effective for the Company's consolidated financial statements for the years ending after December 31, 1998.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued in June 1998 and effective for fiscal years beginning after June 15, 1999, addresses the accounting for derivative instruments and certain derivative instruments embedded in other contracts, and hedging activities. The statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value.

SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," issued in October 1998, will allow, beginning in 1999, mortgage loans that are securitized to be classified as trading, available for sale, or in certain circumstances held to maturity. Currently these must be classified as trading.

These statements are not expected to have a material effect on the Company's consolidated financial position or results of operations since the Company has not historically engaged in these activities.

                         CONSOLIDATED BALANCE SHEETS
                           (Dollars in thousands)


December 31,                                          1998        1997
------------------------------------------------------------------------

ASSETS
Cash and noninterest-bearing deposits               $  1,067    $  1,273
Interest-bearing demand deposits                       5,469       3,499
Overnight deposits                                    22,000       6,000
                                                    --------------------
  Cash and cash equivalents                           28,536      10,772
Investment securities available for sale,
 at fair value                                        21,235      21,030
Investment securities held to maturity
 (fair value: 1998 - $302;  1997 - $474)                 283         437
Loans receivable - net                               326,972     321,669
Federal Home Loan Bank stock                           3,256       2,938
Office properties and equipment - net                  5,387       4,972
Accrued interest receivable                            2,051       1,985
Other assets                                             339         220
                                                    --------------------
      Total assets                                  $388,059    $364,023
                                                    ====================

LIABILITIES
Deposits                                            $288,584    $270,957
Federal Home Loan Bank advances                       35,000      29,000
Accrued interest payable and other liabilities         3,734       3,204
                                                    --------------------
      Total liabilities                              327,318     303,161
                                                    --------------------

SHAREHOLDERS' EQUITY
Common stock, no par value, 10,000,000 shares
 authorized, 5,554,500 shares issued                  34,669      34,669
Additional paid-in capital                             2,472       1,879
Retained earnings                                     37,522      34,569
Accumulated other comprehensive income                 2,101       1,333
Unearned employee stock ownership plan shares         (3,100)     (3,529)
Unearned compensation                                 (1,227)     (1,753)
Treasury stock, at cost (1998 - 723,464
 shares; 1997 - 451,700 shares)                      (11,696)     (6,306)
                                                    --------------------
      Total shareholders' equity                      60,741      60,862
                                                    --------------------

      Total liabilities and shareholders' equity    $388,059    $364,023
                                                    ====================


        See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF INCOME
              (Dollars in thousands, except per share amounts)


For the year ended December 31,                           1998       1997       1996
--------------------------------------------------------------------------------------

Interest income
  Interest and fees on loans                             $28,476    $25,779    $23,040
  Interest and dividends on investment securities          1,378      1,590      1,779
  Interest on deposits                                       708        436        649
                                                         -----------------------------
                                                          30,562     27,805     25,468
                                                         -----------------------------

Interest expense
  Interest on deposits                                    13,630     13,005     11,841
  Interest on Federal Home Loan Bank advances              2,195      1,060         22
                                                         -----------------------------
                                                          15,825     14,065     11,863
                                                         -----------------------------
Net interest income                                       14,737     13,740     13,605
Provision for loan losses                                    200        186        180
                                                         -----------------------------
  Net interest income after provision for loan losses     14,537     13,554     13,425
                                                         -----------------------------

Noninterest income
  Service fees and other charges                             635        466        401
  Other                                                      223         43         46
                                                         -----------------------------
                                                             858        509        447
                                                         -----------------------------

Noninterest expense
  Salaries and employee benefits                           3,430      3,117      4,291
  State franchise tax                                        442        524        843
  Federal deposit insurance premiums                         168        135      2,060
  Occupancy and equipment                                    368        352        330
  Data processing                                            437        370        355
  Depreciation                                               389        286        271
  Advertising                                                188        194        186
  Other                                                    1,241      1,189      1,117
                                                         -----------------------------
                                                           6,663      6,167      9,453
                                                         -----------------------------
Income before income tax                                   8,732      7,896      4,419
Provision for income tax                                   3,028      2,783      2,020
                                                         -----------------------------

Net income                                               $ 5,704    $ 5,113    $ 2,399
                                                         =============================

Basic earnings per share                                 $  1.22    $  1.04    $  0.47
Diluted earnings per share                               $  1.19    $  1.03    $  0.47


               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                           (Dollars in thousands)


For the year ended December 31,                          1998      1997      1996
-----------------------------------------------------------------------------------

Net income                                               $5,704    $5,113    $2,399

Other comprehensive income:
  Unrealized gains/losses on securities, net of taxes       768       483       102
                                                         --------------------------

Comprehensive income                                     $6,472    $5,596    $2,501
                                                         ==========================


        See accompanying notes to consolidated financial statements.

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              (Dollars in thousands, except per share amounts)


                                                                       Unrealized
                                                                       Gain on
                                             Additional                Securities    Unearned    Unearned
                                   Common    Paid in       Retained    Available     ESOP        Compen-    Treasury
                                   Stock     Capital       Earnings    for Sale      Shares      sation     Stock         Total
                                   ---------------------------------------------------------------------------------------------

Balance at January 1, 1996         $54,110                 $30,633       $  748      $(4,436)                            $81,055

Net income                                                   2,399                                                         2,399
Capital distribution declared
 ($3.50 per share)                 (19,441)                                                                              (19,441)
Purchase of treasury stock
 (50,000 shares)                                                                                             $  (634)       (634)
Cash dividends declared
 ($.25 per share)                                           (1,278)                                                       (1,278)
Employee Stock Ownership Plan:
  Capital distribution on
   unallocated shares                          $1,553                                                                      1,553
  Shares released                                 116                                    462                                 578
Management Recognition Plan:
  Shares purchased                                                                               $(2,630)                 (2,630)
  Compensation earned                                                                                351                     351
Change in unrealized gain on
 securities available for sale                                              102                                              102
Other changes/adjustments                                       49                                                            49
                                   ---------------------------------------------------------------------------------------------
Balance at December 31, 1996        34,669      1,669       31,803          850       (3,974)     (2,279)       (634)     62,104

Net income                                                   5,113                                                         5,113
Purchase of treasury stock
 (401,700 shares)                                                                                             (5,672)     (5,672)
Cash dividends declared
 ($.48 per share)                                           (2,347)                                                       (2,347)
Employee Stock Ownership Plan:
  Shares released                                 210                                    445                                 655
Management Recognition Plan:
  Compensation earned                                                                                526                     526
Change in unrealized gain on
 securities available for sale                                              483                                              483
                                   ---------------------------------------------------------------------------------------------
Balance at December 31, 1997        34,669      1,879       34,569        1,333       (3,529)     (1,753)     (6,306)     60,862

Net income                                                   5,704                                                         5,704
Purchase of treasury stock
 (271,764 shares)                                                                                             (5,466)     (5,466)
Cash dividends declared
 ($.59 per share)                                           (2,751)                                                       (2,751)
Exercise of stock options                          16                                                             76          92
Employee Stock Ownership Plan:
  Shares released                                 415                                    429                                 844
Management Recognition Plan:
  Compensation earned                             162                                                526                     688
Change in unrealized gain on
 securities available for sale                                              768                                              768
                                   ---------------------------------------------------------------------------------------------
Balance at December 31, 1998       $34,669     $2,472      $37,522       $2,101      $(3,100)    $(1,227)   $(11,696)    $60,741
                                   =============================================================================================


        See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Dollars in thousands)


For the year ended December 31,                             1998        1997        1996
------------------------------------------------------------------------------------------

Cash flows from operating activities
  Net income                                               $ 5,704     $ 5,113     $ 2,399
  Adjustments to reconcile net income to net cash
   from operating activities
    Depreciation                                               389         286         271
    Provision for loan losses                                  200         186         180
    Accretion of deferred loan fees                         (1,107)       (674)       (639)
    FHLB stock dividends                                      (224)       (200)       (176)
    Net accretion on investment securities                     (41)        (50)        (55)
    ESOP expense                                               844         655       1,794
    MRP compensation expense                                   688         526         351
    Net change in:
      Deferred taxes                                           124         105          29
      Accrued interest receivable and other assets            (139)       (637)         96
      Accrued interest payable and other liabilities            10        (231)        211
                                                           -------------------------------
    Net cash from operating activities                       6,448       5,079       4,461
                                                           -------------------------------
Cash flows from investing activities
  Proceeds from maturities of investment securities
   available for sale                                        6,000      12,000      10,000
  Purchases of investment securities available for sale     (5,000)     (9,008)     (5,910)
  Principal repayments and maturities of investment
   securities held to maturity                                 154         124         205
  Net increase in loans                                     (4,442)    (35,378)    (26,220)
  FHLB stock purchases                                         (94)        (93)        (69)
  Properties and equipment expenditures, net                  (804)       (229)       (561)
                                                           -------------------------------
    Net cash from investing activities                      (4,186)    (32,584)    (22,555)
                                                           -------------------------------
Cash flows from financing activities
  Net increase in deposits                                  17,627      11,883      20,792
  Proceeds from FHLB advances                               10,000      33,000       2,000
  Repayment of FHLB advances                                (4,000)     (6,000)
  Capital distribution to shareholders                                             (19,071)
  Purchase of MRP shares                                                            (2,630)
  Proceeds from exercise of stock options                       92
  Cash dividends paid                                       (2,751)     (2,347)     (1,661)
  Purchase of treasury stock                                (5,466)     (5,672)       (634)
                                                           -------------------------------
    Net cash from financing activities                      15,502      30,864      (1,204)
                                                           -------------------------------
Net change in cash and cash equivalents                     17,764       3,359     (19,298)
Cash and cash equivalents at beginning of year              10,772       7,413      26,711
                                                           -------------------------------
Cash and cash equivalents at end of year                   $28,536     $10,772     $ 7,413
                                                           ===============================

Cash paid during the year for:
  Interest                                                 $15,765     $13,938     $11,655
  Income taxes                                               2,707       2,947       1,780
Noncash transactions:
  Transfer of loans to real estate owned                        46          71


        See accompanying notes to consolidated financial statements.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include Industrial Bancorp, Inc. and its wholly-owned subsidiary, Industrial Savings and Loan Association, together referred to as "the Company". Intercompany transactions and balances are eliminated.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, demand deposits with other financial institutions and overnight deposits. Net cash flows are reported for loan and deposit transactions.

Investment Securities: Investment securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold to maturity. Investment securities are classified as available for sale when they might be sold before maturity. Investment securities available for sale are carried at fair value, with unrealized gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount.

Loans Receivable: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

A loan is impaired if full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage or consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Servicing Rights: Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

Real Estate Owned: Real estate acquired through or instead of foreclosure is initially recorded at the fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Office Properties and Equipment: Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives on an accelerated basis, except for buildings for which the straight line basis is principally used.

Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of Statement of Financial Accounting Standards (SFAS) No.123 to measure expense for options granted after 1994, using an option pricing model to estimate fair value.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

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

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses on investment securities which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that there are now any such matters that would have a material effect on the financial statements.

Reclassifications: Certain items in the 1997 and 1996 financial statements have been reclassified to correspond with the 1998 presentation.

NOTE 2 - INVESTMENT SECURITIES

Investment securities as of the end of the year were as follows:


                                                  Gross         Gross       Estimated
                                   Amortized    Unrealized    Unrealized       Fair
                                      Cost        Gains         Losses        Value
                                   --------------------------------------------------

Available for sale

1998
----
  U.S. Treasury securities          $12,003       $  153                     $12,156
  U.S. agency securities              6,002           40                       6,042
  Federal Home Loan Mortgage
   Corporation preferred stock           46        2,991                       3,037
                                    --------------------                     -------
                                    $18,051       $3,184                     $21,235
                                    ====================                     =======

1997
----
  U.S. Treasury securities          $15,971       $   78        $  (1)       $16,048
  U.S. agency securities              2,993           18                       3,011
  Federal Home Loan Mortgage
   Corporation preferred stock           46        1,925                       1,971
                                    ------------------------------------------------
                                    $19,010       $2,021        $  (1)       $21,030
                                    ================================================

Held to maturity

1998
----
  Mortgage-backed securities        $   283       $   19                     $   302
                                    =======       ======                     =======

1997
----
  Mortgage-backed securities        $   437       $   37                     $   474
                                    =======       ======                     =======



Contractual maturities of debt securities at year-end 1998 were as follows:


                                                           Amortized     Estimated
                                                              Cost      Fair Value
                                                           -----------------------

Available for sale
  Due in one year or less                                   $10,007      $10,033
  Due after one year through five years                       7,998        8,165
                                                            --------------------
                                                             18,005       18,198
  Federal Home Loan Mortgage Corporation preferred stock         46        3,037
                                                            --------------------
                                                            $18,051      $21,235
                                                            ====================
Held to maturity
  Mortgage-backed securities                                $   283      $   302
                                                            ====================


No investment securities were sold during 1998, 1997 or 1996. Investment securities pledged at year-end 1998 and 1997 had costs of $15.4 million and $15.5 million and were pledged to secure public deposits.

NOTE 3 - LOANS RECEIVABLE

Loans receivable as of the end of the year were as follows:


                                                 1998         1997
                                               ---------------------

      Real estate loans:
        One- to four-family                    $279,237     $278,438
        Home equity                              16,624       15,407
        Construction                             17,858       20,013
        Multi-family                              9,165        8,170
        Nonresidential                           10,979       10,521
                                               ---------------------
            Total real estate loans             333,863      332,549
      Commercial loans                              451          297
      Consumer loans                              4,859        4,408
                                               ---------------------
            Total loans                         339,173      337,254
      Less:
        Undisbursed construction loan funds      (6,251)      (9,672)
        Net deferred loan fees                   (4,020)      (4,171)
        Allowance for loan losses                (1,930)      (1,742)
                                               ---------------------
                                               $326,972     $321,669
                                               =====================



Activity in the allowance for loan losses for the year was as follows:


                                       1998       1997       1996
                                      ----------------------------

      Balance at beginning of year    $1,742     $1,557     $1,376
        Provision for losses             200        186        180
        Charge-offs                      (14)        (2)         -
        Recoveries                         2          1          1
                                      ----------------------------
      Balance at end of year          $1,930     $1,742     $1,557
                                      ============================


No loans were classified as impaired at year-end 1998, 1997 and 1996 or during the years then ended. Non-performing loans as of the end of the year were as follows:


                                                     1998      1997
                                                    ----------------

      Loans accounted for on a nonaccrual basis     $  976    $  738
      Accruing loans past due 90 days or more          512       294
                                                    ----------------
            Total non-performing loans              $1,488    $1,032
                                                    ================


Loans serviced by others, which are not reported as assets, total $21.1 million and $4.8 million at year-end 1998 and 1997. Activity for capitalized mortgage servicing rights was as follows:


                                        1998
                                        ----

      Balance at beginning of year      $  -
        Additions                        177
        Amortized to expense              (8)
                                        ----
      Balance at end of year            $169
                                        ====


Loans to principal officers, directors and their related businesses, aggregating $60,000 or more to any one related party, were as follows:


                                        1998
                                        ----

      Balance at beginning of year      $ 95
        Loans originated                 211
        Repayments                      (107)
                                        ----
      Balance at end of year            $199
                                        ====


NOTE 4 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment as of the end of the year were as follows:


                                      1998      1997
                                     ----------------

      Land                           $1,932    $1,829
      Buildings and improvements      5,065     5,058
      Furniture and equipment         1,489     1,083
      Construction in progress           20         -
                                     ----------------
            Total cost                8,506     7,970
      Accumulated depreciation        3,119     2,998
                                     ----------------
                                     $5,387    $4,972
                                     ================


NOTE 5 - DEPOSITS

Deposits as of the end of the year were as follows:


                                               1998        1997
                                             --------------------

      Noninterest-bearing demand deposits    $  4,009    $  3,287
      Money market accounts                     4,713       4,049
      NOW accounts                             17,750      15,277
      Passbook savings accounts                54,258      52,622
      Certificates of deposit                 207,854     195,722
                                             --------------------
                                             $288,584    $270,957
                                             ====================


Certificates of deposit with balances of $100,000 or more were $51.7 million and $44.3 million at year-end 1998 and 1997.

Scheduled maturities of certificates of deposit at year-end 1998 were as follows:


                     Amount
                    --------

      1999          $142,396
      2000            38,002
      2001            20,128
      2002             3,995
      2003             2,103
      Thereafter       1,230
                    --------
                    $207,854
                    ========


NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank at year-end were as follows:


                                                 1998                        1997
                                       ------------------------    ------------------------
      Year of Maturity                 Interest Rate    Amount     Interest Rate    Amount
      ------------------------------------------------------------------------------------

            1998                                                    5.80 - 6.15%    $ 4,000
            1999                        5.75 - 6.30%    $ 7,000     6.00 - 6.30       7,000
            2000                        6.30 - 6.45       7,000     6.30 - 6.60       7,000
            2001                        5.73 - 6.21       9,000         6.21          2,000
            2002                        5.95 - 6.25       9,000     5.95 - 6.25       9,000
            2003                            5.83          3,000
                                                        -------                     -------
                                                        $35,000                     $29,000
                                                        =======                     =======
      Weighted average interest rate        6.11%                       6.20%


These advances were collateralized by $52.5 million and $43.5 million of residential mortgage loans under a blanket lien agreement and by Federal Home Loan Bank stock at year-end 1998 and 1997.

NOTE 7 - EMPLOYEE STOCK OWNERSHIP PLAN

Employees of the Company participate in an employee stock ownership plan
(ESOP). The ESOP borrowed from the Company to acquire 443,610 shares of stock at $10 per share. The Company makes discretionary contributions to the ESOP, as well as paying dividends on unallocated shares to the ESOP, and the ESOP uses funds it receives to repay the loan. As loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. Dividends on allocated shares increase participant accounts. Participants receive the shares at the end of employment.

Contributions to the ESOP during 1998, 1997 and 1996 were $398,000, $542,000 and $588,000. ESOP expense for 1998, 1997 and 1996 was $844,000, $655,000 and $1.8 million.

Shares held by the ESOP as of the end of the year were as follows:


                                                        1998        1997
                                                      --------------------

      Shares allocated to participants                 133,585      90,728
      Unearned shares                                  308,350     352,882
                                                      --------------------
            Total ESOP shares                          441,935     443,610
                                                      ====================

      Fair value of unearned shares (in thousands)    $  6,167    $  6,264


NOTE 8 - STOCK OPTION AND INCENTIVE PLAN

Options to buy stock of the Company are granted to directors and certain key employees under the Stock Option and Incentive Plan, which provides for issue of up to 555,450 options. Exercise price is the market price at date of grant. The maximum option term is ten years, and options vest over five years.

A summary of activity in the plan is as follows:


                                                  1998                    1997
                                          --------------------    -------------------
                                                      Weighted               Weighted
                                          Number      Average     Number     Average
                                            of        Exercise      of       Exercise
                                          Shares        Price     Shares       Price
                                          -------------------------------------------

      Outstanding at beginning of year    388,815                 388,815
      Exercised                            (6,000)    $11.00            -
                                          -------                 -------
      Outstanding at end of year          382,815                 388,815
                                          =======                 =======
      Options exercisable at year-end     149,526                  77,763


No options were granted in 1998 or 1997. All options issued to date, and therefore all outstanding or exercisable at year-end, have an exercise price of $11.00 per share.

Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.


                                              1998                        1997
                                    ------------------------    ------------------------
                                    As reported    Pro forma    As reported    Pro forma
                                    ----------------------------------------------------

      Net income                       $5,704        $5,521        $5,113        $4,930
      Basic earnings per share           1.22          1.18          1.04          1.01
      Diluted earnings per share         1.19          1.15          1.03          0.99


The pro forma effects are computed using option pricing models which used the following weighted-average assumptions as of grant date: a risk-free interest rate of 6.34%, a dividend yield of 3.86%, volatility factors of the expected market price of the Company's common stock of 40.8%, and an expected life of the option of 7.5 years. Based on these assumptions the estimated fair value of the options granted during 1996 was $3.57 per share.

NOTE 9 - MANAGEMENT RECOGNITION PLAN

The management recognition plan (MRP) provides to directors and certain key employees an ownership interest in the Company designed to compensate such directors and key employees for services to the Company. The Company contributed sufficient funds to enable the MRP to purchase and issue as awards 222,180 common shares of the Company. The shares awarded vest over a five-year period beginning in 1996. Compensation expense, which is based upon the cost of the shares, was $526,000 in both 1998 and 1997 and $351,000 in 1996.

NOTE 10 - INCOME TAXES

The provision for income tax was as follows:


                            1998      1997      1996
                           --------------------------

      Current expense      $2,904    $2,678    $1,991
      Deferred expense        124       105        29
                           --------------------------
                           $3,028    $2,783    $2,020
                           ==========================


Effective tax rates differ federal statutory rates applied to financial statement income due to the following:


                                       1998      1997      1996
                                      --------------------------

      Income tax computed at the
       statutory federal rate         $2,969    $2,685    $1,502
      Effect of ESOP deduction           196        72       579
      Effect of MRP awards expense       (16)      (16)        -
      Other                             (121)       42       (61)
                                      --------------------------
                                      $3,028    $2,783    $2,020
                                      ==========================
      Effective tax rate                34.7%     35.2%     45.7%


Deferred tax assets and liabilities as of the end of the year were as follows:


                                                                  1998      1997
                                                                 ----------------

Deferred tax assets
  Deferred loan fees                                             $1,020    $1,211
  Accrued MRP awards                                                119       119
  Construction period interest                                       16        17
  Accrued vacation                                                   38        36
  ESOP shares allocated                                              77        57
  Other                                                               8        10
                                                                 ----------------
                                                                  1,278     1,450
                                                                 ----------------
Deferred tax liabilities
  Bad debt deduction                                               (186)     (350)
  FHLB stock dividends                                             (590)     (515)
  Unrealized gain on investment securities available for sale    (1,082)     (687)
  Depreciation expense                                             (111)     (120)
  Loan servicing rights                                             (57)        -
  Accumulated accretion                                             (31)      (38)
                                                                 ----------------
                                                                 (2,057)   (1,710)
                                                                 ----------------

      Net deferred tax asset /(liability)                        $  779    $ (260)
                                                                 ================


The Company has not established a valuation allowance, as it is management's belief that it has adequate taxable income and carrybacks to realize recorded deferred tax assets.

Federal income tax laws provided additional bad debt deductions through 1987, totaling $4.2 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $1.4 million at December 31, 1998. If the Association were liquidated or otherwise ceases to be a thrift or if tax laws were to change, this amount would be expensed. Under 1996 tax law changes, bad debts are based on actual loss experience and tax bad debt reserves accumulated since 1987 are to be reduced. This requires payment of approximately $495,000 annually over six years beginning in 1998.

NOTE 11 - RESTRICTIONS ON RETAINED EARNINGS AND CAPITAL REQUIREMENTS

The Company's savings and loan association is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt correction action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. As of December 31, 1998, the Company's savings and loan association is considered well capitalized based on computed regulatory capital ratios.

Federal regulations limit all capital distributions, including cash dividends, by savings associations. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings.

Actual and required capital amounts (in thousands) and ratios as of the end of the year were as follows:


                                                                             Minimum Required
                                                    Minimum Required     To Be Well Capitalized
                                                       For Capital       Under Prompt Corrective
                                     Actual         Adequacy Purposes       Action Regulations
                               -----------------    -----------------    -----------------------
                               Amount     Ratio     Amount     Ratio       Amount       Ratio
                               -----------------------------------------------------------------

1998
----
Total capital
 (to risk weighted assets)     $36,018    17.21%    $16,740     8.0%       $20,925      10.0%
Tier 1 (core) capital
 (to risk weighted assets)     $34,110    16.30%    $ 8,370     4.0%       $12,555       6.0%
Tier 1 (core) capital
 (to adjusted total assets)    $34,110     8.85%    $11,569     3.0%       $19,282       5.0%
Tangible capital
 (to adjusted total assets)    $34,110     8.85%    $ 5,784     1.5%               N/A

1997
----
Total capital
 (to risk weighted assets)     $37,392    19.03%    $15,718     8.0%       $19,648      10.0%
Tier 1 (core) capital
 (to risk weighted assets)     $35,696    18.17%    $ 7,859     4.0%       $11,789       6.0%
Tier 1 (core) capital
 (to adjusted total assets)    $35,696     9.86%    $10,866     3.0%       $18,110       5.0%
Tangible capital
 (to adjusted total assets)    $35,696     9.86%    $ 5,433     1.5%               N/A


NOTE 12 - OFF-BALANCE-SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing demands. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance-sheet risk as of the end of the year were as follows:


                                                    1998                  1997
                                             ------------------    ------------------
                                             Fixed     Variable    Fixed     Variable
                                             Rate        Rate      Rate        Rate
                                             ----------------------------------------

      Commitments to make loans              $4,882    $ 1,638     $4,360     $1,000
      Undisbursed construction loan funds     5,357        894      7,022      2,650
      Unused lines of credit                      -     12,228         26      9,124


Commitments to make loans are generally made for 30 days or less. The fixed rate loan commitments on mortgage loans have interest rates ranging from 6.25% to 9.75% and maturities ranging from 15 years to 30 years.

The Company was required by the Federal Reserve Bank to maintain cash reserves of $500,000 and $436,000 as of year-end 1998 and 1997. These reserves do not earn interest.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments as of the end of the year were as follows:


                                                 1998                        1997
                                        -----------------------     -----------------------
                                        Carrying                    Carrying
                                         Amount      Fair Value      Amount      Fair Value
                                        ---------------------------------------------------

      Financial assets
        Cash and cash equivalents       $  28,536     $  28,536     $  10,772     $  10,772
        Investment securities              21,518        21,537        21,467        21,504
        Loans receivable, net             326,972       332,757       321,669       324,187
        Federal Home Loan Bank stock        3,256         3,256         2,938         2,938
        Accrued interest receivable         2,051         2,051         1,985         1,985

      Financial liabilities
        Deposits                        $(288,584)    $(290,040)    $(270,957)    $(271,716)
        FHLB advances                     (35,000)      (35,581)      (29,000)      (29,015)
        Accrued interest payable             (769)         (769)         (709)         (709)


The methods and assumptions used to estimate fair value are described as follows. Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits and variable rate loans or deposits that reprice frequently and fully. Investment securities fair values are based on market prices. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of loans held for sale is based on market quotes. Fair value of FHLB advances is based on current rates for similar financing.

NOTE 14 - EARNINGS PER SHARE

The factors used in the earnings per share computation were as follows:


                                                                  1998          1997          1996
                                                               --------------------------------------

Net income (in thousands)                                      $    5,704    $    5,113    $    2,399

Basic:
-----
Weighted average common shares outstanding                      5,006,690     5,276,908     5,547,881
Less: Average unallocated ESOP shares                             331,454       375,137       420,501
                                                               --------------------------------------
       Average shares                                           4,675,236     4,901,771     5,127,380
                                                               ======================================
Basic earnings per share                                       $     1.22    $     1.04    $     0.47

Diluted:
-------
Weighted average common shares outstanding
 for basic earnings per share                                   4,675,236     4,901,771     5,127,380
Add: Dilutive effects of assumed exercises of stock options       110,299        62,644         7,833
                                                               --------------------------------------
  Average shares and dilutive potential common shares           4,785,535     4,964,415     5,135,213
                                                               ======================================
  Diluted earnings per share                                   $     1.19    $     1.03    $     0.47


NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION


CONDENSED BALANCE SHEETS
(Dollars in thousands)
December 31,                                   1998       1997
----------------------------------------------------------------

      ASSETS
      Cash and cash equivalents               $    87    $   538
      Investment in subsidiary                 36,211     37,029
      Loan receivable from ESOP                 3,327      3,697
      Loan receivable from subsidiary          21,000     19,500
      Other assets                                 90         99
                                              ------------------
                                              $60,715    $60,863
                                              ==================

      LIABILITIES AND SHAREHOLDERS' EQUITY
      Liabilities                             $   (26)   $     1
      Shareholders' equity                     60,741     60,862
                                              ------------------
                                              $60,715    $60,863
                                              ==================



CONDENSED STATEMENTS OF INCOME
(Dollars in thousands)
For the year ended December 31,                                      1998      1997       1996
-----------------------------------------------------------------------------------------------

Interest income on loan from subsidiary                             $1,030    $   287    $  791
Dividends from subsidiary                                            9,000     26,500         -
Management fees expense                                               (900)       (60)      (60)
Other operating expenses                                               (78)      (123)     (167)
                                                                    ---------------------------
    Income before income tax and undistributed subsidiary income     9,052     26,604       564
Provision for income taxes                                              17         35       192
Equity in undistributed subsidiary income                           (3,331)   (21,456)    2,027
                                                                    ---------------------------
    Net income                                                      $5,704    $ 5,113    $2,399
                                                                    ===========================



CONDENSED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
For the year ended December 31,                       1998      1997       1996
----------------------------------------------------------------------------------

Cash flows from operating activities
Net income                                           $5,704    $ 5,113    $ 2,399
Adjustments:
  Equity in undistributed subsidiary income           3,331     21,456     (2,027)
  Dividends on unallocated ESOP shares                 (214)      (194)      (144)
  Changes in other assets                                 9        (50)       (38)
                                                     ----------------------------
    Net cash from operating activities                8,830     26,325        190
                                                     ----------------------------

Cash flows from investing activities
  Loans to subsidiary                                (9,000)   (23,900)         -
  Principal repayment on loans to subsidiary          7,500      5,100     21,550
  Principal repayment on loan to ESOP                   370        370        370
                                                     ----------------------------
    Net cash from investing activities               (1,130)   (18,430)    21,920
                                                     ----------------------------

Cash flows from financing activities
  Capital distribution to shareholders                    -          -    (19,441)
  Cash dividends paid                                (2,751)    (2,347)    (1,661)
  Purchase of treasury stock                         (5,466)    (5,672)      (634)
  Proceeds from exercise of stock options                66          -          -
                                                     ----------------------------
    Net cash from financing activities               (8,151)    (8,019)   (21,736)
                                                     ----------------------------

Net change in cash and cash equivalents                (451)      (124)       374

Cash and cash equivalents at beginning of period        538        662        288
                                                     ----------------------------

Cash and cash equivalents at end of period           $   87     $  538    $   662
                                                     ============================

NOTE 16 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


                             March 31    June 30    September 30    December 31
                             --------------------------------------------------

1998
Interest income               $7,407      $7,621       $7,750         $7,784
Interest expense               3,806       3,938        4,069          4,012
                              ----------------------------------------------
    Net interest income        3,601       3,683        3,681          3,772

Provision for loan losses         45          55           55             45
Other income                     141         173          234            310
Other expense                  1,637       1,685        1,637          1,704
                              ----------------------------------------------
    Income before taxes        2,060       2,116        2,223          2,333

Provision for incomes taxes      702         722          757            847
                              ----------------------------------------------

    Net income                $1,358      $1,394       $1,466         $1,486
                              ==============================================

Basic earnings per share      $ 0.29      $ 0.30       $ 0.31         $ 0.32
Diluted earnings per share      0.28        0.29         0.31           0.32

1997
Interest income               $6,581      $6,846       $7,084         $7,294
Interest expense               3,187       3,423        3,657          3,798
                              ----------------------------------------------
    Net interest income        3,394       3,423        3,427          3,496

Provision for loan losses         49          47           45             45
Other income                     111         111          120            167
Other expense                  1,565       1,530        1,630          1,442
                              ----------------------------------------------
    Income before taxes        1,891       1,957        1,872          2,176

Provision for incomes taxes      671         674          642            796
                              ----------------------------------------------

    Net income                $1,220      $1,283       $1,230         $1,380
                              ==============================================

Basic earnings per share      $ 0.24      $ 0.26       $ 0.25         $ 0.29
Diluted earnings per share      0.24        0.26         0.25           0.28


                       REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Industrial Bancorp, Inc.
Bellevue, Ohio


We have audited the accompanying consolidated balance sheets of Industrial Bancorp, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrial Bancorp, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                       Crowe, Chizek and Company LLP

Cleveland, Ohio
January 15, 1999

------------------------------------------------------------------------------

                          COMMON STOCK INFORMATION

The common shares of Industrial Bancorp are listed on the Nasdaq Stock Market under the symbol "INBI". There were 4,831,036 common shares outstanding at year-end 1998, held of record by approximately 1,450 shareholders. The following dividend and market price information includes daily high, low and closing sales prices of the common shares of Industrial Bancorp for each period indicated.


          Quarter ended     High      Low       Last     Dividend
          -------------------------------------------------------

              3/31/97      $13.00    $12.50    $12.63      $.10
              6/30/97       14.00     12.00     13.69       .12
              9/30/97       18.00     13.63     18.00       .12
             12/31/97       18.38     17.25     17.75       .14
              3/31/98       23.50     17.63     22.50       .14
              6/30/98       25.25     18.31     19.00       .15
              9/30/98       20.00     15.88     18.00       .15
             12/31/98       20.25     17.00     20.00       .15


                          INDUSTRIAL BANCORP, INC.

              Directors                            Annual Meeting
-------------------------------------    -----------------------------------

Lawrence  R. Rhoades                     The 1999 Annual Meeting of Share-
Chairman of the Board and Chief          holders of Industrial Bancorp, Inc.
 Financial Officer                       will be held on April 20, 1999, at
                                         2:30 p.m., local time, at the
David M. Windau                          Bellevue Elks Lodge #1013, located
President and Chief Executive Officer    at 214 West Main Street, Bellevue,
                                         Ohio 44811. Shareholders are
Fredric C. Spurck                        cordially invited to attend.
President and Chief Executive Officer
Webster Industries, Inc.                              Form 10-K
                                         -----------------------------------
Roger O. Wilkinson                       A copy of Industrial Bancorp's
Deputy Director                          Annual Report on Form 10-K, as
Huron County Alcohol, Drug Addiction     filed with the Securities and
 and Mental Health Services Board        Exchange Commission, will be
                                         available to shareholders at no
Graydon H. Hayward                       change upon request to:
President
Hayward Rigging & Construction, Inc.          Industrial Bancorp, Inc.
                                               211 N. Sandusky Street
Leon W. Maginnis                                Bellevue, Ohio 44811
Vice President - Finance                      Attn: Patrick S. Smith,
Hirt Publishing Company, Inc.                    Investor Relations
                                                   (419) 483-3375
Bob Moore
President, Retired                               Shareholder Services
Willard Foods                            -----------------------------------
                                         Registrar and Transfer Company
         Executive Officers              serves as transfer agent and
-------------------------------------    dividend distributing agent for
                                         Industrial Bancorp's shares.
Lawrence  R. Rhoades                     Communications regarding change of
Chairman of the Board                    address, transfer of shares, lost
 and Chief Financial Officer             certificates and dividends should
                                         be sent to:
David M. Windau
President and Chief Executive Officer       Registrar and Transfer Company
                                                  10 Commerce Drive
David W. Ball                             Cranford, New Jersey 07016-3572
Senior Vice President - Loans                     (908) 272-8511

Stephan S. Beal
Senior Vice President - Operations