Form 10-K, Exhibit 13
period 1999-12-31
INDUSTRIAL BANCORP INC
filed 2000-03-30
CIK 942899

EXHIBIT 13

                             1999 ANNUAL REPORT
                          INDUSTRIAL BANCORP, INC.


CONTENTS

    1    President's Message

    2    Selected Consolidated
          Financial Data

    3    Management's Discussion and
          Analysis of Financial Condition
           And Results of Operation

   12    Consolidated Financial
          Statements

   16    Notes to Consolidated
          Financial Statements

   30    Report of Independent Auditors

   31    Common Stock Information

   32    Directors and Executive Officers


COMPANY PROFILE

      Industrial Bancorp, Inc. is a savings and loan holding company headquartered in Bellevue, Ohio. Its sole subsidiary, Industrial Savings and Loan Association, Maintains twelve full-service offices and one loan production office serving communities in seven counties throughout north central Ohio.

      Founded in 1890, Industrial Savings and Loan is a state-chartered savings and loan association with deposits insured by the FDIC. Industrial Savings and Loan provides traditional banking services including a wide selection of mortgage loan and deposit products to local consumers and businesses.


Dear Shareholders

      I am pleased to present our Annual Report to Shareholders for 1999. This report will show that 1999 was another year of continued growth and solid performance by Industrial Bancorp, Inc. As a result, the Board of Directors increased cash dividends to $.66 per share during the year, an increase of 12%. Also during the year, the Company continued its stock repurchase program by authorizing the repurchase of an additional 10% of its total outstanding common shares. Under the repurchase program, which began late in 1996, the company has been able to purchase a total of 1,195,117 shares of outstanding stock as of year-end 1999. Under the right market conditions, the Company intends to continue its repurchase program in the year 2000.

      Our subsidiary, Industrial Savings and Loan Association, also completed another very successful year in 1999. Having completed its 109th year of continuous operations, it continued to grow and prosper. Our year was highlighted by the opening of two new full service offices. In April, we opened our very first grocery store operation in Willard. This office will compliment our existing branch office in Willard by offering extended hours and an ATM machine. In June, we opened our eleventh full service branch office in Lexington, Ohio. Lexington is located in Richland County where we currently have a loan production office. With this new facility, we are now able to expand the products and services we offer to the people of the Richland County area. With this expansion, we were also able to increase our loan origination staff in that area. We are very excited about these expansions and the role they will play in increasing our market share in those two areas and the continued growth of the entire company.

      Also during 1999, our management team and staff spent a great deal of time and effort in preparation for the change to the new century. I am pleased to report that all the hard work and planning paid off by having no disruptions to our computer systems as a result of the Y2K change over. We entered the new century with no disruption of service to our customers.

      The strength and vitality of Industrial Bancorp, Inc. continues, as evidenced by the year-end financial report. Total assets increased to a record high of $389 million and total loans now exceed $342 million which is also a new record. Savings deposits at year-end increased to $294 million. Basic and diluted earnings per share amounted to $1.23 and $1.21 respectively, an increase from last year and also at record levels.

      On behalf of the directors, management and employees, I would like to express our appreciation to you, for your continued confidence and investment in Industrial Bancorp, Inc., and to our valued customers for their continued support of Industrial Savings and Loan.

                                 /s/ David M. Windau
                                     David M. Windau
                                     President and Chief Executive Officer


                        SELECTED CONSOLIDATED FINANCIAL DATA

                                                 1999         1998         1997         1996         1995
                                               ------------------------------------------------------------
                                                      (Dollars in thousands, except per share data)

Selected financial condition data:
  Total assets                                 $389,003     $388,059     $364,023     $326,613     $322,994
  Investment securities                          14,343       21,518       21,467       23,797       27,882
  Loans receivable - net                        342,276      326,972      321,669      285,803      259,124
  Deposits                                      294,250      288,584      270,957      259,074      238,282
  FHLB advances                                  37,000       35,000       29,000        2,000            -
  Shareholders' equity                           54,586       60,741       60,862       62,104       81,055

Summary of earnings:
  Interest income                              $ 29,442     $ 30,562     $ 27,805     $ 25,468     $ 22,858
  Interest expense                               15,048       15,825       14,065       11,863       11,236
                                               ------------------------------------------------------------
  Net interest income                            14,394       14,737       13,740       13,605       11,622
  Provision for loan losses                         103          200          186          180          180
                                               ------------------------------------------------------------
  Net interest income after
   provision for loan losses                     14,291       14,537       13,554       13,425       11,442
  Noninterest income                                949          858          509          447          398
  Noninterest expense                             6,995        6,663        6,167        9,453        5,518
                                               ------------------------------------------------------------
  Income before income tax                        8,245        8,732        7,896        4,419        6,322
  Income tax expense                              2,935        3,028        2,783        2,020        2,149
                                               ------------------------------------------------------------
  Net income                                   $  5,310     $  5,704     $  5,113     $  2,399     $  4,173
                                               ============================================================
  Basic earnings per share (1)                 $   1.23     $   1.22     $   1.04     $   0.47     $   0.42
  Diluted earnings per share (1)                   1.21         1.19         1.03         0.47         0.42
  Cash dividends per share (1) (2)                 0.66         0.59         0.48         3.75         0.15

Selected financial ratios:
  Return on average assets                         1.39%        1.50%        1.48%        0.75%        1.42%
  Return on average equity                         9.31         9.36         8.38         3.62         8.21
  Average equity to average assets                14.94        16.03        17.63        20.59        17.29
  Interest rate spread                             3.11         3.11         3.13         3.26         3.26
  Net interest margin                              3.85         3.95         4.05         4.32         4.04
  Efficiency ratio (3)                            45.90        43.28        43.85        68.14        46.60
  Noninterest expense to average assets            1.83         1.75         1.78         2.94         1.88
  Nonperforming assets to total assets             0.42         0.38         0.31         0.38         0.49
  Nonperforming loans to total loans               0.45         0.45         0.32         0.42         0.60
  Allowance for loan losses to total loans         0.58         0.59         0.54         0.53         0.52
  Allowance for loan losses to
   nonperforming loans                           129.55       129.72       168.76       125.77        87.53

<F1>  Per share data for 1995 is for the period from the date of the
      Conversion, August 1, 1995, to December 31, 1995.
<F2>  The amount for 1996 includes a $3.50 per share special return of capital distribution.
<F3>  Noninterest expense as a percentage of the sum of net interest income after provision for loan losses and noninterest income.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      In August 1995, Industrial Bancorp, Inc. ("Industrial Bancorp") acquired all of the common shares issued by The Industrial Savings and Loan Association ("Industrial Savings") upon its conversion from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Since the ownership of such shares constitutes the principal business of Industrial Bancorp, the discussion below focuses principally on the financial condition and results of operations of Industrial Savings.

      The following discussion and analysis of Industrial Bancorp, and its wholly-owned subsidiary, Industrial Savings, (together referred to as the "Company") should be read in conjunction with and with reference to the consolidated financial statements and accompanying notes presented in this Annual Report beginning on page 12.

Changes In FINANCIAL CONDITION

      Total consolidated assets of the Company were $389.0 million at year-end 1999 compared to $388.1 million at year-end 1998.

      Loans receivable increased $15.3 million to $342.3 million at year-end 1999 from $327.0 million at year-end 1998. Loan originations exceeded $100 million for the third year in a row, with 89% of the originations being in the residential mortgage and real estate construction loan categories. Also in 1999, the Company more than doubled its originations in the commercial category and increased originations in the consumer category by 75%. Sales of fixed-rate mortgage loans on the secondary market totaled $8.5 million in 1999. Investment securities were reduced to $14.3 million at year-end 1999 from $21.5 million at year-end 1998. Maturities of U.S. Treasury and agency securities totaled $10.0 million and were replenished by purchases of the same totaling $4.0 million and purchases of $10.5 million in long-term time deposits. Unrealized gains on those securities decreased by $711,000 during the year. Cash and cash equivalents were $10.0 million at year-end 1999 compared to $28.5 million at year-end 1998. The Company had $22.0 million in overnight deposits at the end of the year in 1998, taking advantage of minor variations between long-term and short-term interest rates. Office properties and equipment, net of accumulated depreciation, increased to $5.7 million at year-end 1999 from $5.4 million at year-end 1998. The increase is principally due to the Company's addition of two full-service offices during 1999.

      Total deposits increased $5.7 million, or 2%, to $294.3 at year-end 1999 from $288.6 million at year-end 1998. Transaction accounts, including passbook savings deposits, increased $10.2 million while certificates of deposit decreased $4.5 million. The Company has used advances from the Federal Home Loan Bank ("FHLB") to fund loan growth in excess of loan sales and deposit growth. FHLB advances were $37.0 million at year-end 1999 compared to $35.0 million at year-end 1998.

      Shareholders' equity was $54.6 million at year-end 1999, compared to $60.7 million at year-end 1998. Net income of $5.3 million was offset by dividends to shareholders of $2.8 million and purchases of treasury shares at a cost of $9.5 million during 1999.

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

                                                                      1999                              1998
                                                          ----------------------------------------------------------------
                                        Weighted average
                                          yield/rate at   Average                Average    Average               Average
                                            12/31/99      balance   Interest   yield/rate   balance   Interest   yield/rate
                                        -----------------------------------------------------------------------------------
                                                                         (Dollars in thousands)

Interest-earning assets:
  Interest-bearing deposits                    4.47%     $ 27,968   $ 1,123      4.02%    $ 18,656   $   708      3.79%
  Investment securities (1)                    5.83        17,156     1,116      6.51       20,396     1,344      6.59
  Mortgage-backed securities                  10.42           239        24     10.04          345        34      9.98
  Loans receivable (2)                         7.92       328,583    27,179      8.27      333,775    28,476      8.53
                                                         -------------------------------------------------------------
  Total interest-earning assets                7.68       373,946    29,442      7.87      373,172    30,562      8.19
Noninterest-earning assets:
  Cash and noninterest-bearing deposits                     1,407                            1,109
  Office properties and equipment                           5,705                            5,302
  Other nonearning assets                                   2,699                            2,371
  Allowance for loan losses                                (1,984)                          (1,832)
                                                         -----------------------------------------
  Total assets                                           $381,773                         $380,122
                                                         =========================================
Interest-bearing liabilities:
 Deposits:
  NOW accounts                                 2.90      $ 19,115       414      2.17     $ 16,139       355      2.20
  Money market accounts                        3.00         4,650       141      3.03        4,391       133      3.03
  Passbook savings accounts                    3.10        56,686     1,756      3.10       53,014     1,626      3.07
  Certificates of deposit                      5.37       204,696    10,914      5.33      202,198    11,516      5.70
                                                         -------------------------------------------------------------

  Total deposits                               4.60       285,147    13,225      4.64      275,742    13,630      4.94
  FHLB advances                                5.88        30,846     1,823      5.91       35,692     2,195      6.15
                                                         -------------------------------------------------------------
  Total interest-bearing liabilities           4.74       315,993    15,048      4.76      311,434    15,825      5.08
Noninterest-bearing liabilities                             8,731                            7,763
                                                         -----------------------------------------
  Total liabilities                                       324,724                          319,197
Shareholders' equity                                       57,049                           60,925
                                                         -----------------------------------------
  Total liabilities and
    shareholders' equity                                 $381,773                         $380,122
                                                         =========================================
Net interest income                                                 $14,394                          $14,737
Interest rate spread                           2.94%                             3.11%                            3.11%
Net interest margin (3)                                                          3.85%                            3.95%
Average interest-earning assets to
 average interest-bearing liabilities                                          118.34%                          119.82%


                                                                      1997
                                                          -------------------------------
                                                          Average                Average
                                                          balance   Interest   yield/rate
                                                          -------------------------------

Interest-earning assets:
  Interest-bearing deposits                              $ 11,696   $   436      3.73%
  Investment securities (1)                                23,053     1,539      6.68
  Mortgage-backed securities                                  497        51     10.26
  Loans receivable (2)                                    304,397    25,779      8.47
                                                         ------------------
  Total interest-earning assets                           339,643    27,805      8.19
Noninterest-earning assets:
  Cash and noninterest-bearing
   deposits                                                 1,051
  Office properties and equipment                           4,983
  Other nonearning assets                                   1,832
  Allowance for loan losses                                (1,652)
                                                         --------
  Total assets                                           $345,857
                                                         ========
Interest-bearing liabilities:
 Deposits:
  NOW accounts                                           $ 14,084       327      2.32
  Money market accounts                                     4,323       130      3.01
  Passbook savings accounts                                53,079     1,644      3.10
  Certificates of deposit                                 189,887    10,904      5.74
                                                         ------------------
  Total deposits                                          261,373    13,005      4.98
  FHLB advances                                            16,615     1,060      6.38
                                                         ------------------
  Total interest-bearing liabilities                      277,988    14,065      5.06
Noninterest-bearing liabilities                             6,882
                                                         --------
  Total liabilities                                       284,870
Shareholders' equity                                       60,987
                                                         --------
  Total liabilities and
    shareholders' equity                                 $345,857
                                                         ========
Net interest income                                                 $13,740
                                                                    =======
Interest rate spread                                                             3.13%
Net interest margin (3)                                                          4.05%
Average interest-earning assets to
 average interest-bearing liabilities                                          122.18%

<F1>  Average yields have been computed based on the amortized cost of the investment security.
<F2>  Net of deferred loan fees, loan discounts and loans in process. Loan fees included in interest income amounted to $933,000, $1.0 million, and $626,000 in 1999, 1998 and 1997.
<F3>  Net interest income to average interest-earning assets.

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

                                                1999 vs. 1998                      1998 vs. 1997
                                       ------------------------------------------------------------------
                                       Increase (decrease)    Total       Increase (decrease)    Total
                                              due to         increase            due to         increase
                                       ------------------                 ------------------
                                        Volume      Rate     (decrease)   Volume      Rate     (decrease)
                                       -----------------------------------------------------------------
                                                                 (In thousands)

Interest income attributable to:
  Interest-bearing deposits              $ 370     $  45      $   415     $  265     $   7      $  272
  Investment securities                   (211)      (17)        (228)      (175)      (20)       (195)
  Mortgage-backed securities               (10)        -          (10)       (16)       (1)        (17)
  Loans receivable                        (438)     (859)      (1,297)     2,505       192       2,697
                                         -------------------------------------------------------------
      Total interest income               (289)     (831)      (1,120)     2,579       178       2,757
Interest expense attributable to:
  Deposits:
    NOW accounts                            65        (6)          59         46       (18)         28
    Money market accounts                    8         -            8          2         1           3
    Passbook savings accounts              114        16          130         (2)      (16)        (18)
    Certificates of deposit                141      (743)        (602)       702       (90)        612
                                         -------------------------------------------------------------
  Total deposits                           328      (733)        (405)       748      (123)        625
  FHLB advances                           (289)      (83)        (372)     1,175       (40)      1,135
                                         -------------------------------------------------------------
      Total interest expense                39      (816)        (777)     1,923      (163)      1,760
                                         -------------------------------------------------------------
  Increase(decrease) in net interest
   income                                $(328)    $ (15)     $  (343)    $  656     $ 341      $  997
                                         =============================================================

COMPARISON OF OPERATING RESULTS

      Earnings Summary. The Company had consolidated net income of $5.3 million for 1999, compared to $5.7 million for 1998 and $5.1 million for 1997. The primary reason for the change in net income between years was the change in net interest income.

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

      Net interest income was $14.3 million in 1999, a decrease of $343,000 from $14.7 million in 1998, which was an increase of $997,000 over $13.7 million in 1997. The lower net interest income in 1999 was primarily a result of reduced levels of average interest-bearing assets, particularly loans and investment securities, coupled with the lower interest rate environment during 1999. The primary reason for the increased net interest income in 1998 over 1997 was the higher average balance in loans during 1998, especially prior to the implementation of the loan sales program which was initiated mid-year.

      Total interest income was $29.4 million in 1999 down from $30.6 million in 1998, which was up from $27.8 million in 1997. The significant number of refinancings that took place in 1998 were not repeated in 1999 despite the continuation of the lower interest rate environment. Average loans increased from $304.4 million in 1997 to $333.8 million in 1998, then declined to $328.6 million in 1999. Competition increased for a reduced level of loan demand in 1999, causing the Company to experience a 5% decline in total loan originations that year. Interest and fees on loans totaled $27.2 million in 1999, compared to $28.5 million in 1998 and $25.8 million in 1997. The average yield earned on loans was 8.27% for 1999, compared to 8.53% for 1998 and 8.47% for 1997.

      Interest earned on investment securities declined to $1.1 million in 1999 compared to $1.3 million in 1998 and $1.5 million in 1997 while income from interest-bearing deposits increased to $1.1 million in 1999, compared to $708,000 in 1998 and $436,000 in 1997. The Company allowed the average balance of its investment portfolio to decline during 1999 and 1998 in favor of shorter term, more liquid investments due to the flat yield curve experienced in those years. Additional investments have also been limited during the past three years due to the excess growth of loans over deposits and the increased use of FHLB advances to fund the excess.

      Total interest expense was $15.0 million in 1999, an decrease of $777,000 from $15.8 million recorded in 1998, which was an increase of $1.8 million from $14.1 million recorded in 1997. The decrease during 1999 was primarily the result of the lower interest rate environment experienced throughout most of 1999. The increase in 1998 was principally due to the increased use of FHLB advances, which averaged $35.7 million in 1998, compared to $16.6 million in 1997. Reliance upon FHLB advances jumped in 1998 as the growth in average deposits, from $261.4 million in 1997 to $275.7 million in 1998, did not keep pace with loan demand. In 1999, average deposits totaled $285.1 million. The Company has diminished some of its reliance upon FHLB advances by selling $25.7 million of mortgage loans on the secondary market since the inception of the program mid-year 1998. The average rate paid for deposits decreased to 4.74% in 1999 from 4.94% in 1998 and 4.98% in 1997 as the maturity of the deposit portfolio, particularly certificates of deposit, shifted to shorter-term, lower yielding deposits.

      Yields Earned and Rates Paid. The spread between the average yield on interest-earning assets and the average cost of interest-bearing liabilities remained relatively stable, reflecting the interest rate environment, declining only slightly to 3.11% in 1999 and 1998 from 3.13% in 1997.

      The excess of average interest-earning assets over average interest-bearing liabilities remained relatively steady at $58.0 million for 1999 compared to $61.7 million for both 1998 and 1997. The ratio of average interest-earning assets to average interest-bearing liabilities was 118.34% for 1999, compared to 119.82% for 1998 and 122.18% for 1997.

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

      The provision for loan losses was $103,000 in 1999, compared to $200,000 in 1998 and $186,000 in 1997. The Company had $19,000 in charge-
offs during 1999, compared to $14,000 in 1998 and $2,000 in 1997. Recoveries totaled $3,000 in 1999, $2,000 in 1998 and $1,000 in 1997. Nonperforming
loans were $1.6 million at year-end 1999, compared to $1.5 million at year-end 1998. At year-end 1999, the allowance for loan losses was 129.55% of nonperforming loans and .58% of total loans compared to 129.72% and .59% at year-end 1998. Management determined that a provision for loan losses was warranted in 1999 based on the sustained level of nonperforming loans and the increase in loans receivable during 1999.

      Noninterest Income. Noninterest income increased to $949,000 in 1999, compared to $858,000 in 1998 and $509,000 in 1997. Service fees related to the steadily growing deposit base and expanding ATM and debit card usage contributed largely to these increases during each of the three years. In 1999 and 1998, income of $81,000 and $174,000 was recognized as a result of the sale of mortgage loans on the secondary market.

      Noninterest Expense. Noninterest expense amounted to $7.0 million in 1999, compared to $6.7 million in 1998 and $6.2 million in 1997. The largest single item of noninterest expense, salaries and employee benefits, was held in check during 1999, matching the $3.4 million recorded in 1998, compared to $3.1 million in 1997.

      State franchise tax has decreased from $524,000 in 1997 to $442,000 in 1998 and $329,000 in 1999, due to intercompany transfers of capital from Industrial Savings to Industrial Bancorp. In addition to reducing the amount of state franchise tax paid, the transfer will provide the Company with greater flexibility in the future. Federal deposit insurance premiums increased to $172,000 in 1999 compared to $168,000 in 1998 and $135,000 in
1997, as a result of the growth in deposits.

      Data processing and related fees, which are based on the outstanding number of loan and deposit accounts, increased to $503,000 in 1999 from $437,000 in 1998 and $370,000 in 1997. Total occupancy and equipment and depreciation expense increased to $892,000 for 1999, compared to $757,000 for 1998 and $638,000 in 1997, due principally to the addition of the two new full-service offices in 1999 and the significant upgrade in technology the Company made during 1998. Advertising expense increased in 1999, due to marketing the opening of the two new offices, to $244,000 for 1999, up from $188,000 for 1998, which was down from $194,000 in 1997. Other expenses increased to $1.4 million in 1999, compared to $1.2 million in 1998 and 1997.

      Income Tax Expense. Fluctuations in income tax expense are primarily attributable to the change in income before taxes. Income before taxes amounted to $8.2 million in 1999, compared to $8.7 million in 1998 and $7.9 million in 1997. The Company's effective tax rates were 35.6% in 1999, compared to 34.7% in 1998 and 35.2% in 1997.

ASSET QUALITY

      The Company has consistently maintained a high quality loan portfolio, as evidenced by its level of nonperforming assets which consists of loans accounted for on a nonaccrual basis, accruing loans past due 90 days or more, and real estate acquired through or instead of foreclosure. Nonperforming assets were $1.6 million at year-end 1999, compared to $1.5 million at year-end 1998. As a percentage of year-end total assets, nonperforming assets were and 0.42% in 1999 and 0.38% in 1998.

      The Company's allowance for loan losses has increased, consistent with growth in the loan portfolio, over the past two years and stood at $2.0 million at year-end 1999 compared to $1.9 million at year-end 1998. As a percentage of nonperforming loans, the allowance for loan losses has decreased from 129.72% at year-end 1998 to 129.55% at year-end 1999.

ASSET AND LIABILITY MANAGEMENT

      The Company is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to estimate the change in the Company's "net portfolio value" ("NPV") in the event of hypothetical changes in interest rates.

      As part of its efforts to monitor and manage interest rate risk, the Company's asset and liability committee reviews with the Board of Directors, on a quarterly basis, reports provided by the Office of Thrift Supervision ("OTS") and considers methods of maintaining acceptable levels of changes in NPV. The Company's assets and liability management is designed to minimize the impact of sudden and sustained changes in interest rates on NPV. If estimated changes to NPV are not within the limits established by the Board, the Board may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits.

      Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning assets and other assets and outgoing cash flows on interest-bearing liabilities and other liabilities. The application of the NPV methodology attempts to quantify interest rate risk in the event of a sudden and sustained 1 to 3 percent increase or decrease in market rates.

      It is the intent of the Board not to exceed a moderate risk level, as defined by the Office of Thrift Supervision in their Thrift Bulletin 13A with a 200 basis point permanent spike in interest rates. As of December 31, 1999, the interest rate level was in the minimum range for a 100 basis point permanent spike in interest rates, moderate range for a 200 basis point permanent spike in interest rates and significant level for a 300 basis point permanent spike in interest rates. In comparison, at December 31, 1998 permanent spikes in interest rates of 100, 200 and 300 basis points represented interest rate risk levels of minimum, minimum and moderate, respectively. In terms of relative impact on the Company's NPV, a 200 basis point permanent spike in interest rates would have the effect of reducing NPV by $17.0 million at December 31, 1999 compared to a reduction of $11.3 million at December 31, 1998. The Company's increased sensitivity to rising interest rates is a result of an increase in the level of fixed rate loans and a general shortening of the maturity structure of deposits and borrowings. The Company attempts to mitigate interest rate risk by originating adjustable-rate loans and by selling fixed-rate mortgage loans in the secondary market to Freddie Mac, however customer preferences for loan products may limit the Company's ability to achieve this objective.

      NPV is calculated by the OTS using information provided by the Company. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit run-off, and should not be relied upon as indicative of actual results. Further, the computations do not include capital at the holding company level nor does it contemplate any actions the Company may undertake in response to changes in interest rates.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities, which are summarized as follows:

                                                       1999        1998         1997
                                                     ---------------------------------
                                                              (In thousands)

  Net income                                         $  5,310     $ 5,704     $  5,113
  Adjustments                                             277         744          (34)
                                                     ---------------------------------
  Net cash from operating activities                    5,587       6,448        5,079
  Net cash from investment activities                 (19,673)     (4,186)     (32,584)
  Net cash from financing activities                   (4,498)     15,502       30,864
                                                     ---------------------------------
  Net change in cash and cash equivalents             (18,584)     17,764        3,359
  Cash and cash equivalents at beginning of year       28,536      10,772        7,413
                                                     ---------------------------------
  Cash and cash equivalents at end of year           $  9,952     $28,536     $ 10,772
                                                     =================================

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

      OTS regulations presently require the Company to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U. S. Treasury and federal agency obligations and other investments generally having maturities of five years or less, in an amount equal to 4% of the sum of the Company's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which the Company may rely if necessary to fund deposit withdrawals or other short-term funding needs. At year-end 1999, the regulatory liquidity ratio of the Company was 5.86%. At such date, the Company had commitments to originate loans and loans in process totaling $14.0 million and no commitments to sell loans. The Company considers its liquidity and capital reserves sufficient to meet its foreseeable short-term and long-term needs.

      Industrial Savings is required by OTS regulations to maintain specified minimum amounts of capital. At year-end 1999, the association exceeded all applicable minimum capital requirements. The association's actual capital and regulatory capital requirements at year-end 1999 were as follows:

                                      Amount       Percent of assets
                                  ----------------------------------
                                  (In thousands)

  Tangible capital: (1)
    Capital level                    $35,115             9.07%
    Requirement                        5,805             1.50
                                     ------------------------
    Excess                           $29,310             7.57%
                                     ========================
  Tier 1 (Core) capital: (1)
    Capital level                    $35,115             9.07%
    Requirement                       15,479             4.00
                                     ------------------------
    Excess                           $19,636             5.07%
                                     ========================
  Risk-based capital: (2)
    Capital level                    $38,066            15.84%
    Requirement                       19,229             8.00
                                     ------------------------
    Excess                           $18,837             7.84%
                                     ========================

<F1>  Tangible and Tier 1 (Core) capital percentages are based on adjusted total assets of $387.0 million.
<F2>  Risk-based capital percentages are based on risk-weighted assets of
      $240.4 million.

YEAR 2000 COMPLIANCE ISSUES

      From their inception in 1995 through January of this year, the Company's efforts to devise and implement a Year 2000 compliance program have cost approximately $700,000. These costs principally represent the hardware and software purchases associated with the update and conversion of teller terminals in bringing the customer delivery system Year 2000 compliant. As a result of that upgrade in computer technology, and various other efforts implemented during the preceding four years, the Company experienced virtually no Year 2000 challenges.

      The Company does not anticipate any future challenges with Year 2000 technology issues that would have a material impact upon the Company's results of operations or capital resources.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

      The Financial Accounting Standards Board has issued new accounting standards that are effective for the Company's consolidated financial statements for the years ending after December 31, 1999.

      Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued in June 1998 and effective for fiscal years beginning after June 15, 2000, addresses the accounting for derivative instruments and certain derivative instruments embedded in other contracts, and hedging activities. The statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value.

      This statement is not expected to have a material effect on the Company's consolidated financial position or results of operations since the Company has not historically engaged in these activities.

                         CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)

                                                            December 31,
                                                        -------------------
                                                          1999       1998
                                                        -------------------

ASSETS
Cash and noninterest-bearing deposits                   $  2,699   $  1,067
Interest-bearing demand deposits                           3,253      5,469
Overnight deposits                                         4,000     22,000
                                                        -------------------
  Cash and cash equivalents                                9,952     28,536
Interest-bearing time deposits                            10,500
Investment securities available for sale,
 at fair value                                            14,141     21,235
Investment securities held to maturity
  (fair value: 1999 - $212; 1998 - $302)                     202        283
Loans receivable - net                                   342,276    326,972
Federal Home Loan Bank stock                               3,490      3,256
Office properties and equipment - net                      5,709      5,387
Accrued interest receivable                                2,273      2,051
Other assets                                                 460        339
                                                        -------------------
      Total assets                                      $389,003   $388,059
                                                        ===================

LIABILITIES
Deposits                                                $294,250   $288,584
Federal Home Loan Bank advances                           37,000     35,000
Accrued interest payable and other liabilities             3,167      3,734
                                                        -------------------
      Total liabilities                                  334,417    327,318
                                                        ===================

SHAREHOLDERS' EQUITY
Common stock, no par value, 10,000,000 shares
 authorized, 5,554,500 shares issued                      34,669     34,669
Additional paid-in capital                                 2,955      2,472
Retained earnings                                         40,005     37,522
Accumulated other comprehensive income                     1,390      2,101
Unearned employee stock ownership plan shares             (2,688)    (3,100)
Unearned compensation                                       (701)    (1,227)
Treasury stock, at cost
 (1999 - 1,195,117 shares; 1998 - 723,464 shares)        (21,044)   (11,696)
                                                        -------------------
      Total shareholders' equity                          54,586     60,741
                                                        -------------------
      Total liabilities and shareholders' equity        $389,003   $388,059
                                                        ===================

See accompanying notes to consolidated financial statements.


                      CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share amounts)

                                                      For the year ended December 31,
                                                       1999        1998        1997
                                                      -------------------------------

Interest income
  Interest and fees on loans                          $27,179     $28,476     $25,779
  Interest and dividends on investment securities       1,140       1,378       1,590
  Interest on deposits                                  1,123         708         436
                                                      -------------------------------
                                                       29,442      30,562      27,805
                                                      -------------------------------

Interest expense
  Interest on deposits                                 13,225      13,630      13,005
  Interest on Federal Home Loan Bank advances           1,823       2,195       1,060
                                                      -------------------------------
                                                       15,048      15,825      14,065
                                                      -------------------------------
Net interest income                                    14,394      14,737      13,740
Provision for loan losses                                 103         200         186
                                                      -------------------------------
Net interest income after provision for
 loan losses                                           14,291      14,537      13,554
                                                      -------------------------------

Noninterest income
Service fees and other charges                            839         635         466
Other                                                     110         223          43
                                                      -------------------------------
                                                          949         858         509
                                                      -------------------------------
Noninterest expense
Salaries and employee benefits                          3,436       3,430       3,117
State franchise tax                                       329         442         524
Federal deposit insurance premiums                        172         168         135
Occupancy and equipment                                   437         368         352
Data processing                                           503         437         370
Depreciation                                              455         389         286
Advertising                                               244         188         194
Other                                                   1,419       1,241       1,189
                                                      -------------------------------
                                                        6,995       6,663       6,167
                                                      -------------------------------
Income before income tax                                8,245       8,732       7,896
Provision for income tax                                2,935       3,028       2,783
                                                      -------------------------------
Net income                                            $ 5,310     $ 5,704     $ 5,113
                                                      ===============================
Basic earnings per share                              $  1.23     $  1.22     $  1.04
Diluted earnings per share                            $  1.21     $  1.19     $  1.03


               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

                                               For the year ended December 31,
                                               -------------------------------
                                                 1999       1998       1997
                                               -------------------------------

Net income                                      $5,310     $5,704     $5,113
Other comprehensive income:
  Unrealized gains (losses) on securities,
   net of taxes                                   (711)       768        483
Comprehensive income                            $4,599     $6,472     $5,596
                                                ============================

See accompanying notes to consolidated financial statements.


               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands, except per share amounts)

                                                                     Unrealized
                                                                      Gain on
                                             Additional              Securities   Unearned
                                    Common    Paid-in     Retained   Available      ESOP       Unearned     Treasury
                                    Stock     Capital     Earnings   for Sale      Shares    Compensation     Stock      Total
                                    -------------------------------------------------------------------------------------------

Balance at January 1, 1997          $34,669   $1,669       $31,803    $  850       $(3,974)     $(2,279)    $   (634)   $62,104
Net income                                                   5,113                                                        5,113
Purchase of treasury stock
 (401,700 shares)                                                                                             (5,672)    (5,672)
Cash dividends declared
 ($.48 per share)                                           (2,347)                                                      (2,347)
Employee Stock Ownership Plan:
  Shares released                                210                                   445                                  655
Management Recognition Plan:
  Compensation earned                                                                               526                     526
Change in unrealized gain on
 securities available for sale                                           483                                                483
                                    -------------------------------------------------------------------------------------------
Balance at December 31, 1997         34,669    1,879        34,569     1,333        (3,529)      (1,753)      (6,306)    60,862
Net income                                                   5,704                                                        5,704
Purchase of treasury stock
 (271,764 shares)                                                                                             (5,466)    (5,466)
Cash dividends declared
 ($.59 per share)                                           (2,751)                                                      (2,751)
Exercise of stock options                         16                                                              76         92
Employee Stock Ownership Plan:
  Shares released                                415                                   429                                  844
Management Recognition Plan:
  Compensation earned                            162                                                526                     688
Change in unrealized gain on
 securities available for sale                                           768                                                768
                                    -------------------------------------------------------------------------------------------
Balance at December 31, 1998         34,669    2,472        37,522     2,101        (3,100)      (1,227)     (11,696)    60,741
Net income                                                   5,310                                                        5,310
Purchase of treasury stock
 (471,653 shares)                                                                                             (9,517)    (9,517)
Cash dividends declared
 ($.66 per share)                                           (2,827)                                                      (2,827)
Exercise of stock options                         11                                                             169        180
Employee Stock Ownership Plan:
  Shares released                                357                                   412                                  769
Management Recognition Plan:
  Compensation earned                            115                                                526                     641
Change in unrealized gain on
 securities available for sale                                          (711)                                              (711)
                                    -------------------------------------------------------------------------------------------
Balance at December 31, 1999        $34,669   $2,955       $40,005    $1,390       $(2,688)     $  (701)    $(21,044)   $54,586
                                    ===========================================================================================

See accompanying notes to consolidated financial statements.


                    CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

                                                            For the year ended December 31,
                                                           --------------------------------
                                                             1999       1998         1997
                                                           --------------------------------

Cash flows from operating activities
Net income                                                 $  5,310    $ 5,704    $  5,113
Adjustments to reconcile net income to net cash
   from operating activities
  Depreciation                                                  503        389         286
  Provision for loan losses                                     103        200         186
  Accretion of deferred loan fees                              (978)    (1,107)       (674)
  FHLB stock dividends                                         (234)      (224)       (200)
  Net accretion on investment securities                         16        (41)        (50)
  ESOP expense                                                  769        844         655
  MRP compensation expense                                      641        688         526
  Net change in:
    Deferred taxes                                              (24)       124         105
    Accrued interest receivable and other assets               (343)      (139)       (637)
    Accrued interest payable and other liabilities             (176)        10        (231)
                                                           -------------------------------
      Net cash from operating activities                      5,587      6,448       5,079
                                                           -------------------------------

Cash flows from investing activities
  Net increase in interest-bearing time deposits            (10,500)
  Proceeds from maturities of investment securities
   available for sale                                        10,000      6,000      12,000
  Purchases of investment securities available for sale      (4,000)    (5,000)     (9,008)
  Principal repayments and maturities of investment
   securities held to maturity                                   81        154         124
  Net increase in loans                                     (14,429)    (4,442)    (35,378)
  FHLB stock purchases                                                     (94)        (93)
  Properties and equipment expenditures, net                   (825)      (804)       (229)
                                                           -------------------------------
      Net cash from investing activities                    (19,673)    (4,186)    (32,584)
                                                           -------------------------------

Cash flows from financing activities
  Net increase in deposits                                    5,666     17,627      11,883
  Proceeds from FHLB advances                                 9,000     10,000      33,000
  Repayment of FHLB advances                                 (7,000)    (4,000)     (6,000)
  Proceeds from exercise of stock options                       180         92
  Cash dividends paid                                        (2,827)    (2,751)     (2,347)
  Purchase of treasury stock                                 (9,517)    (5,466)     (5,672)
                                                           -------------------------------
      Net cash from financing activities                     (4,498)    15,502      30,864
                                                           -------------------------------
Net change in cash and cash equivalents                     (18,584)    17,764       3,359
Cash and cash equivalents at beginning of year               28,536     10,772       7,413
                                                           -------------------------------
Cash and cash equivalents at end of year                   $  9,952    $28,536    $ 10,772
                                                           ===============================

Cash paid during the year for:
  Interest                                                 $ 15,287    $15,765    $ 13,938
  Income taxes                                                2,748      2,707       2,947
Noncash transactions:
  Transfer of loans to real estate owned                         89         46          71

See accompanying notes to consolidated financial statements.


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include Industrial Bancorp, Inc. and its wholly-owned subsidiary, Industrial Savings and Loan Association, together referred to as "the Company". Intercompany transactions and balances are eliminated. Footnote tables are presented in thousands, except per share data.

Nature of Operations: The Corporation provides financial services through its offices in North Central Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

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

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

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

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses on investment securities, which are also recognized as separate components of equity.

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

Reclassifications: Certain items in the 1998 and 1997 financial statements have been reclassified to correspond with the 1999 presentation.

NOTE 2 - INVESTMENT SECURITIES

Investment securities as of the end of the year were as follows:

                                                   Gross          Gross        Estimated
                                   Amortized     Unrealized     Unrealized       Fair
                                     Cost          Gains          Losses         Value
                                   -----------------------------------------------------

Available for sale

1999
----
  U.S. Treasury securities          $ 6,994        $   10         $(11)         $ 6,993
  U.S. agency securities              4,995                        (42)           4,953
  Federal Home Loan Mortgage
   Corporation preferred stock           46         2,149                         2,195
                                    ---------------------------------------------------
                                    $12,035        $2,159         $(53)         $14,141
                                    ===================================================

1998
----
  U.S. Treasury securities          $12,003        $  153                       $12,156
  U.S. agency securities              6,002            40                         6,042
  Federal Home Loan Mortgage
   Corporation preferred stock           46         2,991                         3,037
                                    ---------------------------------------------------
                                    $18,051        $3,184                       $21,235
                                    ===================================================

Held to maturity
1999
----
  Mortgage-backed securities        $   202        $   10                       $   212
                                    ===================================================

1998
----
  Mortgage-backed securities        $   283        $   19                       $   302
                                    ===================================================


Contractual maturities of debt securities at year-end 1999 were as follows:

                                             Amortized     Estimated
                                               Cost        Fair Value
                                             ------------------------

Available for sale
  Due in one year or less                     $10,990       $10,963
  Due after one year through five years           999           983
                                              ---------------------
                                               11,989        11,946
  Federal Home Loan Mortgage Corporation
   preferred stock                                 46         2,195
                                              ---------------------
                                              $12,035       $14,141
                                              =====================
Held to maturity
  Mortgage-backed securities                  $   202       $   212
                                              =====================

No investment securities were sold during 1999, 1998 or 1997. Investment securities pledged at year-end 1999 and 1998 had costs of $9.3 million and $15.4 million and were pledged to secure public deposits.

NOTE 3 - LOANS RECEIVABLE

Loans receivable as of the end of the year were as follows:

                                                   1999         1998
                                                 ---------------------

  Real estate loans:
    One- to four-family                          $288,905     $279,237
    Home equity                                    18,721       16,624
    Construction                                   18,172       17,858
    Multi-family                                   10,873        9,165
    Nonresidential                                 11,956       10,979
                                                 ---------------------
        Total real estate loans                   348,627      333,863
  Commercial loans                                  1,265          451
  Consumer loans                                    6,594        4,859
                                                 ---------------------
        Total loans                               356,486      339,173
  Less:
    Undisbursed construction loan funds            (8,693)      (6,251)
    Net deferred loan fees                         (3,500)      (4,020)
    Allowance for loan losses                      (2,017)      (1,930)
                                                 ---------------------
                                                 $342,276     $326,972
                                                 =====================

Activity in the allowance for loan losses for the year was as follows:

                                    1999       1998       1997
                                   ----------------------------

  Balance at beginning of year     $1,930     $1,742     $1,557
    Provision for losses              103        200        186
    Charge-offs                       (19)       (14)        (2)
    Recoveries                          3          2          1
                                   ----------------------------
    Balance at end of year         $2,017     $1,930     $1,742
                                   ============================

No loans were classified as impaired at year-end 1999, 1998 and 1997 or during the years then ended. Non-performing loans as of the end of the year were as follows:

                                                   1999       1998
                                                  -----------------

    Loans accounted for on a nonaccrual basis     $  928     $  976
    Accruing loans past due 90 days or more          629        512
                                                  -----------------
          Total non-performing loans              $1,557     $1,488
                                                  =================

Loans serviced by others, which are not reported as assets, total $27.3 million and $21.1 million at year-end 1999 and 1998. Activity for capitalized mortgage servicing rights was as follows:

                                       1998     1998
                                       -------------

  Balance at beginning of year         $169     $  -
    Additions                            82      177
    Amortized to expense                (58)      (8)
                                       -------------
  Balance at end of year               $193     $169
                                       =============

Loans to principal officers, directors and their related businesses, aggregating $60 thousand or more to any one related party, were as follows:

                                       1999
                                       ----

  Balance at beginning of year         $199
    Loans originated                     80
    Repayments                          (50)
                                       ----
  Balance at end of year               $229
                                       ====

NOTE 4 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment as of the end of the year were as follows:

                                        1999       1998
                                       -----------------

  Land                                 $2,044     $1,932
  Buildings and improvements            5,434      5,065
  Furniture and equipment               1,714      1,489
  Leasehold improvements                  103          7
  Construction in progress                  4         20
                                       -----------------
        Total cost                      9,299      8,513
  Accumulated depreciation              3,590      3,126
                                       -----------------
                                       $5,709     $5,387
                                       =================

NOTE 5 - DEPOSITS

Deposits as of the end of the year were as follows:

                                             1999         1998
                                           ---------------------

  Noninterest-bearing demand deposits      $  4,928     $  4,009
  Money market accounts                       4,364        4,713
  NOW accounts                               23,767       17,750
  Passbook savings accounts                  57,861       54,258
  Certificates of deposit                   203,330      207,854
                                           ---------------------
                                           $294,250     $288,584
                                           =====================

Certificates of deposit with balances of $100 thousand or more were $49.0 million and $45.9 million at year-end 1999 and 1998.

Scheduled maturities of certificates of deposit at year-end 1999 were as follows:

                                         Amount
                                        --------

                               2000     $128,708
                               2001       55,437
                               2002       14,152
                               2003        2,573
                               2004        1,707
                         Thereafter          753
                                        --------
                                        $203,330
                                        ========

NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank at year-end were as follows:

                                             1999                          1998
       -----------------------------------------------------------------------------------
       Year of Maturity            Interest Rate     Amount      Interest Rate     Amount
       -----------------------------------------------------------------------------------

             1999                  5.75 - 6.30%                                    $ 7,000
             2000                  4.70 - 6.60%      $16,000     6.30 - 6.60%        7,000
             2001                  5.73 - 6.21%        9,000     5.73 - 6.21%        9,000
             2002                  5.95 - 6.25%        9,000     5.95 - 6.25%        9,000
             2003                      5.83            3,000         5.83            3,000
                                                     -------                       -------
                                                     $37,000                       $35,000
                                                     =======                       =======

Weighted average interest rate         5.88%                         6.11%

These advances were collateralized by $55.5 million and $52.5 million of residential mortgage loans under a blanket lien agreement and by Federal Home Loan Bank stock at year-end 1999 and 1998.

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

Contributions to the ESOP during 1999, 1998 and 1997 were $374,000, $398,000 and $542,000. ESOP expense for 1999, 1998 and 1997 was $769,000, $844,000 and $655,000.

Shares held by the ESOP as of the end of the year were as follows:

                                                     1999         1998
                                                   ---------------------

  Shares allocated to participants                  174,760      133,585
  Unearned shares                                   249,779      308,350
                                                   ---------------------
        Total ESOP shares                           424,539      441,935
                                                   ---------------------
  Fair value of unearned shares (in thousands)     $  3,715     $  6,167
                                                   =====================

NOTE 8 - STOCK OPTION AND INCENTIVE PLAN

Options to buy stock of the Company are granted to directors and certain key employees under the Stock Option and Incentive Plan, which provides for award of up to 555,450 options. Exercise price is the market price at date of grant. The maximum option term is ten years, and options vest over five years.

A summary of activity in the plan is as follows:

                                               1999                      1998
                                       -----------------------------------------------
                                                    Weighted                  Weighted
                                        Number      Average       Number      Average
                                          of        Exercise        of        Exercise
                                        Shares       Price        Shares       Price
                                       -----------------------------------------------

  Outstanding at beginning of year     382,815                    388,815
    Exercised                          (13,330)      $11.00        (6,000)     $11.00
                                       -------                    -------
  Outstanding at end of year           369,485                    382,815
                                       =======                    =======
  Options exercisable at year-end      213,989                    149,526

No options were granted in 1999 or 1998. All options issued to date, and therefore all outstanding or exercisable at year-end, have an exercise price of $11.00 per share.

Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                           1999                      1998                      1997
                                 ---------------------------------------------------------------------------
                                 As reported   Pro forma   As reported   Pro forma   As reported   Pro forma
                                 ---------------------------------------------------------------------------

  Net income                        $5,310       $5,127       $5,704       $5,521       $5,113       $4,930
  Basic earnings per share            1.23         1.19         1.22         1.18         1.04         1.01
  Diluted earnings per share          1.21         1.16         1.19         1.15         1.03          .99

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

NOTE 9 - MANAGEMENT RECOGNITION PLAN

The management recognition plan (MRP) provides to directors and certain key employees an ownership interest in the Company designed to compensate such directors and key employees for services to the Company. The Company contributed sufficient funds to enable the MRP to purchase and issue awards for 222,180 common shares of the Company. The shares awarded vest over a five-year period beginning in 1996. Compensation expense, which is based upon the cost of the shares, was $526,000 in each of 1999, 1998 and 1997.

NOTE 10 - INCOME TAXES

The provision for income tax was as follows:

                        1999       1998       1997
                       ----------------------------

  Current expense      $2,959     $2,904     $2,678
  Deferred expense        (24)       124        105
                       ----------------------------
                       $2,935     $3,028     $2,783
                       ============================

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

                                                         1999        1998        1997
                                                        -----------------------------

  Income tax computed at the statutory federal rate     $2,803      $2,969      $2,685
  Effect of ESOP deduction                                 122         196          72
  Effect of MRP awards expense                               -         (16)        (16)
  Other                                                     10        (121)         42
                                                        -----------------------------
                                                        $2,935      $3,028      $2,783
                                                        ==============================
  Effective tax rate                                      35.6%       34.7%       35.2%

Deferred tax assets and liabilities as of the end of the year were as follows:

                                               1999       1998
                                             ------------------

  Deferred tax assets
    Deferred loan fees                       $   870    $ 1,020
    Accrued MRP awards                           126        119
    Construction period interest                  16         16
    Accrued vacation                              49         38
    ESOP shares allocated                         91         77
    Bad debt deduction                            13          -
    Other                                         11          8
                                             ------------------
                                               1,176      1,278

  Deferred tax liabilities
    Bad debt deduction                             -       (186)
    FHLB stock dividends                        (670)      (590)
    Unrealized gain on investment
     securities available for sale              (716)    (1,082)
    Depreciation expense                        (105)      (111)
    Loan servicing rights                        (66)       (57)
    Accumulated accretion                         (8)       (31)
                                             ------------------
                                              (1,565)    (2,057)
                                             ------------------
        Net deferred tax asset/(liability)   $  (389)   $  (779)
                                             ==================

The Company has not established a valuation allowance, as it is management's belief that it has adequate taxable income and carrybacks to realize recorded deferred tax assets.

Federal income tax laws provided additional bad debt deductions through 1987, totaling $4.2 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $1.4 million at December 31, 1999. If Industrial Savings was liquidated or otherwise ceases to be a thrift or if tax laws were to change, this amount would be expensed. Under 1996 tax law changes, bad debts are based on actual loss experience and tax bad debt reserves accumulated since 1987 are to be reduced. This requires payment of approximately $495,000 annually over six years, which began in 1998.

NOTE 11 - RESTRICTIONS ON RETAINED EARNINGS AND CAPITAL REQUIREMENTS

Industrial Savings is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt correction action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. As of December 31, 1999, Industrial Savings is considered well capitalized based on computed regulatory capital ratios.

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

Actual and required capital amounts (in thousands) and ratios as of the end of the year were as follows:

                                                                            Minimum Required
                                                     Minimum Required    To Be Well Capitalized
                                                         For Capital     Under Prompt Corrective
                                       Actual        Adequacy Purposes      Action Regulations
                                  --------------------------------------------------------------

1999
  Total capital
   (to risk weighted assets)      $38,066   15.84%    $19,229   8.0%         $24,036   10.0%
  Tier 1 (core) capital
   (to risk weighted assets)      $35,115   14.61%    $ 9,614   4.0%         $14,421    6.0%
  Tier 1 (core) capital
   (to adjusted total assets)     $35,115   9.07%     $15,479   4.0%         $19,348    5.0%
  Tangible capital
   (to adjusted total assets)     $35,115   9.07%     $ 5,805   1.5%                N/A

                                  Amount    Ratio     Amount    Ratio     Amount    Ratio
                                  -------------------------------------------------------

1998
  Total capital
   (to risk weighted assets)     $36,018    17.21%    $16,740   8.0%      $20,925   10.0%
  Tier 1 (core) capital
   (to risk weighted assets)     $34,110    16.30%    $ 8,370   4.0%      $12,555    6.0%
  Tier 1 (core) capital
   (to adjusted total assets)    $34,110     8.85%    $11,569   4.0%      $19,282    5.0%
  Tangible capital
   (to adjusted total assets)    $34,110     8.85%    $ 5,784   1.5%             N/A

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

Financial instruments with off-balance-sheet risk as of the end of the year were as follows:

                                                 1999               1998
                                          ------------------------------------
                                           Fixed   Variable   Fixed   Variable
                                           Rate      Rate     Rate      Rate
                                          ------------------------------------

  Commitments to make loans               $3,939   $ 1,380   $4,882   $ 1,638
  Undisbursed construction loan funds      7,633     1,060    5,357       894
  Unused lines of credit                      19    17,258        -    12,228

Commitments to make loans are generally made for 30 days or less. The fixed rate loan commitments on mortgage loans have interest rates ranging from 7.25% to 9.00% and maturities ranging from 10 years to 30 years.

The Company was required by the Federal Reserve Bank to maintain cash reserves of $640,000 and $500,000 as of year-end 1999 and 1998. These reserves do not earn interest.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments as of the end of the year were as follows:

                                                  1999                    1998
                                         ------------------------------------------------
                                          Carrying                  Carrying
                                           Amount    Fair Value      Amount    Fair Value
                                         ------------------------------------------------

Financial assets
  Cash and cash equivalents              $   9,952    $   9,952    $  28,536    $  28,536
  Interest-bearing time deposits            10,500       10,500            -            -
  Investment securities                     14,343       14,343       21,518       21,537
  Loans receivable, net                    342,276      335,314      326,972      332,757
  Federal Home Loan Bank stock               3,490        3,490        3,256        3,256
  Accrued interest receivable                2,273        2,273        2,051        2,051

Financial liabilities
  Deposits                               $(294,250)   $(294,647)   $(288,584)   $(290,040)
  FHLB advances                            (37,000)     (36,586)     (35,000)     (35,581)
  Accrued interest payable                    (530)        (530)        (769)        (769)

The methods and assumptions used to estimate fair value are described as follows. Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits and variable rate loans or deposits that reprice frequently and fully. Investment securities fair values are based on market prices. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of loans held for sale is based on market quotes. Fair value of FHLB advances is based on current rates for similar financing. Fair value of commitments is not materially different from the nominal value.

NOTE 14 - EARNINGS PER SHARE

The factors used in the earnings per share computation were as follows:

                                                                      1999         1998         1997
                                                                   ------------------------------------

  Net income (in thousands)                                        $    5,310   $    5,704   $    5,113
  Basic:
    Weighted average common shares outstanding                      4,581,534    5,005,852    5,276,908
    Less: Average unallocated ESOP shares                             279,065      330,616      375,137
                                                                   ------------------------------------
    Average shares                                                  4,302,469    4,675,236    4,901,771
                                                                   ====================================
    Basic earnings per share                                       $     1.23   $     1.22   $     1.04

  Diluted:
    Weighted average common shares outstanding
     for basic earnings per share                                   4,302,469    4,675,236    4,901,771
    Add: Dilutive effects of assumed exercises of stock options       103,525      110,299       62,644
                                                                   ------------------------------------
    Average shares and dilutive potential common shares             4,405,994    4,785,535    4,964,415
                                                                   ====================================
    Diluted earnings per share                                     $     1.21   $     1.19   $     1.03

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS                     December 31,
                                         -------------------
(Dollars in thousands)                    1999        1998
                                         -------------------

ASSETS
  Cash and cash equivalents              $    79     $    87
  Investment in subsidiary                36,505      36,211
  Loan receivable from ESOP                2,957       3,327
  Loan receivable from subsidiary         14,900      21,000
  Other assets                                80          90
                                         -------------------
                                         $54,521     $60,715
                                         ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
  Liabilities                            $   (65)    $   (26)
  Shareholders' equity                    54,586      60,741
                                         -------------------
                                         $54,521     $60,715
                                         ===================

CONDENSED STATEMENTS OF INCOME                                             For the year ended December 31,
                                                                          --------------------------------
(Dollars in thousands)                                                      1999        1998        1997
                                                                          --------------------------------

  Interest income on loan from subsidiary                                 $    859    $  1,030    $    287
  Dividends from subsidiary                                                  6,000       9,000      26,500
  Management fees expense                                                     (900)       (900)        (60)
  Other operating expenses                                                     (70)        (78)       (123)
                                                                          --------------------------------
        Income before income tax and undistributed subsidiary income         5,889       9,052      26,604
  Provision (benefit) for income taxes                                         (36)         17          35
  Equity in undistributed subsidiary income                                   (615)     (3,331)    (21,456)
                                                                          --------------------------------
        Net income                                                        $  5,310    $  5,704    $  5,113
                                                                          ================================


CONDENSED STATEMENTS OF CASH FLOWS                   For the year ended December 31,
                                                     ---------------------------------
(Dollars in thousands)                                 1999        1998        1997
                                                     ---------------------------------

Cash flows from operating activities
  Net income                                         $  5,310    $  5,704    $   5,113
  Adjustments:
    Equity in undistributed subsidiary income             615       3,331       21,456
    Dividends on unallocated ESOP shares                 (215)       (214)        (194)
    Changes in other assets                                10           9          (50)
                                                     ---------------------------------
      Net cash from operating activities                5,720       8,830       26,325
                                                     ---------------------------------

Cash flows from investing activities
  Loans to subsidiary                                  (6,000)     (9,000)     (23,900)
  Principal repayment on loans to subsidiary           12,100       7,500        5,100
  Principal repayment on loan to ESOP                     370         370          370
                                                     ---------------------------------
      Net cash from investing activities                6,470      (1,130)     (18,430)
                                                     ---------------------------------

Cash flows from financing activities
  Cash dividends paid                                  (2,827)     (2,751)      (2,347)
  Purchase of treasury stock                           (9,517)     (5,466)      (5,672)
  Proceeds from exercise of stock options                 146          66            -
                                                     ---------------------------------
      Net cash from financing activities              (12,198)     (8,151)      (8,019)
                                                     ---------------------------------
Net change in cash and cash equivalents                    (8)       (451)        (124)

Cash and cash equivalents at beginning of period           87         538          662
                                                     ---------------------------------

Cash and cash equivalents at end of period           $     79    $     87    $     538
                                                     =================================

NOTE 16 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                  March 31     June 30     September 30     December 31
                                  -----------------------------------------------------

1999
  Interest income                  $7,474      $7,377         $7,224          $7,367
  Interest expense                  3,833       3,796          3,677           3,742
                                   -------------------------------------------------
      Net interest income           3,641       3,581          3,547           3,625
  Provision for loan losses            38          20             22              23
  Other income                        235         211            227             276
  Other expense                     1,738       1,798          1,826           1,633
                                   -------------------------------------------------
      Income before taxes           2,100       1,974          1,926           2,245
  Provision for incomes taxes         729         696            712             798
                                   -------------------------------------------------
      Net income                   $1,371      $1,278         $1,214          $1,447
                                   =================================================
  Basic earnings per share         $ 0.30      $ 0.29         $ 0.29          $ 0.35
  Diluted earnings per share         0.30        0.29           0.28            0.34

1998
  Interest income                  $7,407      $7,621         $7,750          $7,784
  Interest expense                  3,806       3,938          4,069           4,012
                                   -------------------------------------------------
      Net interest income           3,601       3,683          3,681           3,772
  Provision for loan losses            45          55             55              45
  Other income                        141         173            234             310
  Other expense                     1,637       1,685          1,637           1,704
                                   -------------------------------------------------
      Income before taxes           2,060       2,116          2,223           2,333
  Provision for incomes taxes         702         722            757             847
                                   -------------------------------------------------
      Net income                   $1,358      $1,394         $1,466          $1,486
                                   =================================================
  Basic earnings per share         $ 0.29      $ 0.30         $ 0.31          $ 0.32
  Diluted earnings per share         0.28        0.29           0.31            0.32

REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Industrial Bancorp, Inc.
Bellevue, Ohio

      We have audited the accompanying consolidated balance sheets of Industrial Bancorp, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrial Bancorp, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.




                                       /s/ Crowe, Chizek and Company LLP

                                       Crowe, Chizek and Company LLP


Cleveland, Ohio
January 15, 2000


COMMON STOCK INFORMATION

      The common shares of Industrial Bancorp are listed on the Nasdaq National Market under the symbol "INBI". There were 4,359,383 common shares outstanding at year-end 1999, held of record by approximately 1335 shareholders. The following dividend and market price information includes daily high, low and closing sales prices of the common shares of Industrial Bancorp for each period indicated.

           Quarter ended      High      Low      Last    Dividend
           ------------------------------------------------------

             3/31/98        $23.50   $17.63    $22.50     $.14
             6/30/98         25.25    18.31     19.00      .15
             9/30/98         20.00    15.88     18.00      .15
            12/31/98         20.25    17.00     20.00      .15
             3/31/99         20.00    18.75     19.44      .16
             6/30/99         21.00    16.00     20.25      .16
             9/30/99         20.63    17.75     18.25      .17
            12/31/99         18.50    13.88     14.88      .17

DIRECTORS

Lawrence R. Rhoades
Chairman of the Board and Chief Financial Officer

David M. Windau
President and Chief Executive Officer
Webster Industries, Inc.

Roger O. Wilkinson
Finance Directors
Huron County Alcohol, Drug Addiction
 and Mental Health Services Board

Graydon H. Hayward
President
Hayward Rigging & Construction, Inc.

Leon W. Maginnis
Vice President - Finance
Hirt Publishing Company, Inc.

Bob Moore
President, Retired
Willard Foods

EXECUTIVE OFFICERS

Lawrence R. Rhoades
Chairman of the Board and Chief Financial Officer

David M. Windau
Senior Vice President - Loans

Stephen S. Beal
Senior Vice President - Operations


ANNUAL MEETING

      The 2000 Annual Meeting of Shareholders of Industrial Bancorp, Inc. will be held on April 18, 2000, at 2:30 p.m., local time, at the Bellevue Elks Lodge #1013, located at 214 West Main Street, Bellevue, Ohio 44811. Shareholders are cordially invited to attend.

FORM 10-K

      A copy of Industrial Bancorp's Annual Report on Form 10-k, as filed with the Securities and Exchange Commission, will be available to shareholders at no charge upon request to:

                          Industrial Bancorp, Inc.
                            211 N. Sandusky Street
                            Bellevue, Ohio 44811
                          Attn: Investor Relations
                               (419) 483-3375

SHAREHOLDER SERVICES

      Registrar and Transfer Company serves as transfer agent and dividend distributing agent for Industrial Bancorp's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:
                       Registrar and Transfer Company
                              10 Commerce Drive
                       Cranford, New Jersey 07016-3572
                                (800)368-5948


211 N. Sandusky St.
Bellevue, Ohio 44811
(419) 483-3375